This is a confidential draft submission to the United States Securities and Exchange Commission on April 27, 2026 under the Securities
Act of 1933, as amended.
No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
Ares Acquisition Corporation III
(Exact name of registrant as specified in its charter)
Cayman Islands (State or other jurisdiction of incorporation or organization)	6770 (Primary Standard Industrial Classification Code Number)	98-1929025 (I.R.S. Employer Identification No.)
c/o Ares Management LLC
245 Park Avenue, 44th Floor
New York, NY 10167
(212) 710-2100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Peter Ogilvie
c/o Ares Management LLC
245 Park Avenue, 44th Floor
New York, NY 10167
(212) 710-2100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies:
Monica J. Shilling, P.C. Philippa Bond, P.C. Van Whiting Kirkland & Ellis LLP 2049 Century Park East, 37th Floor Los Angeles, California 90067 Tel: (310) 552-4200 Fax: (310) 552-5900	Christian Nagler, P.C. Aaron Z. Simons Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Tel: (212) 446-4800 Fax: (212) 446-4900	Christopher J. Capuzzi Paul D. Tropp Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel: (212) 596-9000 Fax: (212) 596-9090
Approximate date of commencement of proposed sale to the public:   As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, Dated April 27, 2026
PRELIMINARY PROSPECTUS
Ares Acquisition Corporation III
$100,000,000
10,000,000 Units
Ares Acquisition Corporation III is a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to as our initial business combination. We have not selected any business combination target. We have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. We may pursue an initial business combination target in any business or industry.
This is an initial public offering of our securities. Each unit has an offering price of $10.00 and consists of one Class A ordinary share and one-fifth of one redeemable warrant. Each whole warrant entitles the holder of such warrant to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment, terms and limitations as described in this prospectus. Each whole warrant attached to Class A ordinary shares that are not redeemed prior to, or in connection with, our initial business combination will become exercisable 30 days after the completion of an initial business combination. The underwriters have a 45-day option from the date of this prospectus to purchase up to 1,500,000 additional units to cover over-allotments, if any.
We will provide our public shareholders with the opportunity to have all or a portion of their Class A ordinary shares redeemed prior to, or in connection with, our initial business combination, subject to the limitations described in this prospectus. Warrants that are attached to Class A ordinary shares that are redeemed prior to, or in connection with, completion of our initial business combination will be cancelled and expire upon redemption of such shares without payment or any additional consideration.
The cancellation and expiration of the warrants upon redemption of the Class A ordinary shares to which they are attached is different from a typical blank check company offering. See “Proposed Business—Manner of Conducting Redemptions” for a discussion of the reasons for structuring the offering in this manner.
Our sponsor, Ares Acquisition Holdings III LP, has agreed to purchase 3,533,333 warrants (3,733,333 warrants in a Full Over-Allotment), each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.50 per warrant, in a private placement to occur concurrently with the closing of this offering. See “Summary—The Offering—Private placement warrants.”
Our sponsor (together with its permitted transferees) currently owns 2,875,000 Class B ordinary shares, up to 375,000 of which are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised. The number of founder shares issued (or forfeited depending on the extent to which the underwriters’ over-allotment option is exercised) was determined so that the founder shares would represent 20.0% of our issued and outstanding shares upon the completion of this offering. The Class B ordinary shares will automatically convert into Class A ordinary shares upon the completion of our initial business combination or earlier at the option of the holders of the Class B ordinary shares as described in this prospectus. On all matters submitted to a vote of our shareholders, holders of our Class A ordinary shares and holders of our Class B ordinary shares will vote together as a single class, except as required by the laws of the Cayman Islands. See “Summary—The Offering—Founder shares,” “Summary—The Offering—Transfer restrictions on founder shares,” “Summary—The Offering—Voting rights” and “Summary—The Offering—Private placement warrants” for more information regarding our sponsor’s and our affiliates’ securities.
Because our sponsor acquired the founder shares at a nominal price, our public shareholders will incur immediate and substantial dilution upon the closing of this offering, assuming no value is ascribed to the warrants included in the units. Further, the Class A ordinary shares issuable upon the conversion of the founder shares may result in dilution to our public shareholders due to the anti-dilution rights of our founder shares that may result in an issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion. See “Risk Factors—Risks Relating to Ownership of Our Securities—Our

sponsor paid a nominal price for the founder shares, and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A ordinary shares.”
The following table illustrates the difference between the public offering price per unit and our net tangible book value per share (“NTBV”), as adjusted to give effect to this offering and assuming the redemption of our public shares at varying levels and the exercise in full and no exercise of the over-allotment option. See “Summary—Dilution” and “Dilution” for more information.
As of March 31, 2026
Offering Price of $10.00 per Unit	25% of Maximum Redemption		50% of Maximum Redemption		75% of Maximum Redemption		Maximum Redemption
NTBV	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price
Assuming Full Over-Allotment is Exercised
$7.89	$7.37	$2.63	$6.49	$3.51	$4.74	$5.26	$(0.53)	$10.53
Assuming No Over-Allotment is Exercised
$7.91	$7.39	$2.61	$6.52	$3.48	$4.78	$5.22	$(0.45)	$10.45
Our sponsor has agreed to loan us up to $400,000 pursuant to an unsecured promissory note to be used for a portion of the expenses of this offering. As of April 27, 2026, there are no amounts outstanding under the promissory note with our sponsor. This promissory note is non-interest bearing, unsecured and due at the earlier of December 31, 2026 and the closing of this offering. The promissory note will be repaid upon the closing of this offering out of the offering proceeds not held in the trust account. In addition, in order to finance transaction costs in connection with an initial business combination, our sponsor, an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts out of the proceeds of the trust account released to us. Otherwise, such loans would be repaid only out of funds held outside the trust account. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account or funds released to us as Working Capital Withdrawals to repay such loaned amounts, but no proceeds from our trust account (other than Working Capital Withdrawals) would be used to repay such loaned amounts. The lender may convert up to $2,000,000 of such working capital loans into warrants of the post-business combination entity at a price of $1.50 per warrant. Such warrants would be identical to the private placement warrants. Except as set forth above, the terms of such working capital loans have not been determined and no written agreements exist with respect to such loans. We will also reimburse our sponsor for office space, utilities, secretarial support and administrative services provided to our directors and executive officers, in the amount of $16,667 per month, as described below. See “Summary—Other Considerations and Conflicts of Interest” for more information regarding the amount of compensation and securities received or to be received by our sponsor, its affiliates and our officers and directors.
Our sponsor and members of our management team will directly or indirectly own our securities following this offering and may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Additionally, each of our officers and directors presently has, and any of them in the future may have fiduciary, contractual or other obligations or duties to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. See “Proposed Business—Other Considerations and Conflicts of Interest” and “Management—Conflicts of Interest” for more information.
Of the proceeds we receive from this offering and the sale of the private placement warrants described in this prospectus, $100,000,000, or $115,000,000 in a Full Over-Allotment ($10.00 per unit in either case), will be deposited into a trust account at         , with Continental Stock Transfer & Trust Company acting as trustee. The trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the trust account that may be released to us for Permitted Withdrawals, the funds held in the trust account will not be released from the trust account until the earliest to occur of: (i) the completion of our initial business combination; (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) the inability to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve. The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders. We are permitted to make Working Capital Withdrawals from the trust account to fund our working capital requirements, subject to an annual limit of $500,000 (plus the rollover of unused amounts from prior years) (provided that only $250,000, plus the rollover of unused amounts from prior years of interest earned on the funds held in the trust account may be released to us during the six-month period that will begin 24 months from the closing of this offering if we have executed a letter of intent for an initial business combination within 24 months from the closing of this offering). Such Working Capital Withdrawals may only be made from interest earned on and not from the principal held in the trust account.
We have 24 months from the closing of this offering, until the end of the Extended Period or until such earlier date as our board of directors may approve to complete our initial business combination. If we anticipate that we may be unable to complete our initial business combination within such 24-month period or within the Extended Period, if applicable, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must complete our initial business combination. If we seek shareholder approval for an extension, holders of Class A ordinary shares will be offered an opportunity to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of then issued and outstanding Class A ordinary shares, subject to applicable law. If we are unable to complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, we will redeem 100% of the Class A ordinary shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of then issued and outstanding Class A ordinary shares, subject to applicable law and certain conditions as further described in this prospectus.
Prior to this offering there is no public market for our securities. We intend to apply to have our units listed on the        , under the symbol “AAC.U” on or promptly after the date of this prospectus. We cannot guarantee that our securities will be approved for listing on         . Our units will not separate into Class A ordinary shares and warrants, and the Class A ordinary shares and the warrants will not trade separately, unless and until completion of our initial business combination.
We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 43 for a discussion of information that should be considered in connection with an investment in our securities. Investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Unit	Total
Public offering price	$10.00	$100,000,000
Underwriting discounts and commissions(1)	$0.55	$5,500,000
Proceeds, before expenses, to us	$9.45	$94,500,000
(1) Includes $0.35 per unit, or $3,500,000 in the aggregate ($4,025,000 in the aggregate in a Full Over-Allotment), payable to the underwriters for deferred underwriting commissions to be placed in a trust account as described in this prospectus and released to the underwriters only upon the completion of an initial business combination. See “Underwriting” for a description of compensation payable to the underwriters.
The underwriters are offering the units for sale on a firm commitment basis. The underwriters expect to deliver the units to the purchasers on or about          , 2026.
J.P. MorganJefferies
The date of this prospectus is            , 2026

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and neither we nor the underwriters take any responsibility for any other information others may give to you. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.
This prospectus contains trademarks, service marks and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of such names or marks to imply relationships with, or endorsements of us by, any other company.

i

SUMMARY
This summary only highlights the more detailed information appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the information under “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before investing.
Unless otherwise stated in this prospectus or the context otherwise requires:
•
“amended and restated memorandum and article of association” means the amended and restated memorandum and articles of association that the company will adopt prior to the completion of this offering;

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“Ares” means Ares Management Corporation, a Delaware corporation and indirect parent of our sponsor, together with its subsidiaries;

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“Ares funds” means funds, alternative asset companies, co-investment vehicles and other entities and accounts managed by Ares or its affiliates and certain portfolio companies in which Ares or such entities have invested;

•
“assets under management” or “AUM” means the assets the Ares funds manage. For Ares funds other than CLOs, AUM represents the sum of the net asset value (“NAV”) of such funds, the drawn and undrawn debt (at the fund-level including amounts subject to restrictions) and uncalled committed capital (including commitments to funds that have yet to commence their investment periods). NAV generally refers to the fair value of the assets of a fund less the liabilities of the fund but may represent carrying value of assets and liabilities of the funds that are not reported at fair value. For Ares funds that are CLOs, AUM is equal to initial principal of collateral adjusted for paydowns. AUM also includes the proceeds raised in the initial public offerings of special purpose acquisition companies sponsored by Ares Funds, less any redemptions;

•
“board of directors” means the board of directors of the company (including our director nominees who will become directors in connection with the completion of this offering);

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“Class A ordinary shares” means our Class A ordinary shares of par value $0.0001 per share in the share capital of the company (including, as the context requires, Class A ordinary shares underlying the units sold in this offering);

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“Class B ordinary shares” means our Class B ordinary shares of par value $0.0001 per share in the share capital of the company;

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“CLOs” means Ares funds that are structured as collateralized loan obligations and similarly structured vehicles;

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“Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time;

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“directors” means our current directors and director nominees;

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“Extended Period” means 30 months from the closing of this offering. Upon our entering into a letter of intent with a potential target business in connection with an initial business combination, the Extended Period shall automatically come into effect and the period of time in which we may complete a business combination shall be automatically extended from 24 months to 30 months from the closing of this offering;

•
“founder shares” means our Class B ordinary shares initially issued to our sponsor in a private placement prior to this offering and the Class A ordinary shares that will be issued upon the automatic conversion of the Class B ordinary shares at the time of our initial business combination or earlier at the option of the holders of the Class B ordinary shares (for the avoidance of doubt, such Class A ordinary shares will not be “public shares”);

•
“Full Over-Allotment” means the exercise in full by the underwriters of their option to purchase up to 1,500,000 additional units to cover over-allotments on the conditions described in this prospectus. See “Underwriting”;

•
“ordinary shares” means our Class A ordinary shares and our Class B ordinary shares (including, as the context requires, ordinary shares underlying the units sold in this offering);

•
“Permitted Withdrawals” means (i) amounts withdrawn or eligible to be withdrawn to fund our working capital requirements, subject to an annual limit of $500,000 (plus the rollover of unused amounts from prior years) (provided that only $250,000, plus the rollover of unused amounts from prior years of interest earned on the funds held in the trust account may be released to us during the six-month period that will begin 24 months from the closing of this offering if we have executed a letter of intent for an initial business combination within 24 months from the closing of this offering) (such amounts “Working Capital Withdrawals”); (ii) amounts withdrawn or eligible to be withdrawn to pay taxes; and (iii) in the event of our liquidation for failure to complete our initial business combination within the allotted time, up to $100,000 of interest that may be released to us to fund the costs and expenses of our dissolution and liquidation. Any withdrawals to pay for taxes shall not count toward the $500,000 annual limitation for Working Capital Withdrawals. Working Capital Withdrawals may only be made from interest earned on and not from the principal held in the trust account;

•
“private placement” means the private placement by us to our sponsor of an aggregate of 3,533,333 private placement warrants (3,733,333 private placement warrants in a Full Over-Allotment) at a price of $1.50 per private placement warrant, which will occur simultaneously with the completion of this offering;

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“private placement warrants” means the warrants to be issued to our sponsor in a private placement by us completed simultaneously with the closing of this offering and upon conversion of working capital loans, if any;

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“public shares” means our Class A ordinary shares sold as part of the units in this offering (whether they are purchased in this offering or thereafter in the open market);

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“public shareholders” means the holders of our public shares, including our sponsor and our directors and executive officers if and to the extent they purchase public shares, but their status as a “public shareholder” will only exist with respect to such public shares;

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“representatives” means J.P. Morgan Securities LLC and Jefferies LLC, the representatives of the underwriters in this offering;

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“sponsor” means Ares Acquisition Holdings III LP, a Cayman Islands exempted limited partnership;

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“underwriters” means the underwriters of this offering, for which the representatives are acting as representatives; and

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“we,” “us,” “AAC III,” “our,” “company” or “our company” mean Ares Acquisition Corporation III, a Cayman Islands exempted company.

Any forfeiture of shares described in this prospectus will take effect as a surrender of shares for no consideration of such shares as a matter of Cayman Islands law. Any conversion of the Class B ordinary shares described in this prospectus will take effect as a compulsory redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law. Any share dividends described in this prospectus will take effect as share capitalizations as a matter of Cayman Islands law.
Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise the Full Over-Allotment.
Our Company
We are a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to as our initial business combination. Our only activities since inception have been organizational activities and those necessary to prepare for this offering. We have not selected any business combination target. We have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. Our team has a history of executing transactions in multiple geographies and under varying economic and financial market conditions. Although we may pursue an acquisition in a number of industries or geographies, we intend to capitalize on the broader Ares platform where we believe a combination of our relationships, knowledge and experience across industries can effect a positive transformation or augmentation of an existing business.

Our sponsor is an affiliate of Ares, a leading global alternative investment adviser. Given Ares’ investment capabilities, we believe our team has the required investment, operational, due diligence and capital raising resources to effect a business combination with an attractive target and to position it for long-term success in the public markets.
While we may pursue an initial business combination target in any industry or sector, geography, or stage of its corporate evolution, we intend to focus our search in North America, Europe or Asia. We will pursue an initial business combination with an established business with scale, attractive growth prospects and sustainable competitive advantages. We believe there is a large universe of such businesses that could benefit from a public listing, and that we will be able to offer a differentiated and compelling value proposition to them.
Our Sponsor and Ares
Our sponsor is an affiliate of Ares, a leading, publicly traded, global alternative investment manager with $623 billion of assets under management and over 4,250 employees in over 55 offices in more than 25 countries as of December 31, 2025. Ares offers its investors a range of investment strategies and seeks to deliver attractive performance to an investor base that includes over 2,850 direct institutional relationships and a significant retail investor base across its publicly-traded funds, sub-advised accounts and perpetual wealth vehicles. Since its inception in 1997, Ares has adhered to a disciplined investment philosophy that focuses on delivering strong risk-adjusted investment returns through market cycles. Ares believes each of its distinct but complementary investment groups in Credit, Real Assets, Secondaries and Private Equity is a market leader based on assets under management and investment performance. Ares believes it creates value for its stakeholders not only through its investment performance, but also by expanding its product offerings, enhancing its distribution channels, increasing its global presence, investing in its non-investment functions, securing strategic partnerships and completing strategic acquisitions and portfolio purchases.
Ares operates as an integrated investment platform with a collaborative culture that emphasizes sharing of knowledge and expertise. Ares believes the exchange of information enhances its ability to analyze investments, deploy capital and improve the performance of its funds and portfolio companies. Ares has established deep and sophisticated independent research capabilities in over 55 industries and insights from investments in over 2,150 companies, over 1,900 alternative credit investments, over 1,300 properties, over 90 infrastructure assets and over 1,000 limited partnership interests in investment funds.
We believe that AAC III will benefit directly and indirectly from its affiliation with the broader Ares organization through access to corporate and private relationships, sector expertise and the engagement of senior investment professionals leading the origination and execution of potential business combinations. Ares has highly experienced global teams with a local presence who have operated through multiple market cycles and have deep relationships. This includes 160+ partner-level professionals across investment groups with an average of 25 years of industry experience. The professionals across Ares benefit from market insights from Ares’ broad portfolio of investments in direct companies, properties, infrastructure projects and asset backed finance assets.
In addition, AAC III is supported by Ares’ global investment platform, which is diversified across key sub-sectors and provides significant breadth of experience, relationships and resources. Ares Credit Group is one of the largest managers of non-investment grade credit strategies with approximately $407 billion of AUM and 560+ investment professionals. Ares Real Assets Group has broad capabilities across real estate and infrastructure strategies with approximately $139 billion of AUM and 870+ investment professionals. Ares Secondaries Group is focused on private equity, credit, infrastructure and real estate, and has approximately $42 billion of AUM with 90 investment professionals. Ares Private Equity Group has a global presence and approximately $25 billion in AUM with 90+ investment and research professionals. Across each investment group, we leverage our longstanding relationships, considerable scale, research, industry knowledge and structuring expertise to invest actively across capital structures with a focus on selecting the best risk-adjusted returns. We believe AAC III will benefit from this integrated platform through differentiated sourcing, data-driven investment evaluation and value creation capabilities, including access to Ares’ specialized resources and expertise across its investment groups.

Ares has differentiated capabilities in artificial intelligence through its Venture Capital and AI Innovation Group (“AI Innovation Group”), which we believe offer us sourcing, underwriting and value creation benefits. Ares recognized the importance of emerging artificial intelligence (“AI”) capabilities to support its global investment activities and in February 2024, acquired BootstrapLabs, an AI-focused venture capital firm based in Silicon Valley. We believe BootstrapLabs was one of the first venture capital (“VC”) firms to launch a dedicated AI-first investment strategy, deploying capital into the sector beginning in 2015. The BootstrapLabs team formed the foundation of the AI Innovation Group at Ares, and we believe that their early focus on AI has given Ares deep domain experience that can be applied across Ares’ investment platforms and portfolio companies.
We believe Ares’ AI capabilities will offer us sourcing benefits. Specifically, we believe Ares’ long-standing relationships across private markets, combined with the AI Innovation Group’s network of participants within the AI ecosystem, enhance our ability to originate proprietary opportunities, particularly within AI-enabled and technology-driven businesses. We believe our access to the AI Innovation Group offers us a distinct strategic advantage.
Given the scale of the broader Ares platform, we believe we are well positioned to source a proprietary business combination target for AAC III, including in sectors where disruptive technology and AI are increasingly important investment themes and drivers of value. For Ares’ prior SPAC vehicles, we identified more than 1,000 potential opportunities, executed approximately 60 non-disclosure agreements, submitted 15 letters of intent and signed two business combination agreements, X-Energy Reactor Company, LLC (“X-Energy”) and Kodiak Robotics Inc. (“Kodiak”). Both of these targets were sourced on a proprietary basis, reflecting our ability to leverage the breadth of Ares’ investment platform and deep collaboration across its investment teams to identify differentiated opportunities and engage directly with management teams. AAC II completed its business combination with Kodiak. In connection with that transaction, Kodiak was renamed Kodiak AI, Inc. and its securities are currently trading on the Nasdaq Stock Market LLC (“Nasdaq”). AAC’s business combination with X-Energy did not close, however Ares affiliates remained invested in X-Energy. X-Energy, Inc., a holding company whose principal asset consists of ownership of equity interests in X-Energy, recently completed its initial public offering and is currently trading on Nasdaq. See “Proposed Business—Experience with Other SPACs.”
Ultimately, we believe the broad resources of the Ares platform will widen our universe of potential opportunities and allow us to be highly selective in pursuing our initial business combination. However, an investment in this offering or our company is not an investment in Ares or an Ares fund.
Our Management Team
Our management team is led by David B. Kaplan, our Chief Executive Officer, and Michael J Arougheti, who intend to leverage the resources of Ares to fulfill our corporate mission and also leverage the complementary experience and networks of our independent director nominees, as further described below.
David B. Kaplan serves as Chief Executive Officer and is Co-Chairman of the board of directors of AAC III. Mr. Kaplan is a Co-Founder, Director and Partner of Ares Management Corporation. He serves on several Ares Investment Committees including, among others, the Ares Private Equity Group’s Corporate Opportunities, Energy Opportunities and Extended Value Investment Committees. Additionally, Mr. Kaplan served as the Chief Executive Officer and Co-Chairman of the board of directors of Ares Acquisition Corporation II (“AAC II”) from April 2021 to September 2025 and from January 2021 to November 2023, he served as Co-Chairman of the board of directors of Ares Acquisition Corporation (“AAC”). Mr. Kaplan also served as Co-Chairman of the Ares Private Equity Group from August 2003 to December 2022. Mr. Kaplan joined Ares in 2003 from Shelter Capital Partners, LLC, where he was a Senior Principal from June 2000 to April 2003. From 1991 through 2000, Mr. Kaplan was a Senior Partner of Apollo Management, L.P. and its affiliates. Prior to Apollo, Mr. Kaplan was a member of the Investment Banking Department at Donaldson, Lufkin & Jenrette Securities Corp. Mr. Kaplan currently serves on the supervisory board of directors of LuxExperience B.V., formerly known as MYT Netherlands Parent B.V. Mr. Kaplan also serves as a member of the board of directors of X-Energy, Inc., the parent company of X-Energy and as the Chairman of the board of directors of the parent entity of Cooper’s Hawk Winery & Restaurants. Mr. Kaplan’s previous public company board experience includes Floor & Decor Holdings, Inc., Maidenform Brands, Inc., where he served as the company’s Chairman, GNC Holdings, Inc., Dominick’s Supermarkets, Inc., Stream Global Services, Inc., Orchard Supply Hardware Stores Corporation, Smart & Final Stores, Inc. and Allied Waste Industries Inc. Mr. Kaplan also currently serves as Chairman of the board of directors of Cedars-Sinai Medical Center and is on the board of trustees at the Los Angeles County Museum of Art (LACMA). Mr. Kaplan sits on the President’s Advisory Group of the University of Michigan, where he graduated with High Distinction, Beta Gamma Sigma, with a Bachelor of Business Administration degree, concentrating in Finance.
Michael J Arougheti serves as Co-Chairman of the board of directors of AAC III. Mr. Arougheti is a Co-Founder, the Chief Executive Officer and a Director of Ares Management Corporation. He is a member of the Ares Operating Committee, the Ares Enterprise Risk Committee and is Co-Chairman on the board of directors of the Ares Charitable Foundation. He additionally serves as a Director and Executive Vice President of Ares Capital Corporation. From April 2021 to September 2025, Mr. Arougheti served as Co-Chairman of AAC II and from January 2021 to November 2023, he served as Co-Chairman of the board of directors of AAC. From 2011 to 2024, Mr. Arougheti served as Director of Ares Commercial Real Estate Corporation. Mr. Arougheti also is a member of the Ares Credit Group’s Pathfinder Investment Committee, the Ares Equity Income Opportunity Strategy Portfolio Review Committee and the Ares Sports, Media and Entertainment Investment Committee. Prior to joining Ares in 2004, Mr. Arougheti was employed by Royal Bank of Canada (“RBC”), where he was a Managing Partner of the Principal Finance Group of RBC Capital Partners and a member of the firm’s Mezzanine Investment Committee. Mr. Arougheti oversaw an investment team that originated, managed and monitored a diverse portfolio of middle-market leveraged loans, senior and junior subordinated debt, preferred equity and common stock and warrants on behalf of RBC and other third-party institutional investors. Mr. Arougheti joined RBC in October 2001 from Indosuez Capital, where he was a Principal and an Investment Committee member, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. Prior to joining Indosuez in 1994, Mr. Arougheti worked at Kidder, Peabody & Co., where he was a member of the firm’s Mergers and Acquisitions Group. Mr. Arougheti also serves on the board of directors of Operation HOPE, a not-for-profit organization focused on expanding economic opportunity in underserved communities through education and empowerment and on the board of trustees of New York-Presbyterian Hospital. Mr. Arougheti received a B.A. in Ethics, Politics and Economics, cum laude, from Yale University.
Experience with Other SPACs
Affiliates of Ares have previously sponsored two special purpose acquisition companies (“SPACs”): AAC and AAC II. AAC raised $1.0 billion in its initial public offering in February 2021 at an initial public offering price of $10.00 per unit. On December 5, 2022, AAC entered into a business combination agreement with X-Energy. On October 31, 2023, AAC and X-Energy entered into a termination agreement, effective as of such date, pursuant to which the parties agreed to mutually terminate the business combination agreement. AAC and X-Energy determined to terminate the business combination due to a number of factors, including: (i) the challenging market conditions; (ii) peer-company trading performance; and (iii) a balancing of the benefits and drawbacks of becoming a publicly traded company under the circumstances at the time. Subsequent to the termination of the business agreement, the shares of AAC were delisted and deregistered with NYSE on November 7, 2023, and subsequently all operation ceased. Mr. Kaplan served as Chief Executive Officer, Jarrod Phillips served as Chief Financial Officer, Allyson Satin served as Chief Operating Officer and Peter Ogilvie served as Executive Vice President of Strategy of AAC. Mr. Kaplan and Mr. Arougheti served as Co-Chairmen of AAC’s board of directors. Affiliates of Ares continue to be investors in X-Energy and have made additional investments in X-Energy. On April 27, 2026, X-Energy, Inc., a holding company whose principal asset consists of ownership of equity interests in X-Energy, completed its initial public offering and its securities are currently trading on Nasdaq. Mr. Kaplan and Ms. Satin currently serve on the X-Energy, Inc. board of directors.
AAC II raised $500 million in its initial public offering in April 2023 at an initial public offering price of $10.00 per unit. On April 14, 2025, AAC II entered into a business combination agreement with Kodiak, a leading provider of AI-powered autonomous vehicle technology. In September 2025, AAC II completed its business combination with Kodiak. In connection with the business combination, AAC II was renamed Kodiak AI, Inc. and its securities are currently trading on Nasdaq. The business combination between AAC II and Kodiak ascribed a pre-money equity value of approximately $2.5 billion to Kodiak, with existing Kodiak equity holders rolling 100% of their interests into the combined company. Mr. Kaplan served as Chief Executive Officer, Jarrod Phillips served as Chief Financial Officer, Allyson Satin served as Chief Operating Officer and Peter Ogilvie served as Executive Vice President of Strategy of AAC II. Mr. Kaplan and Mr. Arougheti served as Co-Chairmen of AAC II’s board of directors.
We believe that we will benefit from the valuable experience gained by our management team during the launch and operation of AAC and AAC II, including the process of evaluating numerous target companies and industry sectors. The past performance of neither our directors and executive officers nor Ares and its affiliates is a guarantee of either (i) success with respect to a business combination that may be completed or (ii) the ability to successfully identify and execute a transaction. You should not rely on the historical record of management or Ares and its affiliates as indicative of future performance. See “Risk Factors—General Risk Factors—Past performance by Ares or its affiliates, AAC, AAC II or our directors and executive officers may not be indicative of future performance of an investment in us, and we may be unable to provide positive returns to shareholders.” For a list of our executive officers and entities for which a conflict of interest between such officers and the company may or does exist, please refer to “Management—Conflicts of Interest.”
Our Business Strategy and Competitive Advantage
We currently intend to identify, acquire and manage a high quality business that can benefit from our global investment presence, strong self-origination capabilities and underwriting experience to drive ongoing value creation post-business combination in the public markets. We intend to capitalize on the ability of our management team and Ares to identify opportunities that have the potential to benefit from the Ares platform and generate attractive risk-adjusted returns for our shareholders. More specifically, we believe Ares offers the following key advantages, which can help us identify and complete a successful business combination:
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Global and Scaled Investing Presence with Highly Collaborative Culture: Ares manages approximately $623 billion of assets under management with approximately 1,650 investment professionals across more than 55 offices as of December 31, 2025. This has the potential to create meaningful advantages to source attractive transactions across various investment strategies. Ares promotes collaboration amongst its investment professionals to share ideas, relationships and information across the groups, which further enables it to effectively source, evaluate and manage investments. It also leverages its operations management group to help drive the efficiencies across platforms and support its investment process. Ares believes this exchange of information enhances its ability to analyze investments, deploy capital and improve the performance of its funds and portfolio companies. This collaboration takes place on a daily basis and is formally promoted through internal systems and widely attended weekly or monthly meetings. In each case where collaboration across teams and sectors occurs, Ares believes it has a meaningful positive impact on investment decisions.

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Robust Sourcing and Underwriting Capabilities: Ares investment professionals’ local market presence and ability to effectively cross-source for other investment groups generates a robust pipeline of high-quality investment opportunities across its platform. Ares has investments in over 2,150 portfolio companies and Ares’ relationship network includes more than 520 financial sponsors in the U.S. and more than 435 in Europe with whom Ares is a key direct lending relationship. In addition, Ares has relationships with privately held companies, investment advisors, boutique investment banks, law firms, consultants and other parties. Ares has differentiated capabilities in artificial intelligence through its AI Innovation Group, which we believe offer us sourcing and underwriting benefits. We believe Ares’ long-standing relationships across private markets, combined with the AI Innovation Group’s network of participants within the AI ecosystem, enhance our ability to originate proprietary opportunities, particularly within AI-enabled and technology-driven businesses. We believe the application of AI-driven data analysis and market mapping tools can augment our traditional sourcing processes by efficiently identifying potential sectors and targets. We expect AAC III to benefit from Ares’ broad market presence and AI capabilities.

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Extensive Market Knowledge: Within its integrated investment framework, Ares has established deep and sophisticated independent research capabilities in approximately 55 industries with insights from active and previous investments. Further, its extensive network of investment professionals includes local and other individuals based in its markets with the knowledge, experience and relationships that enable them to identify and take advantage of a wide range of investment opportunities. This extensive market knowledge has a meaningful impact on investment decisions and facilitates a more holistic view of a transaction. We believe Ares’ broad and deep interdependencies and its research and operational infrastructure well-positions AAC III to complete a successful business combination.
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Public Markets Experience through Prior SPACs, Portfolio Exits and Ares Vehicles: AAC III is the third special purpose acquisition company sponsored by Ares affiliates since 2021. In September 2025, AAC II completed its business combination with Kodiak. In addition to Ares’ SPAC sponsorship experience, Ares has an extensive track record of portfolio company monetizations in its Private Equity business through initial public offerings, including Mytheresa, The AZEK Company, Inc., Floor & Decor Holdings, Inc., GNC Holdings, Inc., Maidenform Brands, Inc., Smart & Final Stores, Inc., Savers Value Village, Inc., Douglas Dynamics, Inc., Air Lease Corporation, California Resources Corporation, Rent The Runway, Inc., Frontier Communications Parent, Inc. and others. Additionally, Ares is publicly-listed on the New York Stock Exchange (“NYSE”) and certain of its subsidiaries act as the external manager for three publicly-traded investment vehicles. Furthermore, Ares’ publicly traded-funds and its perpetual wealth vehicles account for $108 billion of AUM as of December 31, 2025. We believe Ares’ prior experience, combined with its robust public investor relations capabilities, will benefit AAC III following a business combination.

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Deep Value Creation Capabilities: The members of the Ares platform have extensive experience working closely with management teams and board members to assist with ongoing value creation and have gained experience managing AAC and AAC II. By leveraging this experience, we believe AAC III is well-positioned to understand key trends, assess areas of revenue and margin upside, detect potential risks and structure transactions to maximize the potential for value creation. AAC III will have access to Ares’ network of high-quality, well-respected third-party operating advisors who are well equipped to maximize value creation post-business combination. Given Ares’ meaningful public investor relations capabilities, AAC III is positioned to prepare and support a target’s successful operation in the public markets.

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Capital Structure Optimization and Support: AAC III may benefit from Ares’ over 2,850 institutional investor relationships as of December 31, 2025. Ares’ high-quality institutional investor base includes corporate and public pension funds, insurance companies, sovereign wealth funds, banks, investment managers, endowments and foundations. Additionally, Ares has very strong relationships with many leading commercial and investment banks globally and a track record of successfully accessing the capital markets.

With respect to the foregoing examples, past performance of Ares, Ares funds, AAC and AAC II is not a guarantee either (i) that we will be able to identify a suitable candidate for our initial business combination or (ii) of success with respect to any business combination we may complete. You should not rely on the historical record of Ares’, Ares funds’, AAC’s, AAC II’s or our management’s performance as indicative of our future performance. An investment in us is not an investment in the Ares funds.
Our Acquisition Criteria
Consistent with our strategy, we have identified the following general criteria and guidelines that we believe will be important in evaluating prospective target businesses. We will target one or more businesses that we believe have the following core attributes:
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a differentiated and sustainable business model with a defensible market position;

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strong people, processes and culture;

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attractive growth prospects, including an ability to capitalize on positive secular tailwinds and impactful macro-level trends;

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a strong customer base;

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sufficient scale and resources to achieve a successful transition into the public market;

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will benefit from having a public currency to enhance its ability to grow organically and/or through M&A; and

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will benefit from Ares’ relationships and deep value creation capabilities.

We may pursue an initial business combination target in any business or industry.
These criteria and guidelines are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general criteria and guidelines as well as other considerations, factors and criteria that our directors and executive officers may deem relevant. We may decide to enter into our initial business combination with a target business that does not meet these criteria and guidelines. If we decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our shareholder communications related to our initial business combination. These communications would be in the form of tender offer documents or proxy solicitation materials that we would file with the SEC.
Our Acquisition Process
The Ares investment process leverages the power of the Ares platform and an extensive network of professionals across investment areas to identify and source attractive risk adjusted return opportunities while emphasizing capital preservation. Ares utilizes its collective market and company knowledge, proprietary internal industry and company research, third party information and financial modeling to drive fundamental analysis and investment selection.
At the center of Ares’ investment process is a systematic approach, which is AI-enabled, that emphasizes rigorous due diligence at the company and market level in addition to a risk-adjusted return value assessment. This investment process is comprised of five stages: (1) generate a robust pipeline, (2) perform initial screening, (3) conduct due diligence, (4) drive transaction structuring, funding and overall execution, and (5) use a systematic approach to value creation. We believe we will benefit from the same approach as we pursue our initial business combination.
In evaluating a prospective target business, we expect to conduct a thorough due diligence review that may encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, and a review of financial, operational, legal and other information about the target and its industry. We will also utilize our operational and capital planning experience. We have also recruited Atish Banerjea and Dr. Ronald D. Sugar to act as senior advisors and provide their significant experience as we evaluate prospective target businesses. In addition to advising us on assessment of key risks and opportunities and due diligence, our senior advisors may also advise us after the completion of our initial business combination in overseeing our strategy and value creation plan where relevant expertise exists. Atish Banerjea is the Chief Information Officer of Meta Platforms, Inc. and Dr. Ronald D. Sugar is Independent Chairperson of the board of directors of Uber Technologies, Inc. and former Chairman of the board and Chief Executive Officer of Northrop Grumman Corporation. We may also engage third-party consultants and other resources to assist us with our due diligence search for a target business.
We are not prohibited from pursuing an initial business combination with a company that is affiliated with Ares, our sponsor, or our officers or directors. In the event we seek to complete our initial business combination with a company that is affiliated with Ares, our sponsor, officers or directors, we, or a committee of independent directors, may obtain an opinion that our initial business combination is fair to our company from a financial point of view from an independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria.
Our directors and executive officers may directly or indirectly own our ordinary shares or private placement warrants following this offering, and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors is included by a target business as a condition to any agreement with respect to our initial business combination.
Initial Business Combination
We are not presently engaged in any substantive commercial business and we will not engage in any substantive commercial business for an indefinite period of time following this offering. We intend to utilize cash from the proceeds of this offering and the private placement, as well as our equity, debt, if any, or a combination of these, in effecting a business combination. Accordingly, investors in this offering are investing without first having an opportunity to evaluate the specific merits or risks of any one or more business combinations. A business combination may involve the acquisition of, or merger with, a company that does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays and significant expense. In the alternative, we may seek to complete a business combination with a company that may be financially unstable or in its early stages of development or growth.
If we decide to allow shareholders to sell their shares to us in a tender offer, we will file tender offer documents with the SEC, which will contain substantially the same financial and other information about the initial business combination as is required under the SEC’s proxy rules. If we seek shareholder approval of our initial business combination, we will complete our initial business combination only if approved as an ordinary resolution under Cayman Islands law. To approve any such resolution, Cayman Islands law requires the affirmative vote of a majority of the shares held by shareholders who attend and vote at a general meeting of the company to approve the initial business combination. The decision as to whether we will seek shareholder approval of our proposed business combination or allow shareholders to sell their shares to us in a tender offer will be made by us, in our sole, subjective discretion. That decision will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek shareholder approval.
We have 24 months from the closing of this offering, until the end of the Extended Period or until such earlier date as our board of directors may approve to complete our initial business combination. If we anticipate that we may be unable to complete our initial business combination within such 24-month period or within the Extended Period, if applicable, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must complete our initial business combination. If we seek shareholder approval for an extension, holders of Class A ordinary shares will be offered an opportunity to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of then issued and outstanding Class A ordinary shares, subject to applicable law.
If we are unable to complete an initial business combination within the applicable time period, we will redeem 100% of our issued and outstanding public shares for a pro rata portion of the funds held in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of then outstanding public shares, subject to applicable law. Assuming we do not deposit additional funds into the trust account to extend the time period in which we are required to complete our initial business combination, we expect the pro rata redemption price to be approximately $10.00 per public share (regardless of whether or not the underwriters exercise their over-allotment option), without taking into account any interest or other income earned on such funds. However, we cannot assure you that we will in fact be able to distribute such amounts as a result of claims of creditors, which may take priority over the claims of our public shareholders.
The           rules require that our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the net assets held in the trust account (excluding the amount of deferred underwriting discounts held in the trust account and taxes payable on the income earned on the trust account) at the time of signing the agreement to enter into the initial business combination. Our board of directors will make the determination as to the fair market value of our initial business combination. If our board of directors is not able to independently determine the fair market value of the target business or businesses, or if we are considering an initial business combination with an affiliated entity, we will obtain an opinion with respect to the satisfaction of such criteria from an independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria. We do not intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination. We also will not be permitted to effectuate our initial business combination with another blank check company or a similar company with nominal operations. Subject to these limitations, our directors and executive officers will have virtually unlimited flexibility in identifying and selecting one or more prospective businesses.
We may, at our option, pursue an acquisition opportunity jointly with Ares, one or more parties affiliated with Ares, including officers and affiliates of Ares, or Ares funds, or investors in such Ares funds. Any such party may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by borrowing from or issuing to such parties a class of equity or debt securities. Any such issuances of equity securities could dilute the interests of our existing shareholders. The amount and other terms and conditions of any such joint acquisition or specified future issuance would be determined at the time of such joint acquisition or issuance.
We may structure our initial business combination so that the post-business combination company in which our public shareholders own or acquire shares will own or acquire 100% of the outstanding equity interests or assets of the target business or businesses. Alternatively, we may structure our initial business combination such that the post-business combination company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons. We will only complete such business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Even if the post-business combination company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post-business combination company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock, shares or other equity interests of a target. In this case, we would acquire a 100% interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the outstanding equity interests or assets of a target business or businesses are owned or acquired by the post-business combination company, the portion of such business or businesses that is owned or acquired will be valued for purposes of the 80% of net assets test. If the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses and we will treat the target businesses together as the initial business combination for purposes of a tender offer or for seeking shareholder approval, as applicable.
We may be affected by risks inherent in any company or business with which we choose to pursue an initial business combination. See “Risk Factors.” Although our directors and executive officers will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will fully ascertain or assess all significant risk factors.
The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.
Pursuant to a letter agreement to be entered with us, each of our sponsor, directors and officers will agree to restrictions on its ability to transfer, assign, or sell founder shares, private placement warrants and public units (if any are purchased in connection with the offering), as summarized in the table below. For more information on non-contractual resale restrictions, also see “Description of Securities—Securities Eligible for Future Sale—Rule 144” and “Description of Securities—Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies.”

Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
Founder shares	Earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the completion of our initial business combination, and (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.	Sponsor; directors and officers	Transfers that are deemed a Permitted Transfer (as defined below)
Private placement warrants; warrants issued upon the conversion of working capital loans; and Class A ordinary shares underlying each of the foregoing	30 days after completion of our initial business combination	Sponsor; directors and officers	Transfers that are deemed a Permitted Transfer
Units, Class A ordinary shares (including, but not limited to, founder shares), private placement warrants or any other securities convertible into, or exercisable or exchangeable for, Class A ordinary shares (but excluding units, Class A ordinary shares or public warrants purchased in this offering or thereafter)	180 days following the effective date of the underwriting agreement for this offering	Sponsor; directors and officers	Transfers that are deemed a Permitted Transfer
Other Considerations and Conflicts of Interest
We are not prohibited from pursuing an initial business combination with a business combination target that is affiliated with our sponsor, directors or executive officers or making the acquisition through a joint venture or other form of shared ownership with our sponsor, directors or executive officers. In the event we seek to complete our initial business combination with a business combination target that is affiliated with our sponsor, directors or executive officers, we, or a committee of independent and disinterested directors, may obtain an opinion from an independent entity that commonly renders valuation opinions, that such initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context. Furthermore, in no event will our sponsor or any of our existing directors or executive officers, or any of their respective affiliates, be paid by the company any finder’s fee, consulting fee or other compensation prior to, or for any services they render to effectuate, the completion of our initial business combination. Certain affiliates of our sponsor will be entitled to reimbursement for any out-of-pocket expenses (or an allocable portion of such expenses) they incur for services provided to us before our initial business combination. Further, commencing on the date the registration statement of which this prospectus forms a part is declared effective by the SEC, we will also reimburse our sponsor for office space, utilities, secretarial support and administrative services provided to us in the amount of $16,667 per month.
Compensation of Our Sponsor, Our Sponsor’s Affiliates and Our Directors and Executive Officers
The table below summarizes (i) the number of founder shares and private placement warrants issued or to be issued to our sponsor simultaneously with the completion of this offering and the price paid or to be paid for such shares and (ii) the main items of compensation received or eligible to be received by our sponsor, its affiliates and our or their respective directors and executive officers:
Entity/Individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration
Sponsor	2,875,000 Class B ordinary shares(1) (375,000 are subject to forfeiture if the over-allotment option is not exercised)	$25,000
	3,533,333 private placement warrants to be purchased simultaneously with the closing of this offering	$5,300,000
	$16,667 per month	Office space, utilities, secretarial support and administrative services
	Repayment of loans made to us under an unsecured promissory note to cover offering related and organizational expenses	Up to $400,000
Ares Management Capital Markets LLC	$ ($ in a Full Over-Allotment)	Consulting and advisory services to us in connection with this offering
Sponsor	Up to $2,000,000 in working capital loans, which may be convertible into warrants of the post-business combination entity at the price of $1.50 per warrant	Working capital loans to finance transaction costs in connection with an initial business combination
Sponsor, our directors or officers, or our or their affiliates	Reimbursement for any out-of-pocket expenses (or an allocable portion of such expenses) incurred for services provided to us before our initial business combination	Services in connection with identifying, investigating and completing an initial business combination
Independent directors	Annual cash compensation of $200,000	For service on our board of directors

(1) Because our sponsor acquired the founder shares at a nominal price, our public shareholders will incur an immediate and substantial dilution upon the closing of this offering, assuming no value is ascribed to the warrants included in the units. See “Risk Factors—Risks Relating to Ownership of Our Securities—Our sponsor paid a nominal price for the founder shares, and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A ordinary shares.”
Other Potential Conflicts of Interest
We currently do not have any specific business combination under consideration. Ares and our directors and executive officers are regularly made aware of potential business combination opportunities, one or more of which we may desire to pursue. However, we have not selected any business combination target. We have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target.

Our sponsor, directors and executive officers will directly or indirectly own founder shares and/or private placement warrants following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. The low price that our sponsor, directors and executive officers (directly or indirectly) paid for the founder shares creates an incentive whereby our officers and directors could potentially make a substantial profit even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. If we do not complete a business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, the founder shares and private placement warrants may expire worthless, which could create an incentive for our sponsor, directors and executive officers to complete a transaction even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.
Ares manages multiple investment vehicles and expects to raise additional funds or accounts in the future, including during the period in which we are seeking our initial business combination. These Ares investment entities are expected to be seeking acquisition opportunities and related financings. We may compete with any one or more of them on any given acquisition opportunity.
In addition, certain of our directors and executive officers currently have, and any of them in the future may have fiduciary, contractual or other obligations or duties to other entities, including Ares, the Ares funds or their current or former portfolio companies. Certain of these entities may have overlapping investment objectives and potential conflicts may arise with respect to Ares’ decision regarding how to allocate investment opportunities among these entities. If any of our directors and executive officers becomes aware of a business combination opportunity that is suitable for a fund or entity to which he or she has then-current fiduciary or contractual obligations (including any Ares funds or their current or former portfolio companies), then, subject to their fiduciary duties under Cayman Islands law, he or she will need to honor such fiduciary or contractual obligations to present such business combination opportunity to such fund or entity, before we can pursue such opportunity. If Ares, the Ares funds or other entities pursue any such opportunity, we may be precluded from pursuing the same. In addition, investment ideas generated within or presented to Ares or our directors and executive officers may be suitable for both us and Ares, a current or future Ares fund or one or more of their portfolio companies and, subject to applicable fiduciary duties or contractual obligations, will first be directed to Ares, such fund, investment vehicle or portfolio company before being directed, if at all, to us. However, we do not expect these fiduciary duties or contractual obligations to materially affect our ability to complete our initial business combination. To the fullest extent permitted by applicable law, our amended and restated memorandum and articles of association provide that: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity (including with respect to any business transaction that may involve another Ares entity) for any director or officer, on the one hand, and us, on the other. Accordingly, none of Ares or our directors or officers will have obligations to present a business combination opportunity to us.
Our directors and officers or Ares or its affiliates, including the Ares funds, have previously sponsored and may sponsor in the future, form or participate in other blank check companies similar to ours during the period in which we are seeking an initial business combination. Any such companies may present additional conflicts of interest in pursuing an acquisition target, particularly to the extent there is overlap among investment mandates and the director and officer teams. In addition, Ares has sponsored other blank check companies in the past and may sponsor other blank check companies similar to ours during the period in which we are seeking an initial business combination, and members of our management team may participate in such blank check companies. Any such blank check company may present additional conflicts of interest in pursuing an acquisition target, particularly if there is overlap among investment mandates and the board and management teams. However, we do not currently expect that any such other blank check company would materially affect our ability to complete our initial business combination.
In addition, our officers and directors are not required to commit any specified amount of time to our affairs, and, accordingly, will have conflicts of interest in allocating time among various business activities, including identifying potential business combinations and monitoring the related due diligence. Moreover, our officers and directors are, and in the future will be, required to commit time and attention to Ares and current and future Ares funds. To the extent any conflict of interest arises between, on the one hand, us and, on the other hand, any of such entities (including arising as a result of certain of officers and directors being required to offer acquisition opportunities to such entities), Ares and its affiliated funds will resolve such conflicts of interest in their sole discretion in accordance with their then existing fiduciary, contractual and other duties. Consequently, there can be no assurance that such conflict of interest will be resolved in our favor.
Corporate Information
Our executive offices are located at 245 Park Avenue, 44th Floor, New York, New York 10167, and our telephone number is (212) 710-2100.
We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 30 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Among others, those exceptions include: (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (iii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If as a result some investors find our securities unattractive there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.
We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of June 30th of that fiscal year; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company so long as (1) the market value of our Class A ordinary shares held by non-affiliates did not equal or exceed $250 million as of the end of our most recently completed second fiscal quarter, or (2) our annual revenues did not equal or exceed $100 million during our most recently completed fiscal year and the market value of our Class A ordinary shares held by non-affiliates did not exceed $700 million as of the end of our most recently completed second fiscal quarter.

The Offering
In deciding whether to invest in our securities, you should take into account not only the backgrounds of our directors and executive officers, but also the special risks we face as a blank check company and the fact that this offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act. You will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. You should carefully consider these and the other risks set forth in the section below entitled “Risk Factors.”
Securities offered
10,000,000 units (11,500,000 units in a Full Over-Allotment), at $10.00 per unit, each unit consisting of:
•
one Class A ordinary share; and

•
one-fifth of one redeemable warrant.

Proposed           symbols
Units: “AAC.U”
Trading commencement and separation of Class A ordinary shares and warrants
The units are expected to begin trading on or promptly after the date of this prospectus. The units will not separate into Class A ordinary shares and warrants until the completion of our initial business combination. Therefore, the Class A ordinary shares and warrants comprising the units will not trade separately until the completion of our initial business combination.
Additionally, the units will automatically separate into their component parts and the units will not be traded after completion of our initial business combination.
Units:
Number outstanding before this
offering
0
Number outstanding after this offering
10,000,000 (11,500,000 units in a Full Over-Allotment)
Ordinary shares:
Number outstanding before this
offering
2,875,0001, 2
Number outstanding after this offering
12,500,0003 (14,375,000 ordinary shares in a Full Over-Allotment)
Warrants:
Number of private placement warrants to be sold in a private placement simultaneously with this offering
3,533,333 (3,733,333 private placement warrants in a Full Over-Allotment)

1 Founder shares are currently classified as Class B ordinary shares, which shares will automatically convert into Class A ordinary shares at the time of our initial business combination or earlier at the option of the holder of the Class B ordinary shares as described below adjacent to the caption “Founder shares conversion and anti-dilution rights” and in our amended and restated memorandum and articles of association.
2 Includes 375,000 founder shares that are subject to forfeiture to the extent the underwriters’ over-allotment option is not exercised.
3 Includes 10,000,000 public shares and 2,500,000 founder shares, assuming 375,000 founder shares have been forfeited.

Number of warrants to be outstanding after this offering and the sale of private placement warrants
5,533,3334 (6,033,333 warrants in a Full Over-Allotment)
Exercisability and Expiration
Each whole warrant sold in this offering is exercisable to purchase one Class A ordinary share, subject to adjustment as described in this prospectus. Only whole warrants are exercisable. Warrants attached to Class A ordinary shares that are redeemed prior to, or in connection with, the completion of our initial business combination will be cancelled and expire upon redemption of such shares without payment or any additional consideration.
We structured each unit to contain one-fifth of one warrant, with each whole warrant exercisable for one Class A ordinary share, as compared to units issued by some other similar blank check companies that contain whole warrants exercisable for one whole share, to reduce the dilutive effect of the warrants upon completion of a business combination as compared to units that each contain a warrant to purchase one whole share. We believe this makes us a more attractive business combination partner for target businesses.
Exercise price
$11.50 per whole share, subject to adjustments as described in this prospectus. In addition, if (x) we issue additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by us and, (i) in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance, and (ii) to the extent that such issuance is made to our sponsor or its affiliates, without taking into account the transfer of founder shares or private placement warrants (including if such transfer is effectuated as a surrender to us and subsequent reissuance by us) by our sponsor in connection with such issuance (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the completion of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which we complete our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly

4 Includes all warrants included in units sold in this offering. Warrants attached to Class A ordinary shares that are redeemed prior to, or in connection with, completion of our initial business combination will be cancelled and expire upon redemption of such shares without payment or any additional consideration.

Issued Price and the $18.00 per share redemption trigger price described adjacent to “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
Exercise period
The warrants will become exercisable 30 days after the completion of our initial business combination. Notwithstanding the foregoing, warrants will only become exercisable if, provided that we have an effective registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the public warrants and a current prospectus relating to such shares is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement (or a valid exemption from registration is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. If and when the warrants sold in this offering become redeemable by us, we may not exercise our redemption right if the issuance of Class A ordinary shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws.
While we have registered the offer of the Class A ordinary shares issuable upon exercise of the warrants under the Securities Act as part of the registration statement of which this prospectus forms a part, this prospectus cannot be used for the purpose of a future decision to exercise the warrants. In accordance with the terms of the warrant agreement, we do not plan on keeping a prospectus covering a future decision to exercise the warrants current until after the closing of the initial business combination. Under the terms of the warrant agreement, we will use our commercially reasonable efforts to cause the registration statement to become effective within 60 business days after the closing of our initial business combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement provided that if our Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.
The warrants will expire at 5:00 p.m., New York City time, five years after the completion of our initial business combination or earlier upon redemption or liquidation. On the exercise of any warrant, the warrant exercise price will be paid directly to us and not placed in the trust account.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00
Once the warrants become exercisable, we may redeem the outstanding warrants (except as described in this prospectus with respect to the private placement warrants):
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the closing price of our Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Securities—Warrants—Public Shareholders’ Warrants—Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless such warrants are then exercisable and an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If we call the public warrants for redemption as described above, each holder would pay the exercise price by surrendering that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the

“fair market value” of the Class A ordinary shares (defined below) by (y) the fair market value of the Class A ordinary shares. The “fair market value” as used in this paragraph means the average last reported sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day immediately prior to the date on which the notice of redemption is sent to the holders of the warrants.
None of the private placement warrants will be redeemable by us.
Founder shares
On March 31, 2026, our sponsor paid $25,000 to cover certain of our offering costs in consideration of 2,875,000 Class B ordinary shares, par value $0.0001. Prior to the initial investment in the company of $25,000 by the sponsor, the company had no assets, tangible or intangible. If we increase or decrease the size of this offering, we will effect a share capitalization or a share surrender or redemption or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the completion of this offering in such amount as to maintain the ownership of our sponsor (and its permitted transferees), on an as-converted basis, at 20% of our issued and outstanding ordinary shares upon the completion of this offering. Up to 375,000 founder shares are subject to forfeiture by our sponsor, depending on the extent to which the underwriters’ over-allotment option is exercised.
The founder shares are identical to the Class A ordinary shares included in the units being sold in this offering, except that:
•
the founder shares are subject to certain transfer restrictions, as described in more detail below;

•
our sponsor, directors and each of our executive officers have entered into an agreement with us, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and any public shares purchased during or after this offering in connection with the completion of our initial business combination; (ii) waive their redemption rights with respect to their founder shares and public shares purchased during or after this offering in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or (B) with respect to any other material provision relating to the rights or pre-initial business combination activity of holders of our Class A ordinary shares; and (iii) waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve (although they will be entitled to liquidating distributions from the company’s operating account with respect to their founder shares and from the trust account with respect to any public shares purchased during or after this offering if we fail to complete our initial business combination within the prescribed time frame). If we submit our initial business combination to our shareholders for a vote, our sponsor has agreed to vote its founder shares, and our sponsor and each of our directors and executive officers have agreed to vote any public shares purchased during or after this offering in favor of our initial business combination. As a result, in addition to our sponsor’s founder shares, we would need 3,750,001 or 37.5% (assuming all outstanding shares are voted), or 625,001 or 6.25% (assuming only the minimum number of shares representing a quorum are voted), of the 10,000,000 public shares sold in this offering to be voted in favor of an initial business combination to have our initial business combination approved;
•
the founder shares will automatically convert into our Class A ordinary shares at the time of our initial business combination or earlier at the option of the holder as described below adjacent to the caption “Founder shares conversion and anti-dilution rights” and in our amended and restated memorandum and articles of association; and

•
the founder shares are entitled to registration rights.

Transfer restrictions on founder shares
Except as described in this prospectus, our sponsor has agreed not to transfer, assign or sell any of its founder shares until the earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the completion of our initial business combination, and (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of our sponsor with respect to any founder shares. We refer to such transfer restrictions throughout this prospectus as the lock-up.
Founder shares conversion and anti-dilution rights
The founder shares are designated as Class B ordinary shares and will automatically convert into Class A ordinary shares upon the completion of our initial business combination or earlier at the option of the holders of the Class B ordinary shares at a ratio such that the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of this offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities (as defined below) or rights issued or deemed issued, by us in connection with or in relation to the completion of the initial business combination. The foregoing ratio will exclude any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued to our sponsor upon conversion of working capital loans. Any conversion of Class B ordinary shares described in this prospectus will take effect as a compulsory redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law. In addition, the founder shares converted into Class A ordinary shares as described in this paragraph will not have any redemption rights or be entitled to liquidating distributions from the trust account if we fail to complete an initial business combination. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.
The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for our Class A ordinary shares issued in a financing transaction in connection with our initial business combination, including, but not limited to, a private placement of equity or debt.
Voting rights
Holders of record of the Class A ordinary shares and holders of record of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders, with each ordinary share entitling the holder to one vote, except as required by law.
Private placement warrants
Our sponsor has agreed to purchase an aggregate of 3,533,333 private placement warrants (3,733,333 private placement warrants in a Full Over-Allotment), each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.50 per warrant ($5,300,000 in the aggregate or $5,600,000 in a Full Over-Allotment), in a private placement that will close simultaneously with the closing of this offering. If we do not complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, the private placement warrants may expire worthless.
The private placement warrants will be identical to the warrants sold in this offering except that the private placement warrants (i) will not be redeemable by us, (ii) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders (and the Class A ordinary shares issuable upon exercise of these warrants may not be transferred, assigned or sold by the holders) until 30 days after the completion of our initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights.
Cashless exercise of private placement warrants
If holders of private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” of the Class A ordinary shares (defined below) by (y) the fair market value of the Class A ordinary shares. The “fair market value” as used in this paragraph means the average last reported sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis is because it is not known at this time whether the holders of such warrants will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that restrict insiders from selling our securities except during specific periods. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the Class A ordinary shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders of private placement warrants to exercise such warrants on a cashless basis is appropriate.
Proceeds to be held in trust account
Of the proceeds we will receive from this offering and the sale of the private placement warrants, $100,000,000, or $115,000,000 in a Full Over-Allotment ($10.00 per unit in

either case), will be deposited into a segregated trust account located in the United States at               with Continental Stock Transfer & Trust Company acting as trustee and invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations, after deducting $2,000,000 ($2,300,000 in a Full Over-Allotment) in underwriting discounts and commissions payable upon the closing of this offering and an aggregate of $3,300,000 to pay fees and expenses in connection with the closing of this offering and for working capital following the closing of this offering. The proceeds to be placed in the trust account include $3,500,000 ($4,025,000 in a Full Over-Allotment) in deferred underwriting commissions.
Except with respect to Permitted Withdrawals, the funds held in the trust account will not be released from the trust account until the earliest to occur of: (i) the completion of our initial business combination; (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) the inability to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve. Public shareholders who elect to have their Class A ordinary shares redeemed in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if we have not completed an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, with respect to such Class A ordinary shares so redeemed. The proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders. We are permitted to make Working Capital Withdrawals from the trust account to fund our working capital requirements, subject to an annual limit of $500,000 (plus the rollover of unused amounts from prior years) (provided that only $250,000, plus the rollover of unused amounts from prior years of interest earned on the funds held in the trust account may be released to us during the six month period that will begin 24 months from the closing of this offering if we have executed a letter of intent for an initial business combination within 24 months from the closing of this offering). Such withdrawals may only be made from interest earned on and not from the principal held in the trust account.
Ability to extend time to complete business combination
We have 24 months from the closing of this offering, until the end of the Extended Period or until such earlier date as our board of directors may approve to complete our initial business combination. If we anticipate that we may be unable to complete our initial business combination within such 24-month period or within the Extended Period if applicable, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must complete our initial business combination. If we seek shareholder approval for an extension, holders of Class A ordinary shares will be offered an opportunity to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of then issued and outstanding Class A ordinary shares, subject to applicable law. Warrants attached to Class A ordinary shares that are redeemed prior to the completion of our initial business combination will be cancelled and expire upon redemption of such shares without payment or any additional consideration.
If we are unable to complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, we will redeem 100% of the Class A ordinary shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of then issued and outstanding Class A ordinary shares, subject to applicable law and certain conditions as further described in this prospectus.
Anticipated expenses and funding
sources
Except as described above with respect to Permitted Withdrawals, unless and until we complete our initial business combination, no proceeds held in the trust account will be available for our use. The proceeds held in the trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S.

government treasury obligations. Based on our assumption, as of the date of this prospectus, of an interest rate of 3.22% per year, we estimate the interest earned on the trust account will be approximately $3,220,000 per year; however, we can provide no assurances regarding this amount. Unless and until we complete our initial business combination, we may pay our expenses only from Working Capital Withdrawals and the following funding sources:
•
the net proceeds of this offering and the sale of the private placement warrants not held in the trust account, which will be approximately $2,500,000 in working capital after the payment of approximately $800,000 in expenses relating to this offering; and

•
any loans or additional investments from our sponsor, an affiliate of our sponsor or certain of our officers and directors, although they are under no obligation to advance funds or invest in us, and provided any such loans will not have any claim on the proceeds held in the trust account unless such proceeds are released to us upon completion of our initial business combination. The lender may convert up to $2,000,000 of such loans into warrants of the post business combination entity at a price of $1.50 per warrant.

Conditions to completing our initial business combination
          rules currently require that, our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of our assets held in the trust account (excluding the amount of deferred underwriting discounts held in trust and taxes payable on the income earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination. If our board of directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria. Our shareholders may not be provided with a copy of such opinion nor will they be able to rely on such opinion.
We may structure our initial business combination so that the post-business combination company in which our public shareholders own shares will own 100% of the outstanding equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-business combination company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons. We will only complete such business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-business combination company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post-business combination company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock, shares or other equity interests of a target. In this case, we would acquire a 100% interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the outstanding equity interests or assets of a target business or businesses are owned or acquired by the post-business combination company, the portion of such business or businesses that is owned or acquired will be valued for purposes of the 80% of net assets test. If the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses and we will treat the target businesses together as the initial business combination for purposes of a tender offer or for seeking shareholder approval, as applicable.
Permitted purchases and other transactions with respect to our securities
If we seek shareholder approval of our initial business combination and we do not conduct redemptions or repurchases in connection with our initial business combination pursuant to the tender offer rules, our sponsor, directors, officers, advisors or their affiliates may, in privately negotiated transactions or in the open market, (i) purchase units from institutional and other investors who vote, or indicate an intention to vote, against the business combination, (ii) execute agreements to purchase such units from institutional and other investors in the future, and/or (iii) enter into transactions with institutional and other investors to provide such persons with incentives to acquire units. Such transactions or arrangements may occur prior to or following the completion of our initial business combination where otherwise permissible under applicable laws, rules and regulations. Our sponsor, directors, officers, advisors and their affiliates are not under any obligation to enter into such transactions or arrangements. Additionally, at any time at or prior to the completion of our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), our sponsor, directors, executive officers, advisors or any of their affiliates may enter into transactions with investors and others to provide them with incentives to acquire units or not redeem their shares, or to vote their shares in favor of our initial business combination.
There is no limit on the number of securities our sponsor, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and          rules. None of our sponsor, directors, officers, advisors or their respective affiliates have any current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds held in the trust account will be used to purchase units in such transactions. Such persons will be subject to restrictions in making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M (“Regulation M”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act. If the purchasers in any such transactions determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.
Additionally, if our sponsor, directors, officers, advisors or their affiliates were to purchase units after the announcement of our initial business combination, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act (“Rule 14e-5”) including, in pertinent part, through adherence to the following:
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our registration statement/proxy statement filed for our business combination transaction would disclose the possibility that our sponsor, directors, officers, advisors or their affiliates may purchase units outside the redemption process for our Class A ordinary shares, along with the purpose of such purchases;

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if our sponsor, directors, officers, advisors or their affiliates were to purchase units, they would do so at a price no higher than the price offered for our Class A ordinary shares through our redemption process;

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our registration statement/proxy statement filed for our business combination transaction would include a representation that any of our securities purchased by our sponsor, directors, officers, advisors or their affiliates would not be voted in favor of approving the business combination transaction; and
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our sponsor, directors, officers, advisors or their affiliates would not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights.

As of the date of this prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. We will file a Current Report on Form 8-K prior to the general meeting to approve our initial business combination to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of units purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the business combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of units for which we have received redemption requests.
The purpose of any such transaction could be to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of our units may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange. Please see “Risk Factors—Risks Related to Our Business and the Initial Business Combination—If we seek shareholder approval of our initial business combination, our sponsor, directors, executive officers, advisors and their affiliates may elect to purchase units from public shareholders, which may influence a vote on the proposed business combination and reduce the public “float” of our units.”
See “Proposed Business—Permitted Purchases of Our Securities” for a description of how our sponsor, directors, executive officers, advisors or any of their affiliates will select which shareholders to purchase securities from in any private transaction.
Redemption rights for public shareholders in connection with our initial business combination
We will provide our public shareholders with the opportunity to elect to have all or a portion of their Class A ordinary shares redeemed in connection with our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the completion of the initial business combination, including interest earned on the funds held in the trust account (less Permitted Withdrawals) divided by the number of then-outstanding public shares, subject to the limitations described in this prospectus. The amount in the trust account is initially anticipated to be approximately $10.00 per public share. The per share amount we will distribute to investors who properly elect to have their shares redeemed will not be reduced by the deferred underwriting commissions we will pay to the underwriters. The redemption rights will include the requirement that a beneficial holder must identify itself before we can validly redeem its shares. There will be no redemption rights in connection with our initial business combination with respect to our warrants. Warrants attached to Class A ordinary shares that are redeemed prior to, or in connection with, the completion of our initial business combination will be cancelled and expire upon redemption of such shares without payment or any additional consideration.
Our sponsor and each of our directors and executive officers have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and any public shares in connection with the completion of our initial business combination.
Manner of conducting redemptions
We will provide our public shareholders with the opportunity to have all or a portion of their public shares redeemed in connection with our initial business combination either (i) in connection with a general meeting called to approve the business combination or (ii) by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, in our sole, subjective discretion. That decision will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirements. Asset acquisitions and share purchases would not typically require shareholder approval, while direct mergers with our company where we do not survive and any transactions where we issue more than 20% of our outstanding Class A ordinary shares or seek to amend our amended and restated memorandum and articles of association would require shareholder approval. We currently intend to conduct redemptions in connection with a shareholder vote unless shareholder approval is not required by applicable law or stock exchange listing requirements and we choose to conduct redemptions pursuant to the tender offer rules of the SEC for business or other legal reasons.

If we hold a shareholder vote to approve our initial business combination, we will:
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conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and

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file proxy materials with the SEC.

If we seek shareholder approval, we will complete our initial business combination only if approved as an ordinary resolution under Cayman Islands law. To approve any such resolution, Cayman Islands law requires the affirmative vote of shareholders holding a majority of ordinary shares who attend and vote at a general meeting (referred to in this prospectus as a “general meeting”) of the company.
In such case, our sponsor has agreed to vote its founder shares, and our sponsor and each of our directors and executive officers have agreed to vote any public shares purchased during or after this offering in favor of our initial business combination. As a result, if approved as an ordinary resolution, in addition to our sponsor’s founder shares, we would need 3,750,001, or 37.5% (assuming all outstanding shares are voted), or 625,001, or 6.25% (assuming only the minimum number of shares representing a quorum are voted), of the 10,000,000 public shares sold in this offering to be voted in favor of an initial business combination to have our initial business combination approved. Each public shareholder may elect to have its public shares redeemed irrespective of whether they vote for or against the proposed transaction or abstain from voting on the proposed transaction. Our amended and restated memorandum and articles of association will require that at least five clear days’ notice will be given of any such general meeting.
If we conduct redemptions pursuant to the tender offer rules of the SEC, we will, pursuant to our amended and restated memorandum and articles of association:
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conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers; and

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file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Upon the public announcement of our initial business combination, if we elect to conduct redemptions pursuant to the tender offer rules, we or our sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase our Class A ordinary shares in the open market, to comply with Rule 14e-5.
In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act (“Rule 14e-1(a)”), and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public shareholders not tendering more than the number of public shares we are permitted to redeem. If public shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete such initial business combination.
Unlike other blank check company offerings, we have structured our offering so that warrants attached to Class A ordinary shares that are redeemed prior to, or in connection with, completion of our initial business combination will be cancelled and expire upon redemption of such shares without payment or any additional consideration. We believe this structure may be viewed more favorably by potential candidates for our initial business combination than the traditional structure as we believe it will maximize the amount of cash in trust that will be available for use following our initial business combination. We believe it will maximize the amount of available cash in trust by providing an incentive for shareholders to not redeem their Class A ordinary shares in order to retain their warrants.
Limitation on redemption rights of shareholders holding more than 15% of the shares sold in this offering if we hold a shareholder vote
Notwithstanding the foregoing redemption rights, if we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from having their shares redeemed with respect to more than an aggregate of 15% of the shares sold in this offering or 1,500,000 (1,725,000 in a Full Over-Allotment), without our prior consent. We believe the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to redeem their shares as a means to force us or our directors and executive officers or affiliates of our sponsor to purchase their shares at a significant premium to the then-current market price or on other undesirable terms.

Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights against a business combination if such holder’s shares are not purchased by us, our sponsor or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 15% of the shares sold in this offering, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a certain amount of cash. However, the ability of our shareholders to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in this offering) for or against our initial business combination would not be restricted.
Release of funds in trust account on closing of our initial business combination
On the completion of our initial business combination, the funds held in the trust account will be disbursed directly by the trustee to pay amounts due to any public shareholders who exercise their redemption rights as described above adjacent to the caption “Redemption rights for public shareholders in connection with our initial business combination,” to pay the underwriters their deferred underwriting commissions, to pay all or a portion of the consideration payable to the target or owners of the target of our initial business combination and to pay other expenses associated with our initial business combination. If our initial business combination is paid for using equity or debt securities or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of post-business combination businesses, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.
Redemption of public shares and distribution and liquidation if no initial business combination
Our amended and restated memorandum and articles of association will provide that we will have only 24 months from the closing of this offering, until the end of the Extended Period or until such earlier date as our board of directors may approve to complete our initial business combination. If we have not completed an initial business combination within 24 months from the closing of this offering, or within the Extended Period or by such earlier date as our board of directors may approve, we will as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares. Any such redemption will be at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals) divided by the number of the then-outstanding public shares. Any such redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to our obligations under Cayman Islands law to provide for claims of creditors and to the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which may expire worthless if we fail to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve.
Our sponsor has entered into an agreement with us pursuant to which it has waived their rights to liquidating distributions from the trust account with respect to its founder shares if we fail to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve. However, our sponsor will be entitled to liquidating distributions from the company’s operating account with respect to its founder shares and, if our sponsor, directors or executive officers acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve.
The underwriters have agreed to waive their rights to their deferred underwriting commission held in the trust account if we do not complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, and, in such event, such amounts will be included with the funds held in the trust account that will be available to fund the redemption of our public shares.
Our sponsor, executive officers, directors and director nominees have agreed, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or (B) with respect to any other material provision relating to the rights or pre-initial business combination activity of holders of our Class A ordinary shares, unless we provide our public shareholders with the opportunity to have their Class A ordinary shares redeemed upon approval of any such amendment. Under those agreements, any redemption would be at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of the then-outstanding public shares, subject to the limitations described above adjacent to the caption “Limitations on redemptions.” For example, our board of directors may propose such an amendment if it determines that additional time is necessary to complete our initial business combination. In such event, we will conduct a proxy solicitation and distribute proxy materials pursuant to Regulation 14A of the Exchange Act seeking shareholder approval of such proposal and, in connection therewith, provide our public shareholders with the redemption rights described above upon shareholder approval of such amendment. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our sponsor, any executive officer, director or director nominee, or any other person.
Our amended and restated memorandum and articles of association will provide that, if we wind up for any other reason prior to the completion of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.
Limited payments to insiders
There will be no finder’s fees, reimbursements or cash payments made by the company to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to, or in connection with, the completion of our initial business combination, other than the following payments, none of which will be made from the proceeds of this offering and the sale of the private placement warrants held in the trust account prior to the completion of our initial business combination (except as noted with respect to Permitted Withdrawals):
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Repayment of up to an aggregate of $400,000 in loans made to us by our sponsor to cover offering-related and organizational expenses;

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Working Capital Withdrawals of up to $500,000 from interest earned on the trust account for working capital purposes per year (plus the rollover of unused amounts from prior years);

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Affiliates of our sponsor will be entitled to reimbursement for any out-of-pocket expenses (or an allocable portion of such out-of-pocket expenses), to the extent that such affiliates incur expenses for services provided to us before our initial business combination;

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Reimbursement for office space, utilities, secretarial support and administrative services provided to us by our sponsor, in the amount of $16,667 per month;

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Reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination;

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Repayment of loans which may be made by our sponsor, an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an initial business combination. Up to $2,000,000 of such loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants. Except for the foregoing, the terms of such loans have not been determined and no written agreements exist with respect to such loans; and

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Payment of $       ($       in a Full Over-Allotment) to Ares Management Capital Markets LLC, an affiliate of our sponsor, upon the closing of our initial business combination.

Any such payments will be made either (i) prior to our initial business combination using proceeds of this offering and the sale of the private placement warrants held outside the trust account or from loans made to us by our sponsor or (ii) in connection with or after the completion of our initial business combination.
Conflicts of Interest
Certain of our directors and executive officers currently have, and any of them in the future may have fiduciary, contractual or other obligations or duties to other entities, including Ares, the Ares funds or their current or former portfolio companies. Certain of these entities may have overlapping investment objectives and potential conflicts may arise with respect to Ares’ decision regarding how to allocate investment opportunities among these entities. Accordingly, if any of our directors and executive officers becomes aware of a business combination opportunity that is suitable for a fund or entity to which he or she has then-current fiduciary or contractual obligations (including any Ares funds or their current or former portfolio companies), then, subject to their fiduciary duties under Cayman Islands law, he or she will need to honor such fiduciary or contractual obligations to present such business combination opportunity to such fund or entity, before we can pursue such opportunity. However, we do not expect these duties or contractual obligations to materially affect our ability to complete our initial business combination. To the fullest extent permitted by applicable law, our amended and restated memorandum and articles of association provide that: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity (including with respect to any business transaction that may involve another Ares entity) for any director or officer, on the one hand, and us, on the other.
Our executive officers and our directors may have interests that differ from you in connection with the business combination, including the fact that they may lose their entire investment in us if our initial business combination is not completed, and accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.
Additionally, the personal and financial interests of our directors and executive officers may influence their motivation in timely identifying and pursuing an initial business combination or completing our initial business combination. The different timelines of competing business combinations could cause our directors and executive officers to prioritize a different business combination over finding a suitable acquisition target for our business combination. Consequently, our directors’ and executive officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest, which could negatively impact the timing for a business combination.
In addition to the above, our officers and directors are not required to commit any specified amount of time to our affairs, and, accordingly, may have conflicts of interest in allocating management time among various business activities, including selecting a business combination target and monitoring the related due diligence. See “Risk Factors—Risks Relating to Our Management Team—Our executive officers and directors will allocate their time to other businesses, which could have a negative effect on our ability to complete our initial business combination.”
Additionally, our sponsor, directors and executive officers have agreed to waive their redemption rights with respect to any founder shares and any public shares held by them in connection with the completion of our initial business combination. Further, our sponsor has agreed to waive its redemption rights with respect to any founder shares held by it if we fail to complete our initial business combination within 24 months or within the Extended Period or by such earlier date as our board of directors may approve, after the closing of this offering. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement warrants held in the trust account will be used to fund the redemption of our public shares, and the private placement warrants may expire worthless. With certain limited exceptions, the founder shares will not be transferable, assignable or salable by our sponsor or its permitted transferees until one year after the completion of our initial business combination. With certain limited exceptions, the private placement warrants and the Class A ordinary shares underlying such warrants, will not be transferable, assignable or salable by our sponsor or its permitted transferees until 30 days after the completion of our initial business combination. Since our sponsor, directors and executive officers may directly or indirectly own ordinary shares and warrants following this offering, our directors and executive officers may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination because of their financial interest in completing an initial business combination within 24 months or within the Extended Period or by such earlier date as our board of directors may approve, after the closing of this offering.
In addition, our directors and officers or Ares or its affiliates, including the Ares funds, currently sponsor and may sponsor, form or participate in other blank check companies similar to ours during the period in which we are seeking an initial business combination. Any such companies may present additional conflicts of interest in pursuing an acquisition target, particularly to the extent there is overlap among investment mandates and the director and officer teams. In addition, Ares has sponsored other blank check companies in the past and may sponsor other blank check companies similar to ours during the period in which we are seeking an initial business combination, and members of our management team may participate in such blank check companies. Any such blank check company may present additional conflicts of interest in pursuing an acquisition target, particularly if there is overlap among investment mandates and the board and management teams. However, we do not currently expect that any such other blank check company would materially affect our ability to complete our initial business combination.

Audit committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will establish and maintain an audit committee composed entirely of independent directors. Among its responsibilities, the audit committee will review on a quarterly basis all payments that were made to our sponsor, officers or directors, or our or their affiliates and monitor compliance with the other terms relating to this offering. If any noncompliance is identified, then the audit committee will be charged with the responsibility to promptly take all action necessary to rectify such noncompliance or otherwise to cause compliance with the terms of this offering. For more information, see the section entitled “Management—Committees of the Board of Directors—Audit Committee.”
Indemnity by the sponsor in the event of liquidation without a business combination
Our sponsor has agreed that in the event of a liquidation of the trust account if the company fails to complete an initial business combination, it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, or any claim by a taxing authority, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 per public share due to reductions in the value of the trust assets, less Permitted Withdrawals, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including claims by vendors and prospective target businesses.
Engagement of Advisor
We will engage Ares Management Capital Markets LLC, an affiliate of our sponsor, to provide consulting and advisory services to us in connection with this offering, for which it will receive an advisory fee equal to     % of the aggregate gross proceeds of this offering (including the proceeds of the exercise of the over-allotment option, if any). We will also engage Ares Management Capital Markets LLC as an advisor in connection with our initial business combination for which it will earn an advisory fee of     % of the aggregate gross proceeds of this offering (including the proceeds of the exercise of the over-allotment option, if any) payable at closing of our initial business combination. Ares Management Capital Markets LLC’s fee will be reimbursed from a portion of the cash fees paid to the underwriters.
We will indemnify and hold harmless Ares Management Capital Markets LLC and its control persons, members, managers, officers, employees, agents and affiliates to the full extent lawfully permitted against any and all claims, losses and expenses as incurred arising out of any actual or proposed initial public offering or initial business combination.
Ares Management Capital Markets LLC will be engaged to represent our interests only and is not participating in this offering as defined in FINRA Rule 5110(j)(16). Ares Management Capital Markets LLC is acting as an independent financial adviser as defined in FINRA Rule 5110(j)(9). As such, Ares Management Capital Markets LLC is not acting as an underwriter in connection with this offering. Ares Management Capital Markets LLC will not identify or solicit potential investors in this offering, participate in the preparation of the offering document or otherwise be involved in the distribution of this offering.

RISKS
Summary of Risk Factors
An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below and the other risks set forth in the section entitled “Risk Factors” in this prospectus together with the other information contained in this prospectus before making a decision to invest in our units. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include:
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We are a recently incorporated company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.

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Past performance by Ares or its affiliates, AAC, AAC II or our directors and executive officers may not be indicative of future performance of an investment in us, and we may be unable to provide positive returns to shareholders.

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Our shareholders may not vote on our proposed initial business combination, which means we may complete our initial business combination even though a majority of our shareholders do not support such a combination.

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Your only opportunity to affect the decision regarding a potential initial business combination may be the exercise of your right to redeem your shares for cash, unless we seek shareholder approval of such business combination.

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If we seek shareholder approval of our initial business combination, our sponsor, directors and executive officers have agreed to vote in favor of such initial business combination, regardless of how our public shareholders vote.

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If you exercise your right to redeem your shares, the warrants attached to such shares will be cancelled and expire without payment or any additional consideration.

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Our public shareholders’ redemption rights may make our financial condition unattractive to potential business combination targets and may make it difficult for us to enter into an initial business combination with a target.

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The ability of our public shareholders to exercise redemption rights with respect to a significant portion of our shares and the amount of deferred underwriting commissions may not allow us to complete the most desirable business combination or optimize our capital structure, and may substantially dilute your investment in us.

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The ability of our public shareholders to exercise redemption rights with respect to a significant portion of our shares could increase the probability that our initial business combination is unsuccessful and that you would have to wait for liquidation for your shares to be redeemed.

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The requirement that we complete an initial business combination within 24 months from the closing of this offering or within the Extended Period may give potential target businesses leverage over us in negotiating a business combination agreement as we approach our dissolution deadline. That leverage could undermine our ability to complete our initial business combination on terms that would produce value for our shareholders.

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We cannot assure you that we will be able to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve. In such event, we would redeem our public shares and liquidate the trust account, and you may receive only your pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants may expire worthless.

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We may decide not to extend the time by which we have to complete our initial business combination. In such case, we would redeem our public shares, and the warrants may expire worthless.

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We have included the Class A ordinary shares issuable upon exercise of the public warrants under the Securities Act in the registration statement of which this prospectus forms a part. However, this registration statement or another registration statement covering such Class A ordinary shares may not be in place when an investor desires to exercise public warrants, thus precluding such investor from being able to exercise such investor’s public warrants except on a cashless basis. If the issuance of the shares upon exercise of public warrants is not registered, qualified or exempt from registration or qualification, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.

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If we seek shareholder approval of our initial business combination, our sponsor, directors, executive officers, advisors and their affiliates may elect to purchase units from public shareholders, which may influence a vote on a proposed business combination and reduce the public “float” of our units.

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If a shareholder fails to receive notice of our offer to redeem our public shares in connection with our initial business combination, or fails to comply with the redemption procedures, such shares may not be redeemed.

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You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your public shares, potentially at a loss.

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The         may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

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You will not be entitled to protections normally afforded to investors of blank check companies subject to Rule 419 of the Securities Act.

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If we seek shareholder approval of our initial business combination and we do not conduct redemptions pursuant to the tender offer rules, you will lose the ability to redeem all such shares in excess of 15% of our Class A ordinary shares held by you and any other person deemed to be acting in concert or as a “group” with you.

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If the net proceeds of this offering, the sale of the private placement warrants not being held in the trust account and Permitted Withdrawals from the trust account are insufficient for us to operate for at least the next 24 months or for the Extended Period or until such earlier date as our board of directors may approve, we will depend on loans from our sponsor or directors and executive officers to fund our search and to complete our initial business combination.

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Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

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Provisions in our amended and restated memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A ordinary shares and could entrench our directors.

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After our initial business combination, substantially all of our assets may be located in a foreign country and substantially all of our revenue will be derived from our operations in such country. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal policies, developments and conditions in the country in which we operate.

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If our initial business combination involves a company organized under the laws of a state of the United States, it is possible a 1% U.S. federal excise tax will be imposed on us in connection with redemptions of our ordinary shares after or in connection with such initial business combination.

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In recent years, challenging market conditions have caused an increasing number of special purpose acquisition companies to be unable to complete an initial business combination.

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The other risks and uncertainties discussed in “Risk Factors” and elsewhere in this prospectus.

Risk factors
We are a recently incorporated company that has conducted no operations and has generated no revenues. Until we complete our initial business combination, we will have no operations and will generate no operating revenues. In making your decision whether to invest in our securities, you should take into account not only the background of our management team, but also the special risks we face as a blank check company. This offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act. Accordingly, you will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. For additional information concerning how Rule 419 blank check offerings differ from this offering, see “Proposed Business—Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419.”
An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our units. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.
Risks Related to Our Business and the Initial Business Combination
Our shareholders may not vote on our proposed initial business combination, which means we may complete our initial business combination even though a majority of our shareholders do not support such a combination.
We may choose not to hold a shareholder vote before we complete our initial business combination if the business combination would not require shareholder approval under applicable law or stock exchange listing requirements. For instance, if we were seeking to acquire a target business where the consideration we were paying in the transaction was all cash, we would not be required to seek shareholder approval to complete such a transaction. Except for as required by applicable law or stock exchange listing requirements, the decision as to whether we will seek shareholder approval of a proposed business combination or will allow shareholders to sell their shares to us in a tender offer will be made by us, in our sole, subjective discretion. That decision will be based on a variety of factors, such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek shareholder approval. Accordingly, we may complete our initial business combination even if holders of a majority of our issued and outstanding ordinary shares do not approve of the business combination we complete.
Please see the section entitled “Proposed Business—Shareholders May Not Have the Ability to Approve Our Initial Business Combination” for additional information.
Your only opportunity to affect the decision regarding a potential initial business combination may be the exercise of your right to redeem your shares for cash, unless we seek shareholder approval of such business combination.
Since our board of directors may complete a business combination without seeking shareholder approval, public shareholders may not have the right or opportunity to vote on the business combination, unless we seek such shareholder vote. Accordingly, your only opportunity to affect the decision regarding our initial business combination may be limited to exercising your redemption rights within the period of time (which will be at least 20 business days) set forth in our tender offer documents mailed to our public shareholders in which we describe our initial business combination.
If we seek shareholder approval of our initial business combination, our sponsor, directors and executive officers have agreed to vote in favor of such initial business combination, regardless of how our public shareholders vote.
Our sponsor, directors and executive officers have agreed (and their permitted transferees will agree) to vote any founder shares and any public shares acquired in or after this offering in favor of our initial business combination. Our sponsor and our directors and executive officers also may from time to time purchase Class A ordinary shares prior to our initial business combination. Our amended and restated memorandum and articles of association will provide that, if we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law. To approve any such resolution, Cayman Islands law requires the affirmative vote of shareholders holding a majority of ordinary shares who attend and vote at a general meeting.
In this case, our sponsor and each of our directors and executive officers have agreed to vote their founder shares and any public shares acquired in or after this offering in favor of our initial business combination.
As a result, if approved as an ordinary resolution, in addition to our sponsor’s founder shares, we would need 3,750,001, or 37.5% (assuming all outstanding shares are voted), or 625,001, or 6.25% (assuming only the minimum number of shares representing a quorum are voted), of the 10,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved. We expect that our sponsor and its permitted transferees will own at least 20% of our outstanding ordinary shares at the time of any such shareholder vote. Accordingly, if we seek shareholder approval of our initial business combination, the agreement by our sponsor and each of our directors and executive officers (and their respective permitted transferees) to vote in favor of our initial business combination will increase the likelihood that we will receive the requisite shareholder approval for such initial business combination.
Our public shareholders’ redemption rights may make our financial condition unattractive to potential business combination targets and may make it difficult for us to enter into an initial business combination with a target.
We may seek to enter into an initial business combination agreement that requires we have a certain amount of cash as a closing condition. If holders of a substantial portion of our public shares exercise their redemption rights, we may not be able to meet such closing condition. In such event, we may not be able to proceed with such business combination. Consequently, if accepting all properly submitted redemption requests would not allow us to satisfy a closing condition as described above, we may not proceed with such redemption and the related business combination and may instead search for an alternate business combination. Prospective targets will be aware of these risks and, thus, may be reluctant to enter into a business combination transaction with us.
The ability of our public shareholders to exercise redemption rights with respect to a significant portion of our shares and the amount of deferred underwriting commissions may not allow us to complete the most desirable business combination or optimize our capital structure, and may substantially dilute your investment in us.
At the time we enter into a business combination agreement, we will not know how many shareholders may exercise their redemption rights. As a result, we will need to structure the transaction based on our expectations as to the number of shares that will be submitted for redemption. If the business combination agreement requires us to use a portion of the cash in the trust account to pay the purchase price, or requires us to have a minimum amount of cash at closing, we will need to reserve a portion of the cash in the trust account to meet such requirements, or arrange for third-party financing. In addition, if a larger number of shares are submitted for redemption than we initially expect, we may need to restructure the transaction to reserve a greater portion of the cash in the trust account or arrange for additional third-party financing. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. These considerations may limit our ability to complete the most attractive business combination available to us or optimize our capital structure. The amount of the deferred underwriting commissions payable to the underwriters will not be adjusted for any shares that are redeemed in connection with an initial business combination. The per-share amount we will distribute to shareholders who properly exercise their redemption rights will not be reduced by the deferred underwriting commission. After such redemptions, the amount held in trust will continue to reflect our obligation to pay the entire deferred underwriting commissions. As a result, our obligations to redeem public shares for which redemption is requested and to pay the deferred underwriting commissions may not allow us to complete the most desirable business combination or optimize our capital structure.
In addition, raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. Furthermore, this dilution would increase to the extent that the anti-dilution provisions of the Class B ordinary shares result in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares at the time of our initial business combination. The above considerations may limit our ability to complete the most desirable business combination available to us or optimize our capital structure and may result in substantial dilution from your purchase of our Class A ordinary shares. The effect of this dilution will be greater for shareholders who do not redeem. The amount of the deferred underwriting commissions payable to the underwriters will not be adjusted for any shares that are redeemed in connection with an initial business combination, which may further dilute your investment. The per-share amount we will distribute to shareholders who properly exercise their redemption rights will not be reduced by the deferred underwriting commission. After such redemptions, the per-share value of shares held by non-redeeming shareholders will reflect our obligation to pay the deferred underwriting commissions. We may not be able to generate sufficient value from the completion of our initial business combination in order to overcome the dilutive effect of these and other factors, and, accordingly, you may incur a net loss on your investment. Please see “—Risks Relating to Ownership of Our Securities—Our sponsor paid a nominal price for the founder shares, and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A ordinary shares.”
The ability of our public shareholders to exercise redemption rights with respect to a significant portion of our shares could increase the probability that our initial business combination is unsuccessful and that you would have to wait for liquidation for your shares to be redeemed.
If our business combination agreement requires us to use a portion of the cash in the trust account to pay the purchase price, or requires us to have a minimum amount of cash at closing, the probability that our initial business combination would be unsuccessful is increased. If our initial business combination is unsuccessful, you would not receive your pro rata portion of the funds in the trust account until we liquidate the trust account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the trust account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with the redemption until we liquidate or you are able to sell your shares in the open market.
The requirement that we complete an initial business combination within 24 months from the closing of this offering or within the Extended Period may give potential target businesses leverage over us in negotiating a business combination agreement as we approach our dissolution deadline. That leverage could undermine our ability to complete our initial business combination on terms that would produce value for our shareholders.
Any potential target business with which we enter into negotiations concerning a business combination will be aware that we must complete an initial business combination within 24 months from the closing of this offering or within the Extended Period. Consequently, such target business may obtain leverage over us in negotiating a business combination agreement, knowing that if we do not complete an initial business combination with that particular target business, we may be unable to complete our initial business combination with any target business. This risk will increase as we get closer to the time frame described above.
We cannot assure you that we will be able to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve. In such event, we would redeem our public shares and liquidate the trust account, and you may receive only your pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants may expire worthless.
We cannot assure you that an initial business combination will be completed within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve. In such case we would redeem the public shares and liquidate the trust account. Our ability to complete an initial business combination will depend on a variety of factors, many of which will be beyond our control. Our ability to complete our initial business combination may be negatively affected by general market conditions, volatility in the capital and debt markets and other events and uncertainties, including wars or other conflicts, terrorist attacks, natural disasters, public health events or instability in the economy.
Although we are required to offer shareholders redemption rights in connection with any shareholder vote to approve an initial business combination, or the extension of the period of time in which we have to complete an initial business combination, there may be no extraordinary general meeting of the shareholders to vote upon an initial business combination or an extension before the end of such period of time. Even if an extension is approved by our shareholders, it is possible that redemptions will leave us with insufficient cash to complete an initial business combination on commercially acceptable terms, or at all. The fact that we will have separate redemption periods in connection with a shareholder vote upon an extension and any vote upon an initial business combination could exacerbate these risks. Other than in connection with a redemption offer or liquidation, our public shareholders may be unable to recover their investment, except through sales of their public shares on the open market. The price of our securities may be volatile. Consequently, there can be no assurance that our public shareholders will be able to dispose of their public shares at favorable prices, or at all.
If we are not able to find a suitable target business and complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares. Any such redemption will be at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals) divided by the number of the then-outstanding public shares. Any such redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), in favor of our obligations under Cayman Islands law to provide for claims of creditors and to the other requirements of applicable law. Our amended and restated memorandum and articles of association will provide that, if we wind up for any other reason prior to the completion of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law. In either such case, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution to public shareholders on the redemption of their shares, and our warrants may expire worthless. Additionally, uncertainties surrounding the financial markets and the viability of banks and other financial institutions may result in market volatility, which may affect our financial condition and our ability to complete an initial business combination. See “—If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per public share” and other risk factors in this prospectus.
Warrants attached to Class A ordinary shares that are redeemed prior to, or in connection with, completion of our initial business combination will be cancelled and expire upon redemption of such shares without payment or any additional consideration. Accordingly, if you exercise your right to redeem the Class A ordinary shares sold in this offering, the warrants attached to such shares will be cancelled and expire without payment or any additional consideration.
As described in this prospectus, you will be entitled to redeem all or a portion of your Class A ordinary shares in connection with our initial business combination for your pro rata portion of the funds held in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), subject to the limitations described in this prospectus. The warrants will not separate from the shares prior to the initial business combination and therefore the warrants attached to Class A ordinary shares that are redeemed prior to, or in connection with, completion of our initial business combination will be cancelled and expire upon redemption of such shares without payment or any additional consideration. Accordingly, if you elect to redeem some or all of your Class A ordinary shares prior to, or in connection with, the completion of our initial business combination, warrants attached to such shares will expire without payment or any additional consideration. This is different from many other blank check companies, which often provide that the units can be separated into shares and warrants prior to the initial business combination and that holders of shares that are redeemed can keep any warrants held by them.
We may decide not to extend the time by which we have to complete our initial business combination. In such event, we would redeem our public shares, and the warrants may expire worthless.
Unless our board of directors approves an earlier deadline, we have 24 months from the closing of this offering or the full Extended Period to complete our initial business combination. If we anticipate that we may be unable to complete our initial business combination within such 24-month period or within the Extended Period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must complete our initial business combination. If we seek shareholder approval for an extension, holders of Class A ordinary shares will be offered an opportunity to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of then issued and outstanding Class A ordinary shares, subject to applicable law.
If we are unable to complete our initial business combination within the applicable time period, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares. Any such redemption will be for a pro rata portion of the funds held in the trust account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the warrants may expire worthless.
If we seek shareholder approval of our initial business combination, our sponsor, directors, executive officers, advisors and their affiliates may elect to purchase units from public shareholders, which may influence a vote on the proposed business combination and reduce the public “float” of our units.
If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, directors, officers, advisors and their affiliates may purchase units in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. Our sponsor, directors, officers, advisors and their affiliates are not under any obligation to enter into such transactions or arrangements. Additionally, at any time at or prior to the completion of our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), our sponsor, directors, executive officers, advisors or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire units or not redeem their Class A ordinary shares included in units. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. If our sponsor, directors, officers, advisors and their affiliates purchase units in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights or submitted a proxy to vote against our initial business combination, such selling shareholders would be required to revoke their prior elections to redeem their shares and any proxy to vote against our initial business combination. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act. If the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will be required to comply with such rules. If Rule 10b-18 under the Exchange Act (“Rule 10b-18”) applies to purchases by our sponsor, directors, officers, advisors and their affiliates, we intend that such purchases will comply with Rule 10b-18, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases.
There is no limit on the number of securities our sponsor, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and          rules. None of our sponsor, directors, officers, advisors or their respective affiliates have any current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds held in the trust account will be used to purchase units in such transactions. Such persons will be subject to restrictions in making any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M. Such purchases could: (i) increase the likelihood of obtaining shareholder approval of the business combination; or (ii) reduce the number of holders eligible to vote such shares on any matters submitted to the holders of our securities for approval in connection with our initial business combination. In addition, any such purchases may affect our ability to satisfy certain closing conditions in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination. Any such transactions may result in the completion of our business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our units may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
Our sponsor, directors, officers, advisors and/or their affiliates may identify the shareholders with whom our sponsor, directors, officers, advisors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders holding Class A ordinary shares following our mailing of proxy materials in connection with our initial business combination. To the extent that our sponsor, directors, officers, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the trust account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. Our sponsor, directors, officers, advisors or their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will only purchase shares if such purchases comply with Regulation M and the other federal securities laws.
Any purchases by our sponsor, directors, officers, advisors and/or their affiliates who are affiliated purchasers under Rule 10b-18 will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. Our sponsor, directors, officers, advisors and/or their affiliates will be subject to restrictions in making purchases of ordinary shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.
If our sponsor, directors, officers, advisors or their affiliates were to purchase units, public shares or warrants from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 including, in pertinent part, through adherence to the following:
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our registration statement/proxy statement filed for our business combination transaction would disclose the possibility that our sponsor, directors, officers, advisors and their affiliates may purchase units outside the redemption process for our Class A ordinary shares, along with the purpose of such purchases;

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if our sponsor, directors, officers, advisors and their affiliates were to purchase units, they would do so at a price no higher than the price offered for our Class A ordinary shares through our redemption process;

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our registration statement/proxy statement filed for our business combination transaction would include a representation that any of our securities purchased by our sponsor, directors, officers, advisors and their affiliates would not be voted in favor of approving the business combination transaction;

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our sponsor, directors, officers, advisors and their affiliates would not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

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we would disclose in a Form 8-K, before our security holder meeting to approve the business combination transaction, the following material items:

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the amount of our securities purchased outside of the redemption offer by our sponsor, directors, officers, advisors and their affiliates, along with the purchase price;

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the purpose of the purchases by our sponsor, directors, officers, advisors and their affiliates;

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the impact, if any, of the purchases by our sponsor, directors, officers, advisors and their affiliates on the likelihood that the business combination transaction will be approved;

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the identities of our security holders who sold to our sponsor, directors, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to our sponsor, directors, officers, advisors and their affiliates; and

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the number of our securities for which we have received redemption requests pursuant to our redemption offer.

Please see “Proposed Business—Permitted Purchases of Our Securities” for a description of how such persons will determine from which shareholders to seek to acquire securities.
If a shareholder fails to receive notice of our offer to redeem our public shares in connection with our initial business combination, or fails to comply with the redemption procedures, such shares may not be redeemed.
We will comply with the proxy rules or tender offer rules, as applicable, when conducting redemptions in connection with our initial business combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy solicitation or tender offer materials, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the proxy solicitation or tender offer materials that we will furnish to holders of our public shares in connection with our initial business combination will describe the various procedures that must be complied with in order to validly redeem or tender public shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed. See “Proposed Business—Business Strategy—Tendering Share Certificates in Connection with a Tender Offer or Redemption Rights.”
If we seek shareholder approval of our initial business combination and we do not conduct redemptions pursuant to the tender offer rules, you will lose the ability to redeem all such shares in excess of 15% of our Class A ordinary shares held by you and any other person deemed to be acting in concert or as a “group” with you.
If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption with respect to more than an aggregate of 15% of the shares sold in this offering or 1,500,000 Class A ordinary shares (or up to 1,725,000 Class A ordinary shares in a Full Over-Allotment) without our prior consent, which we refer to as the “Excess Shares.” However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete our initial business combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. As a result, you will continue to hold excess shares and, in order to dispose of such excess shares, would be required to sell your shares in open market transactions, potentially at a loss.
Because of our limited resources and the significant competition for business combination opportunities, we may be unable to complete our initial business combination. If we have not completed our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants may expire worthless.
We expect to encounter significant competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the types of businesses we intend to acquire. Many of these individuals and entities are well-established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Some of these competitors may possess greater technical, human and other resources or more local industry knowledge than we do. Since 2022, an increasing number of special purpose acquisition companies have liquidated due to an inability to complete an initial business combination. While we believe there are numerous target businesses we could potentially acquire with the net proceeds of this offering and the sale of the private placement warrants, our ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by our available financial resources. Furthermore, we are obligated to offer holders of our public shares the right to redeem their shares for cash at the time of our initial business combination in conjunction with a shareholder vote or via a tender offer. Target companies will be aware that this may reduce the resources available to us for our initial business combination. Any of these limitations and obligations may place us at a competitive disadvantage in successfully negotiating a business combination. If we have not completed our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, our public shareholders may receive only their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants may expire worthless.
If the net proceeds of this offering, the sale of the private placement warrants not being held in the trust account and Permitted Withdrawals from the trust account are insufficient for us to operate for at least the next 24 months or for the Extended Period, or until such earlier date as our board of directors may approve, we will depend on loans from our sponsor or directors and executive officers to fund our search and to complete our initial business combination.
Of the net proceeds of this offering and the sale of the private placement warrants, only $3,500,000 will be available to us initially outside the trust account to fund our working capital requirements. Upon closing of this offering, we believe the funds available to us outside of the trust account, together with Permitted Withdrawals will be sufficient for us to operate for at least the next 24 months or for the Extended Period, or until such earlier date as our board of directors may approve. However, we cannot assure you that our estimate is accurate for a target business. Additionally, in the event that our offering expenses exceed our estimate of $800,000, we may fund such excess with funds not to be held in the trust account. In such case, unless funded by the proceeds of loans available from our sponsor or its affiliates, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. If we are required to seek additional capital, we would need to borrow funds from our sponsor, its affiliates, our directors and executive officers or other third parties to operate or may be forced to liquidate. Neither our sponsor, directors or executive officers nor any of their affiliates is under any obligation to advance funds to us in such circumstances. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor, an affiliate of our sponsor or certain of our officers or directors as we do not believe third parties will be willing to loan such funds and provide a waiver of the right to seek access to funds in our trust account. If we have not completed our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, or possibly less, on our redemption of our public shares, and our warrants may expire worthless.
Subsequent to our completion of our initial business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.
We will conduct due diligence on a target business with which we intend to combine. However, we cannot assure you that this diligence will surface all material issues with a particular target business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside the control of the target business and us will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate effect on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing. Accordingly, any shareholders who choose to remain shareholders following the initial business combination could suffer a reduction in the value of their securities. These shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the initial business combination contained an actionable material misstatement or material omission.
If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per public share.
Our placing of funds in the trust account may not protect those funds from third-party claims against us, including any regulatory actions successfully made against the trust account. Although, following our initial public offering, we will seek to have all material vendors, service providers (except for our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, such parties may not execute such agreements. In addition, even if material vendors and service providers execute such agreements, they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver. Should those claims be brought, it could result in the claimants gaining an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our directors and executive officers will consider whether competitive alternatives are reasonably available to the company. Accordingly, to the extent possible, we will only enter into an agreement with any third party that has not executed a waiver if our directors and executive officers believes that such third party’s engagement would be significantly more beneficial to us than any alternative. The underwriters will not execute an agreement with us waiving such claims to the monies held in the trust account.
A third party may refuse to execute a waiver in numerous circumstances, such as the engagement of a third-party consultant whose particular expertise or skills are believed by our directors and executive officers to be superior to those of other consultants that would agree to execute a waiver or in cases where our directors and executive officers are unable to retain a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, due to claims of such creditors, the per-share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the trust account. Pursuant to the letter agreement the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part, our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of Permitted Withdrawals. Such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third-party claims.
We have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations. We also believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for redemptions as of the date of the liquidation of the trust account could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including claims by vendors and prospective target businesses.
Our directors may decide not to enforce the indemnification obligations of our sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.
In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of Permitted Withdrawals, and our sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors will evaluate whether it is in our best interests to bring such a claim, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. For example, the cost of such legal action may be deemed by the independent directors to be too high relative to the amount recoverable. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders at the time of liquidation may be reduced below $10.00 per public share.
We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.
We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will be able to be satisfied by us only if: (i) we have sufficient funds outside of the trust account; or (ii) we complete an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to negotiate and complete our initial business combination, and results of operations.
We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, and results of operations.
On July 1, 2024, new rules for special purpose acquisition companies (the “2024 SPAC Rules”) issued by the SEC became effective. Among other items, the 2024 SPAC Rules impose additional disclosure requirements in business combination transactions involving special purpose acquisition companies and private operating companies; amend the financial statement requirements applicable to business combination transactions involving such companies; update and expand guidance regarding the general use of projections in SEC filings in connection with proposed business combination transactions, including requiring disclosure of all material bases of the projections and all material assumptions underlying the projections; increase the potential liability of certain participants in proposed business combination transactions; and expand guidance regarding the extent to which special purpose acquisition companies could become subject to regulation under the Investment Company Act. The 2024 SPAC Rules may materially adversely affect our ability to negotiate and complete our initial business combination and may increase the costs and time related to an initial business combination.
In December 2024, the SEC also settled an enforcement action against two special purpose acquisition companies and their sponsor, none of which were related to or affiliated with Ares, for misleading claims in advance of a proposed business combination with the sponsor agreeing to pay a $6.75 million civil penalty to settle such claims. In addition, litigation challenging completed and pending acquisitions by special purpose acquisition companies has increased. In any such litigation, it is possible that sponsors and/or their director designees may be held liable either for breaches of fiduciary duties owed to the special purpose acquisition company’s public shareholders or for certain actions or omissions by the special purpose acquisition company, including the failure by the special purpose acquisition company to comply with applicable securities laws. Litigation has also arisen asserting that special purpose acquisition companies are violating federal securities laws by operating as unregistered investment companies. Any liabilities arising from these developments could adversely affect our business as well as harm our professional reputation.
If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.
If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:
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restrictions on the nature of our investments; and

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restrictions on the issuance of securities, each of which may make it difficult for us to complete our initial business combination.

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In addition, we may have imposed upon us burdensome requirements, including:

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registration as an investment company;

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adoption of a specific form of corporate structure; and

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reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

Unless we can qualify for an exclusion, in order not to be regulated as an investment company under the Investment Company Act, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities. In addition, our activities cannot include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business will be to identify and complete a business combination and thereafter to operate the post-business combination business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.
We do not believe that our anticipated principal activities will subject us to the Investment Company Act. To this end, the proceeds held in the trust account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. This offering is not intended for persons who are seeking a return on investments in government securities or investment securities. Except with respect to interest earned on the funds held in the Trust Account that may be released to us for Permitted Withdrawals, the funds held in the Trust Account will not be released from the Trust Account until the earliest to occur of: (i) the completion of our initial business combination; (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend certain provisions of our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent our completing an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, our return of the funds held in the trust account to our public shareholders as part of our redemption of the public shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act.
In the adopting release for the 2024 SPAC Rules, the SEC provided guidance that a special purpose acquisition company’s potential status as an “investment company” depends on a variety of factors, such as a special purpose acquisition company’s duration, asset composition, business purpose and activities and “is a question of facts and circumstances” requiring individualized analysis. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete a business combination. Additionally, if we were deemed to be an investment company, and we are unable to modify our activities so that we would not be deemed an investment company, we would either register as an investment company or abandon our efforts to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, and instead liquidate the trust account. As a result, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and would be unable to realize the potential benefits of an initial business combination, including the possible appreciation of the combined company’s securities, and our warrants may expire worthless.
The grant of registration rights to our sponsor may make it more difficult to complete our initial business combination, and the future exercise of such rights may adversely affect the market price of our Class A ordinary shares.
Pursuant to an agreement to be entered into concurrently with the issuance and sale of the securities in this offering, our sponsor and its permitted transferees can demand that we register the Class A ordinary shares into which founder shares are convertible, the private placement warrants and the Class A ordinary shares issuable upon exercise of the private placement warrants, and warrants that may be issued upon conversion of working capital loans and the Class A ordinary shares issuable upon conversion of such warrants. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our Class A ordinary shares, which may make our initial business combination more difficult to conclude. This is because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the effect on the market price of our Class A ordinary shares when the securities owned by our sponsor or its permitted transferees are registered.
Because we are not limited to evaluating a target business in a particular industry sector and have not selected any specific target businesses to pursue in our initial business combination, you will not have the opportunity to assess the merits or risks of any particular target business’s operations.
We may pursue business combination opportunities in any industry, sector or location, except that we will not, under our amended and restated memorandum and articles of association, be permitted to effectuate our initial business combination solely with another blank check company or similar company with nominal operations.

Because we have not yet selected or approached any specific target business with respect to an initial business combination, there is no basis to evaluate the possible merits or risks of any particular target business’s operations, results of operations, cash flows, liquidity, financial condition or prospects. If we complete an initial business combination, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in those businesses. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not be able to fully assess all of the risks or have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and we may be unable to control or reduce the chances that those risks will adversely affect a target business. We also cannot assure you that an investment in our units will ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in an initial business combination target. Accordingly, any shareholders who choose to remain shareholders following our initial business combination could suffer a decline in the value of their securities. Such shareholders are unlikely to have a remedy for such reduction in value of their securities.
We may have a limited ability to assess the management of a prospective target business and, as a result, may affect our initial business combination with a target business whose management may not have the skills, qualifications or abilities to manage a public company.
When evaluating the desirability of a prospective target business, our ability to assess the target business’s management may be limited due to a lack of time, resources or information. As a result, our assessment of the capabilities of the target business’s management may prove to be incorrect and such management may lack the skills, qualifications or abilities we expected. Should the target business’s management not possess the skills, qualifications or abilities necessary to manage a public company, the operations and profitability of the post-combination business may be negatively affected. Accordingly, any holders who choose to retain their securities following an initial business combination could suffer a reduction in the value of their securities. Such holders are unlikely to have a remedy for such reduction in value.
We may pursue business combination opportunities in any sector, except that we will not, under our amended and restated memorandum and articles of association, be permitted to effectuate our initial business combination solely with another blank check company or similar company with nominal operations. Because we have not yet selected or approached any specific target business with respect to an initial business combination, there is no basis to evaluate the possible merits or risks of any particular target business’s operations, results of operations, cash flows, liquidity, financial condition or prospects. To the extent we complete our initial business combination, we may be affected by numerous risks inherent in the business operations with which we combine. For example, if we combine with a financially unstable business or an entity lacking an established record of sales or earnings, we may be affected by the risks inherent in the business and operations of a financially unstable or a development stage entity. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely affect a target business. We also cannot assure you that an investment in our units will ultimately prove to be more favorable to investors than a direct investment, if such opportunity were available, in an initial business combination target. Accordingly, any holders who choose to retain their securities following an initial business combination could suffer a reduction in the value of their securities.
The loss of an initial business combination target’s key personnel could adversely affect the operations and profitability of our post-combination business.
The role of prospective target business’s key personnel upon the completion of our initial business combination cannot be ascertained at this time. Although we contemplate that certain members of prospective target business’s management team will remain associated with the target company following our initial business combination, it is possible that members of the management of the target company will not wish to remain in place. The loss of key personnel could adversely affect the operations and profitability of our post-combination business.

We may seek acquisition opportunities in industries or sectors which may or may not be outside of our directors and executive officers’ area of expertise.
We may consider an initial business combination outside of our directors and executive officers’ area of expertise if a business combination candidate is presented to us and we determine that such candidate offers an attractive acquisition opportunity for our company. In the event we elect to pursue an acquisition outside of the areas of our directors and executive officers’ expertise, our directors and executive officers’ expertise may not be directly applicable to its evaluation or operation, and the information contained in this prospectus regarding the areas of our directors and executive officers’ expertise would not be relevant to an understanding of the business that we elect to acquire. Although our directors and executive officers will endeavor to evaluate the risks inherent in any particular business combination candidate, we cannot assure you that we will adequately ascertain or assess all of the significant risk factors. Accordingly, any shareholder who choose to remain shareholders following an initial business combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.
Although we have identified general criteria and guidelines that we believe are important in evaluating prospective target businesses, we may enter into our initial business combination with a target that does not meet such criteria and guidelines. As a result, the target business with which we enter into our initial business combination may not have attributes entirely consistent with our general criteria and guidelines.
Although we have identified general criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which we enter into our initial business combination will not have all of these positive attributes. If we complete an initial business combination with a target that does not meet some or all of these guidelines, such combination may not be as successful as a combination with a business that does meet all of our general criteria and guidelines. In addition, if we announce a prospective initial business combination with a target that does not meet our general criteria and guidelines, a greater number of shareholders may exercise their redemption rights. Were that to happen, it might make it difficult for us to meet any closing condition with a target business that requires us to have a certain amount of cash. In addition, if shareholder approval of the transaction is required by applicable law or stock exchange listing requirements, or we decide to obtain shareholder approval for business or other legal reasons, it may be more difficult for us to attain shareholder approval of our initial business combination if the target business does not meet our general criteria and guidelines. If we have not completed our initial business combination within 24 months from the closing of this offering within the Extended Period, or by such earlier date as our board of directors may approve, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants may expire worthless.
We are not required to obtain an opinion from an independent entity that commonly renders valuation opinions. Consequently, you may have no assurance from an independent source that the price we are paying for the business is fair to our shareholders from a financial point of view.
Unless we complete our initial business combination with an affiliated entity, we are not required to obtain an opinion from an independent entity that commonly renders valuation opinions that the price we are paying is fair to our shareholders from a financial point of view. If no opinion is obtained, our shareholders will be relying on the judgment of our board of directors, who will determine fair market value based on standards generally accepted by the financial community. Such standards used will be disclosed in our proxy solicitation or tender offer materials, as applicable, related to our initial business combination.
We may issue additional Class A ordinary shares or preference shares to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. We may also issue Class A ordinary shares upon the conversion of the founder shares at a ratio greater than one-to-one at the time of our initial business combination or earlier at the option of the holders thereof as a result of the anti-dilution provisions contained in our amended and restated memorandum and articles of association. Any such issuances would dilute the interest of our shareholders and likely present other risks.
Our amended and restated memorandum and articles of association will authorize the issuance of up to 9,000,000,000 Class A ordinary shares, par value $0.0001 per share, 900,000,000 Class B ordinary shares, par value $0.0001 per share, and 99,990,000 preference shares, par value $0.0001 per share. Immediately after this offering, there will be 8,990,000,000 and 897,500,000 authorized but unissued Class A ordinary shares and Class B ordinary shares, respectively, available for issuance (assuming no exercise of the over-allotment option). The Class B ordinary shares will automatically convert into Class A ordinary shares upon the completion of our initial business combination or earlier at the option of the holders of Class B ordinary shares, as will be described in our amended and restated memorandum and articles of association. The converted Class A ordinary shares delivered to our sponsor upon conversion will not have any redemption rights or be entitled to liquidating distributions from the trust account if we fail to complete an initial business combination. Immediately after this offering, there will be no preference shares issued and outstanding. These amounts exclude any shares reserved for issuance upon exercise of warrants or shares issuable upon conversion of the Class B ordinary shares, if any, or private placement warrants that may be issued upon conversion of the working capital loans.
We may issue a substantial number of additional Class A ordinary shares or preference shares to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. Among other things, our amended and restated memorandum and articles of association will provide, that prior to, or in connection with, our initial business combination, we may not issue additional shares that would entitle the holders of such shares to: (i) receive funds from the trust account; or (ii) vote on any initial business combination. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote. The issuance of additional ordinary or preference shares:
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may significantly dilute the equity interest of investors in this offering;

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may subordinate the rights of holders of Class A ordinary shares if preference shares are issued with rights senior to those afforded our Class A ordinary shares;

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could cause a change in control if a substantial number of Class A ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

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may adversely affect prevailing market prices for our units, Class A ordinary shares or warrants; and

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may not result in adjustment to the exercise price of our warrants.

Our sponsor will receive additional Class A ordinary shares if we issue shares to complete an initial business combination.
The founder shares will automatically convert into Class A ordinary shares upon the completion of our initial business combination or earlier at the option of the holders of those founder share. That conversion will be at a ratio such that the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of this offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the company in connection with or in relation to the completion of the initial business combination. The foregoing ratio will exclude any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued to our sponsor or any of its affiliates upon conversion of working capital loans. In addition, the founder shares converted into Class A ordinary shares as described in this paragraph will not have any redemption rights or be entitled to liquidating distributions from the trust account if we fail to complete an initial business combination. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.
We may issue our shares to investors in connection with our initial business combination at a price which is less than the prevailing market price of our shares at that time.
In connection with our initial business combination, we may issue shares to investors in private placement transactions (so-called PIPE transactions) at a price of $10.00 per share or which approximates the per-share amounts in our trust account at such time. The purpose of such issuances will be to enable us to provide sufficient liquidity and capital to the post-business combination entity. The price of the shares we issue may therefore be less, and potentially significantly less, than the market price for our shares at such time. Any such issuances of equity securities could dilute the interests of our existing shareholders.
Resources could be wasted in researching acquisitions that are not completed, which could materially and adversely affect subsequent attempts to identify and acquire or merge with another business.
We anticipate that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If we decide not to complete a specific initial business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if we reach an agreement relating to a specific target business, we may fail to complete our initial business combination for any number of reasons including those beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially and adversely affect subsequent attempts to identify and acquire or merge with another business.
Recent fluctuations in inflation and any interest rate volatility in the United States and elsewhere could make it more difficult for us to complete an initial business combination.
The U.S. inflation rate has fluctuated in recent periods and remains well above the historic levels over the past several decades. Such fluctuations in inflation and any interest rate volatility in the United States and elsewhere may lead to, among other things, (i) increased price volatility for publicly traded securities, including ours, (ii) increased borrowing costs and higher risk-free rates, (iii) other national, regional and international economic disruptions, and (iv) uncertainty regarding the valuation of target businesses, any of which could make it more difficult for us to complete an initial business combination.
Our search for an initial business combination, and any target business with which we ultimately complete an initial business combination, may be materially adversely affected by difficult market and geopolitical conditions.
Our search for an initial business combination, and any target business with which we ultimately complete an initial business combination are materially affected by conditions in the global financial markets and economic and political conditions throughout the world that are outside our control. Global financial markets have experienced heightened volatility in recent periods. There can be no assurance that these market conditions will not occur or worsen in the future, including as a result of economic and political events in or affecting the world’s major economies, such as the ongoing war between Russia and Ukraine, the war in Iran, continued conflicts and political unrest in the Middle East and South America. Sanctions imposed by the U.S. and other countries, including on Iran and in connection with hostilities between Russia and Ukraine and tensions between China and Taiwan have caused additional financial market volatility and affected the global economy. Concerns over future increases in inflation, economic recession, as well as interest rate volatility and fluctuations in oil and gas prices resulting from global production and demand levels, as well as geopolitical tension, have exacerbated market volatility. Market volatility has been further exacerbated by social unrest, changes regarding immigration and work permit policies and other political security concerns in both the U.S. and across various internal regions. Because of interrelationships within the global financial markets, if these issues do not abate, worsen or spread, our business may be adversely affected both within and outside of the directly related regions. Changes in trade policies, including the imposition of new tariffs or increases in existing tariffs between the U.S., Mexico, Canada, China or other countries, or reactionary measures in response thereto, including retaliatory tariffs, legal challenges or currency manipulation, could adversely affect the market conditions in which we operate. Such volatility and uncertainty arising from economic and geopolitical events could adversely affect the global economy and financial markets and could adversely affect our ability to search for an initial business combination or finance such business combination. In addition, the business, financial condition and results of operations of any target business with which we ultimately complete an initial business combination may be materially adversely affected.
Numerous structural dynamics and persistent market trends have exacerbated volatility and market uncertainty. Concerns over significant volatility in the commodities markets, sluggish economic expansion in foreign economies, including continued concerns over growth prospects in China and emerging markets, growing debt loads for certain countries, uncertainty about the consequences of the U.S. and other governments withdrawing monetary stimulus measures, government agency closures, prolonged government shutdowns and speculation about a possible recession all highlight the fact that economic conditions remain unpredictable and volatile. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns or a recession in the U.S. In recent periods, geopolitical tensions, including between the U.S. and China, have escalated. Any of the foregoing could have a significant effect on our search for an initial business combination and on the target with which we ultimately complete an initial business combination.
Ares may choose not to refer certain opportunities to us due to reputational interests, financial interests, confidentiality concerns, legal, regulatory, tax and any other interests or considerations relevant to Ares, its clients and their respective portfolio companies.
Ares, together with its affiliates, engages in a broad range of business activities and invests in a broad range of businesses and assets. Ares takes into account interests of its affiliates, funds and each of their respective portfolio companies (including reputational interests, financial interests, confidentiality concerns, legal, regulatory, tax and any other interests or considerations that arise from time to time) when determining whether to pursue (or how to structure) a potential transaction or investment opportunity. As a result, it is possible that Ares may choose not to refer a business opportunity to us or our officers or directors who are affiliated with Ares may choose not to pursue an opportunity notwithstanding that such opportunity would be attractive to us due to the reputational, financial, confidentiality, legal, regulatory, tax and/or other interests or considerations of Ares and its affiliates.
We may engage in an initial business combination with one or more target businesses that have relationships with Ares or entities that are affiliated with Ares, our sponsor, executive officers, directors or existing holders, which may raise potential conflicts of interest.
In light of the involvement of our sponsor, executive officers and directors with other entities, we may decide to acquire one or more businesses affiliated with Ares, our sponsor, executive officers or directors. Our directors also serve as officers and board members for other entities, including those described under “Management—Conflicts of Interest.” Our sponsor, directors and executive officers, Ares, or its affiliates may sponsor, form or participate in other blank check companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. In addition, funds managed by Ares may have provided debt to companies we pursue and such debt may or may not be paid off in connection with a potential business combination. This can include debt that has been purchased below par but may be required to be repaid at par in connection with such business combination. Although we do not believe that any such potential conflicts would materially affect our ability to complete our initial business combination, any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination and may compete with us for business combination opportunities. Our sponsor, executive officers and directors are not currently aware of any specific opportunities for us to complete our initial business combination with any entities with which they are affiliated, and there have been no substantive discussions concerning a business combination with any such entity or entities. Although we will not specifically focus on, or target, a transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for a business combination as set forth in “Proposed Business—Effecting Our Initial Business Combination—Evaluation of a Target Business and Structuring of Our Initial Business Combination” and such transaction was approved by a majority of our independent and disinterested directors. Despite our agreement to obtain an opinion from an independent entity that commonly renders valuation opinions regarding the fairness to us from a financial point of view of an initial business combination with one or more domestic or international businesses affiliated with Ares, our sponsor, executive officers or directors, potential conflicts of interest still may exist and, as a result, the terms of such business combination may not be as advantageous to our public shareholders as they would be absent any conflicts of interest.

Our sponsor, executive officers and directors who directly or indirectly own ordinary shares or warrants, may lose their entire investment in us if our initial business combination is not completed (other than with respect to public shares they may acquire during or after this offering), and conflicts of interest may arise in determining whether a particular business combination target is appropriate for our initial business combination.
On March 31, 2026, our sponsor paid $25,000 to cover certain of our offering costs in consideration of 2,875,000 Class B ordinary shares, par value $0.0001. Prior to the initial investment in the company of $25,000 by the sponsor, the Company had no assets, tangible or intangible. Up to 375,000 founder shares are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised. The founder shares may be worthless if we do not complete an initial business combination. In addition, our sponsor has agreed to purchase an aggregate of 3,533,333 private placement warrants (or 3,733,333 private placement warrants in a Full Over-Allotment), each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.50 per warrant ($5,300,000 in the aggregate or $5,600,000 in a Full Over-Allotment), in a private placement that will close simultaneously with the closing of this offering. If we do not complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, the private placement warrants may expire worthless. The personal and financial interests of our executive officers and directors who directly or indirectly own ordinary shares or warrants may influence them in identifying and selecting a target business combination, completing an initial business combination and operating the business following the initial business combination. This risk may become more acute as the 24-month (or 30-month) anniversary of the closing of this offering nears, which is the deadline for our completion of an initial business combination.
To complete an initial business combination, we may issue notes or other debt securities or otherwise incur substantial debt, which may adversely affect our leverage and financial condition and negatively affect the value of our shares.
Although we have no commitments as of the date of this prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following this offering, we may choose to incur substantial debt to complete our initial business combination. The incurrence of debt could have a variety of negative effects, including:
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default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

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acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

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our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

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our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

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our inability to pay dividends on our Class A ordinary shares;

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using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our Class A ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

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limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

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increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation or prevailing interest rates; and

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limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We may only be able to complete one business combination with the proceeds of this offering and the sale of the private placement warrants, which will cause us to be dependent on a single business that may have a limited number of products or services. This lack of diversification may negatively affect our operations and profitability.
The net proceeds from this offering and the private placement of warrants will provide us with up to $96,500,000 (or $110,975,000 in a Full Over-Allotment) that we may use to complete our initial business combination (after taking into account the $3,500,000, or $4,025,000 in a Full Over-Allotment, of deferred underwriting commissions being held in the trust account and the estimated expenses of this offering and working capital expenses).
We may effectuate our initial business combination with a single target business or multiple target businesses simultaneously or within a short period of time. However, we may not be able to effectuate our initial business combination with more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. The lack of diversification that may result from completing our initial business combination with a single entity may subject us to numerous economic, competitive, geographic and regulatory factors. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities that may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success may:
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solely depend on the performance of a single business, property or asset; or

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depend on the development or market acceptance of a single or limited number of products, processes or services.

Any of the foregoing risks could have a substantial adverse effect upon the particular industry in which we may operate following our initial business combination.
We may attempt to simultaneously complete business combinations with multiple prospective targets, which may hinder our ability to complete our initial business combination and give rise to increased costs and risks that could negatively affect our operations and profitability.
If we determine to simultaneously acquire several businesses that are owned by different sellers, we will need each seller to agree that our purchase of its business is contingent on the simultaneous closings of the other business or at all. combinations, which may make it more difficult for us to complete our initial business combination timely or at all. With multiple business combinations, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. If we are unable to adequately address these risks, it could negatively affect our profitability and results of operations.
We may attempt to complete our initial business combination with a private company about which little information is available, which may result in an initial business combination with a company that is not as profitable or attractive as the limited information available to us may have indicated.
In pursuing our acquisition strategy, we may seek to effectuate our initial business combination with a privately held company. By definition, very little public information generally exists about private companies, and we could be required to make our decision on whether to pursue a potential initial business combination on the basis of limited information, which may result in an initial business combination with a company that is not as profitable or attractive as the limited information available to us may have indicated.
Our shareholders may collectively own a minority of the post-business combination company and accordingly, our directors and executive officers may not be able to maintain control of a target business after our initial business combination.
We may structure our initial business combination so that the post-business combination company in which our public shareholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-business combination company owns or acquires less than 100% of such interests or assets of the target business to meet certain objectives of the prior owners of the target business, the target management team or shareholders or for other reasons. We will only complete such business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-business combination company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to our initial business combination may collectively own a minority interest in the post business combination company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock, shares or other equity interests of a target. In this case, we would acquire a 100% interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business transaction could own less than a majority of our outstanding shares subsequent to our initial business combination. In addition, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the company’s shares than we initially acquired. Accordingly, our directors and executive officers may be unable to maintain control of the acquired business.
We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete our initial business combination with which a substantial majority of our shareholders do not agree.
Our amended and restated memorandum and articles of association will not provide a specified maximum redemption threshold. As a result, we may be able to complete our initial business combination even though a substantial majority of our public shareholders do not agree with the transaction and have required us to redeem their shares. Similarly, we may be able to complete an initial business combination if we seek shareholder approval of our initial business combination and do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules and have entered into privately negotiated agreements to sell their shares to our sponsor, officers, directors, advisors or any of their affiliates. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the business combination or redeem any shares, all Class A ordinary shares submitted for redemption will be returned to the holders of such shares.
To effectuate an initial business combination, blank check companies have amended various provisions of their charters and other governing instruments, including their warrant agreements. We may, from time to time, seek to amend our amended and restated memorandum and articles of association or governing instruments in a manner that will make it easier for us to complete our initial business combination that some of our shareholders may not support.
To effectuate a business combination, blank check companies have, in the recent past, amended various provisions of their charters and governing instruments, including their warrant agreements. For example, blank check companies have amended the definition of business combination, increased redemption thresholds, extended the time to complete an initial business combination and, with respect to their warrants, amended their warrant agreements to require the warrants to be exchanged for cash or other securities. Amending our amended and restated memorandum and articles of association will require at least a special resolution of our shareholders as a matter of Cayman Islands law, meaning the approval of holders of at least two-thirds of our ordinary shares who attend and vote at a general meeting of the company. Amending our warrant agreement will also require a vote of holders of at least 50% of the public warrants. Solely with respect to any amendment to: (i) the terms of the private placement warrants; (ii) the terms of the warrants that may be issued upon conversion of working capital loan; (iii) the terms of the warrants issued following the completion of this offering, if any; or (iv) the terms of any provision of the warrant agreement with respect to the private placement warrants, warrants that may be issued upon conversion of working capital loan or warrants issued following the completion of this offering, if any, any such amendment will require a vote of holder of at least 50% of the number of the then-outstanding private placement warrants, warrants that may be issued upon conversion of working capital loan or warrants issued following the completion of this offering, if any. In addition, our amended and restated memorandum and articles of association will provide our public shareholders with the opportunity to have their public shares redeemed for cash if we propose an amendment to our amended and restated memorandum and articles of association: (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve; or (B) with respect to any other material provision relating to the rights or pre-initial business combination activity of holders of our Class A ordinary shares. To the extent any of such amendments would be deemed to fundamentally change the nature of any of the securities offered through this registration statement, we would register, or seek an exemption from registration for, the affected securities. We may, from time to time, seek to amend our amended and restated memorandum and articles of association or governing instruments or extend the time to complete an initial business combination to effectuate our initial business combination.
The provisions of our amended and restated memorandum and articles of association that relate to the rights of holders of our Class A ordinary shares may be amended with the approval of a special resolution which requires the approval of the holders of at least two-thirds of our ordinary shares who attend and vote at a general meeting of the company. The support of such proposed amendments by our sponsor, directors and officers who hold ordinary shares may make it easier for us to amend our amended and restated memorandum and articles of association to facilitate the completion of an initial business combination that some of our shareholders may not support.
Our amended and restated memorandum and articles of association will provide that any of its provisions related to the rights of holders of our Class A ordinary shares may be amended if approved by special resolution. To approve any such resolution, Cayman Islands law requires approval by holders of at least two-thirds of our ordinary shares who attend and vote at a general meeting of the company. Without limiting the generality of the foregoing, that right of amendment includes the requirement to deposit proceeds of this offering and the private placement of warrants into the trust account and not release such amounts except in specified circumstances, and to provide redemption rights to public shareholders. Corresponding provisions of the trust agreement governing the release of funds from our trust account may be amended if approved by holders of at least 50% of our ordinary shares. Our sponsor and its permitted transferees, if any, who will collectively beneficially own, on an as-converted basis, 20% of our ordinary shares upon the closing of this offering (assuming they do not purchase any units in this offering), will participate in any vote to amend our amended and restated memorandum and articles of association or trust agreement and will have the discretion to vote in any manner they choose. As a result, we may be able to amend the provisions of our amended and restated memorandum and articles of association which govern our pre-business combination behavior more easily than some other blank check companies, and this may increase our ability to complete an initial business combination with which you do not agree.
Pursuant to agreements with us, our sponsor, executive officers, directors and director nominees have committed that they will not propose any amendment to our amended and restated memorandum and articles of association: (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve; or (B) with respect to any other material provision relating to the rights or pre-initial business combination activity of holders of our Class A ordinary shares, unless we provide our public shareholders with the opportunity to have their Class A ordinary shares redeemed upon approval of any such amendment. Under those agreements, any redemption would be at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of the then-outstanding public shares. Our shareholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against our sponsor, executive officers or directors for any breach of these agreements. As a result, in the event of a breach, our shareholders would need to pursue a shareholder derivative action, subject to applicable law.
We may be unable to obtain additional financing to complete our initial business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular business combination. If we have not completed our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, our public shareholders may only receive their pro rata portion of the funds in the trust account that are available for distribution to public shareholders, and our warrants may expire worthless.
Although we believe that the net proceeds of this offering and the sale of the private placement warrants will be sufficient to allow us to complete our initial business combination, because we have not yet selected any prospective target business we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of this offering and the sale of the private placement warrants prove to be insufficient, either because of the size of our initial business combination, the depletion of the available net proceeds in search of a target business, the obligation to redeem for cash a significant number of shares from shareholders who elect redemption in connection with our initial business combination or the terms of negotiated transactions to purchase shares in connection with our initial business combination, we may be required to seek additional financing or to abandon the proposed business combination. We cannot assure you that such financing will be available on acceptable terms, if at all. The current economic environment may make it difficult for companies to obtain acquisition financing. To the extent that additional financing proves to be unavailable when needed to complete our initial business combination, we would be compelled to either restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. If we have not completed our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, our public shareholders may only receive their pro rata portion of the funds in the trust account equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), and our warrants may expire worthless. In addition, even if we do not need additional financing to complete our initial business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after our initial business combination.
Because we must furnish our shareholders with target business financial statements, we may lose the ability to complete an otherwise advantageous initial business combination with some prospective target businesses.
The federal proxy rules require with respect to a vote on a business combination meeting certain financial significance tests, that the proxy statement for the proposed business combination include historical or pro forma financial statement disclosure in periodic reports. We will include the same financial statement disclosure in connection with our tender offer documents, whether or not they are required under the tender offer rules. These financial statements may be required to be prepared in accordance with, or be reconciled to, generally accepted accounting principles (“GAAP”) in the United States of America, or international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board, depending on the circumstances and the historical financial statements may be required to be audited in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States. These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame.
Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate a business combination, require substantial financial and management resources, and increase the time and costs of completing an acquisition.
Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls beginning with our Annual Report on Form 10-K for the year ending December 31, 2027. In the event we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because a target business with which we seek to complete our initial business combination may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal control of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.
We may not be able to complete an initial business combination since such initial business combination may be subject to regulatory review and approval requirement, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.
Our initial business combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. In the case that CFIUS determines an investment to be a threat to national security, CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on—among other factors—the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations that became effective on February 13, 2020 further includes certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business, in addition to investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.”
Our sponsor will own 20.0% of our issued and outstanding ordinary shares following this offering. Our sponsor is exclusively “controlled” for CFIUS purposes by Mr. Ogilvie, who is a US citizen, and thus we do not believe that our sponsor is a “foreign person” as defined in the CFIUS regulations. While one of the officers of our sponsor is a UK citizen, we do not believe that we otherwise have any substantial ties with a foreign person, and we do not expect that a transaction by us would necessarily require or warrant CFIUS review. However, it is possible that non-U.S. persons could be involved in our initial business combination (e.g., as existing shareholders of a target company or as PIPE investors), which may increase the risk that our initial business combination becomes subject to regulatory review, including review by CFIUS. As such, an initial business combination with a U.S. business or foreign business with U.S. subsidiaries that we may wish to pursue may be subject to CFIUS review. If a particular proposed initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay our proposed initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or request the President of the United States to order us to divest all or a portion of the U.S. target business of our initial business combination that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of, delay or prevent us from pursuing certain target companies that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have any foreign ownership issues. A failure to notify CFIUS of a transaction where such notification was required or otherwise warranted based on the national security considerations presented by an investment target may expose our sponsor and/or the combined company to legal penalties, costs, and/or other adverse reputational and financial effects, thus potentially diminishing the value of the combined company. Furthermore, CFIUS is actively pursuing transactions that were not notified to it and may ask questions regarding, or impose restrictions or mitigation on, a business combination post-closing. In addition, certain federally licensed businesses may be subject to rules or regulations that limit foreign ownership.
The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to redeem the public shares. If we are unable to complete our initial business combination within the applicable time period required under our amended and restated memorandum and articles of association, including as a result of extended regulatory review of a potential initial business combination, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares for a pro rata portion of the funds held in the trust account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment. Additionally, our warrants may expire worthless.
If we pursue a target company with operations or opportunities outside of the United States for our initial business combination, we may face additional burdens in connection with investigating, agreeing to and completing such initial business combination. Should we effect such initial business combination, we would be subject to a variety of additional risks that may negatively affect our operations.
If we pursue a target a company with operations or opportunities outside of the United States for our initial business combination, we would be subject to risks associated with cross-border business combinations. Among others, those risks include those in connection with investigating, agreeing to and completing our initial business combination, conducting due diligence in a foreign jurisdiction, having such transaction approved by any local governments, regulators or agencies and changes in the purchase price based on fluctuations in foreign exchange rates.
If we effect our initial business combination with such a company, we would be subject to any special considerations or risks associated with companies operating in an international setting, including any of the following:
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costs and difficulties inherent in managing cross-border business operations;

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rules and regulations regarding currency redemption;

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complex corporate withholding taxes on individuals;

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laws governing the manner in which future business combinations may be effected;

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exchange listing or delisting requirements;

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tariffs and trade barriers;

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regulations related to customs and import/export matters;

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local or regional economic policies and market conditions;

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unexpected changes in regulatory requirements;

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challenges in managing and staffing international operations;

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longer payment cycles;

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tax issues, such as tax law changes and variations in tax laws as compared to the United States;

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currency fluctuations and exchange controls;

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rates of inflation;

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challenges in collecting accounts receivable;

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cultural and language differences;

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employment regulations;

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underdeveloped or unpredictable legal or regulatory systems;

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corruption;

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protection of intellectual property;

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social unrest, crime, strikes, riots and civil disturbances;

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regime changes and political upheaval;

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terrorist attacks and wars; and

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deterioration of political relations with the United States.

We may not be able to adequately address these additional risks. If we were unable to do so, we may be unable to complete such initial business combination, or, if we complete such initial business combination, our operations might suffer, either of which may adversely affect our business, financial condition and results of operations.
After our initial business combination, substantially all of our assets may be located in a foreign country and substantially all of our revenue will be derived from our operations in such country. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal policies, developments and conditions in the country in which we operate.
The economic, political and social conditions, as well as government policies and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and pandemics, of the country in which our operations are located could affect our business. Economic growth could be uneven, both geographically and among various sectors of the economy and such growth may not be sustained in the future. If in the future such country’s economy experiences a downturn or grows at a slower rate than expected, there may be less demand for spending in certain industries. A decrease in demand for spending in certain industries could materially and adversely affect our ability to find an attractive target business with which to complete our initial business combination and if we effect our initial business combination, the ability of that target business to become profitable.
If our initial business combination involves a company organized under the laws of a state of the United States, it is possible a 1% U.S. federal excise tax will be imposed on us in connection with redemptions of our ordinary shares after or in connection with such initial business combination.
The Inflation Reduction Act of 2022 imposes a 1% excise tax on the fair market value of certain repurchases (including certain redemptions) of stock by publicly traded domestic (i.e., United States) corporations (and certain non-U.S. corporations treated as “surrogate foreign corporations”). The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased by a corporation during a taxable year, net of the aggregate fair market value of certain new stock issuances by the repurchasing corporation during the same taxable year. In addition, certain exceptions apply to the stock buyback tax. The U.S. Department of the Treasury has authority to issue regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. On April 9, 2024, the Treasury issued proposed Treasury regulations that provide proposed operating rules for the stock buyback tax, including rules governing the computation of the stock buyback tax, on which taxpayers may rely until the proposed Treasury regulations are finalized. Additionally, on June 28, 2024 and November 21, 2025, the Treasury issued final Treasury regulations on the stock buyback tax which generally adopt (but in some respects expand or modify) the rules and guidance set forth in earlier notices. Although the notices and Treasury regulations clarify certain aspects of the stock buyback tax, the interpretation and operation of other aspects of the stock buyback tax remain unclear.
As an entity incorporated as a Cayman Islands exempted company, the 1% excise tax is not expected to apply to redemptions of our Class A ordinary shares (absent any regulations and other additional guidance that may be issued in the future with retroactive effect).
However, in connection with an initial business combination involving a company organized under the laws of the United States, it is possible that we domesticate and continue as a Delaware corporation prior to certain redemptions and, because our securities are trading on the         , it is possible that we will be subject to the excise tax with respect to any subsequent redemptions, including redemptions in connection with the initial business combination, that are treated as repurchases for this purpose. In all cases, the extent of the excise tax that may be incurred will depend on a number of factors, including the (i) the structure of the initial business combination, including the extent to which the initial business combination involves a U.S. corporation and the extent to which we issue shares in the initial business combination or otherwise during the same taxable year that are eligible to offset any redemptions or other repurchases, (ii) the fair market value of our stock redeemed and (iii) the extent such redemptions could be treated as dividends and not repurchases, and the content of any regulations and other additional guidance from the U.S. Department of the Treasury that may be issued and applicable to the redemptions. Issuances of stock by a repurchasing corporation in a year in which such corporation repurchases stock may reduce the amount of excise tax imposed with respect to such repurchase. The excise tax is imposed on the repurchasing corporation itself, not the shareholders from which shares are repurchased. The imposition of the excise tax as a result of redemptions could, however, reduce the amount of cash available to pay redemptions or reduce the cash contribution to the target business in connection with our initial business combination, which could result in our inability to meet conditions in the agreement relating to our initial business combination related to a minimum cash requirement, if any, or otherwise cause the shareholders of the combined company (including any of our shareholders who do not exercise their redemption rights in connection with the initial business combination) to economically bear the impact of such excise tax. Consequently, the stock buyback tax may make a transaction with us less appealing to potential business combination targets. Finally, subject to certain exceptions, the stock buyback tax should not apply in the event of our complete liquidation.
In recent years, challenging market conditions have caused an increasing number of special purpose acquisition companies to be unable to complete an initial business combination.
In recent years, an increasing number of special purpose acquisition companies have liquidated due to an inability to complete an initial business combination due to competition for available targets with attractive fundamentals or business models as well as challenging market conditions. Further, challenges in the market for so-called PIPE transactions may limit our ability to secure additional financing in an initial business combination, which may in turn result in our inability to complete an initial business combination on terms favorable to our investors altogether. In addition, the redemption rate among existing special purpose acquisition company shareholders has risen sharply in recent years. High rates of redemption may challenge our ability to complete an initial business combination because it may require us to seek more additional financing to complete an initial business combination.
Exchange rate fluctuations and currency policies may cause a target business’ ability to succeed in the international markets to be diminished.
In the event we acquire a non-U.S. target, all revenues and income would likely be received in a foreign currency, and the dollar equivalent of our net assets and distributions, if any, could be adversely affected by reductions in the value of the local currency. The value of the currencies in our target regions fluctuate and are affected by, among other things, changes in political and economic conditions. Any change in the relative value of such currency against our reporting currency may affect the attractiveness of any target business or, following completion of our initial business combination, our financial condition and results of operations. Additionally, if a currency appreciates in value against the dollar prior to the completion of our initial business combination, the cost of a target business as measured in dollars will increase, which may make it less likely that we are able to complete such transaction.
We may engage one or more of our underwriters or one of their respective affiliates to provide additional services to us after this offering, which may include acting as financial advisor in connection with an initial business combination or as placement agent in connection with a related financing transaction. Our underwriters are entitled to receive deferred commissions that will released from the trust only upon a completion of an initial business combination. These financial incentives may cause them to have potential conflicts of interest in rendering any such additional services to us after this offering, including, for example, in connection with the sourcing and completion of an initial business combination.
We may engage one or more of our underwriters or one of their respective affiliates to provide additional services to us after this offering. Such additional services could include, for example, identifying potential targets, providing financial advisory services, acting as a placement agent in a private offering or arranging debt financing. We may pay such underwriter or its affiliate fair and reasonable fees or other compensation that would be determined at that time in an arm’s length negotiation. No agreement will be entered into with any of the underwriters or their respective affiliates and no fees or other compensation for such services will be paid to any of the underwriters or their respective affiliates prior to the date that is 60 days from the date of this prospectus, unless FINRA determines that such payment would not be deemed underwriters’ compensation in connection with this offering. The underwriters are also entitled to receive deferred commissions that are conditioned on the completion of an initial business combination. The underwriters’ or their respective affiliates’

financial interests tied to the completion of an initial business combination transaction may give rise to potential conflicts of interest in providing any such additional services to us, including potential conflicts of interest in connection with the sourcing and completion of an initial business combination.
Changes in the market for directors and officers liability insurance could make it more difficult and more expensive for us to negotiate and complete an initial business combination.
The market for directors and officers liability insurance for special purpose acquisition companies has changed in ways adverse to us and our management team. Fewer insurance companies are offering quotes for directors and officers liability coverage, the premiums charged for such policies have generally increased and the terms of such policies have generally become less favorable. These trends may continue into the future.
The increased cost and decreased availability of directors and officers liability insurance could make it more difficult and more expensive for us to negotiate an initial business combination. In order to obtain directors and officers liability insurance or modify its coverage as a result of becoming a public company, the post-business combination entity might need to incur greater expense, accept less favorable terms or both. However, any failure to obtain adequate directors and officers liability insurance could have an adverse effect on the post-business combination’s ability to attract and retain qualified officers and directors.
In addition, even after we were to complete an initial business combination, our directors and officers could still be subject to potential liability from claims arising from conduct alleged to have occurred prior to the initial business combination. As a result, in order to protect our directors and officers, the post-business combination entity may need to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for the post-business combination entity, and could interfere with or frustrate our ability to complete an initial business combination on terms favorable to our investors.
Risks Relating to Our Management Team
We are dependent upon our executive officers and their loss could adversely affect our ability to operate.
Our operations are dependent upon a relatively small group of individuals and, in particular, our executive officers. We believe that our success depends on the continued service of our officers, who are employed by an affiliate of our sponsor, at least until we have completed our initial business combination. In addition, our executive officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating their time among various business activities, including identifying potential business combinations and monitoring the related due diligence. Moreover, our officers and directors are and in the future will be required to commit time and attention to Ares and current and future Ares funds, To the extent any conflict of interest arises between, on the one hand, us and, on the other hand, any of such entities (including arising as a result of certain of officers and directors being required to offer acquisition opportunities to such entities), Ares and its affiliated funds will resolve such conflicts of interest in their sole discretion in accordance with their then existing fiduciary, contractual and other duties. Consequently, there can be no assurance that such conflict of interest will be resolved in our favor. We do not have an employment agreement with, or key-man insurance on the life of, any of our executive officers.
In addition, if any of our executive officers ceased to be employed by an affiliate of our sponsor, such individual may also no longer serve as one of our executive officers. The unexpected loss of the services of one or more of our directors or executive officers could have a detrimental effect on us.
Our ability to effectuate our initial business combination and to successfully operate thereafter will depend on our key personnel. The loss of, or inability to attract, key personnel could negatively affect the operations and profitability of our post-combination business.
Our ability to effectuate our initial business combination depends on the diligence, skill, judgment, business contacts and personal reputations of our key personnel. Our future success will depend upon our ability to retain our current key personnel and to recruit additional qualified personnel. If any of our key personnel join competitors or from competing companies, we may be unable to complete our initial business combination. We do not carry any “key person” insurance that would provide us with proceeds in the event of the death or disability of any of our key personnel.
We anticipate that it will be necessary for us to add key personnel to complete our initial business combination or operate our post-combination business. However, the market for qualified professionals is extremely competitive and we may not succeed in recruiting additional personnel or we may fail to effectively replace current personnel who depart with qualified or effective successors.
Our failure to appropriately address conflicts of interest could adversely affect our business and reputation.
Following the completion of this offering and until we complete our initial business combination, we will seek to identify and combine with one or more businesses. Certain of our officers and directors have, and any of them in the future may have, additional fiduciary, contractual or other obligations or duties to other entities pursuant to which they are or will be required to present a business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. For example, certain of our officers and directors are also officers, managers or directors of Ares and certain of its affiliated funds and investment vehicles, and certain of their current or former portfolio companies. Some of these entities have limited partners or public equity holders to whom these individuals owe fiduciary duties. Accordingly, conflicts of interest may arise in determining the allocation of specific investment opportunities among Ares, its funds and investment vehicles, and us and the allocation of fees and costs among these entities. These conflicts may not be resolved in our favor and a potential target business may be presented to another entity prior to its presentation to us, subject to their fiduciary duties under Cayman Islands law.
In addition, our directors and officers or Ares or its affiliates have in the past and may in the future become affiliated with other blank check companies that may have acquisition objectives that are similar to ours. Accordingly, conflicts of interest may arise in determining the allocation of specific investment opportunities to any such companies and us and the allocation of fees and costs among these entities. These conflicts may not be resolved in our favor and a potential target business may be presented to such other blank check companies prior to its presentation to us, subject to our officers’ and directors’ fiduciary duties under Cayman Islands law. To the fullest extent permitted by applicable law, our amended and restated memorandum and articles of association provide: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity (including with respect to any business transaction that may involve another Ares entity) for any director or officer, on the one hand, and us, on the other. Any such blank check company may present additional conflicts of interest in pursuing an acquisition target, particularly if there is overlap among investment mandates and the board and management teams.
Though we believe we and Ares have appropriate means and oversight to resolve the foregoing conflicts, our judgment on any particular decision could be challenged. If we fail to appropriately address any such conflicts, it could negatively affect our reputation and ability to raise additional funds and the willingness of counterparties to do business with us or result in potential litigation against us.
For additional information about our executive officers’ and directors’ business affiliations and the potential conflicts of interest that you should be aware of, please see “Management—Officers, Directors and Director Nominees,” “Management—Conflicts of Interest” and “Certain Relationships and Related Party Transactions.”
Our executive officers and directors will allocate their time to other businesses, which could have a negative effect on our ability to complete our initial business combination.
Our executive officers and directors are not required to, and will not, commit their full professional time to our affairs, which may result in conflicts of interest in allocating their time between our operations and identifying a potential acquisition target and their other professional responsibilities. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he or she may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs. Our officers, directors and independent director nominees may also serve as officers or board members for other entities. If our executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to our affairs which may have a negative effect on our ability to complete our initial business combination. For a complete discussion of our executive officers’ and directors’ other business affairs, please see “Management—Officers, Directors and Director Nominees.”
Certain of our officers and directors have or will have direct and indirect economic interests in us and/or our sponsor after the completion of this offering. Such interests may potentially conflict with those of our public shareholders as we evaluate and decide whether to recommend a potential business combination to our public shareholders.
Certain of our officers and directors may own membership interests in our sponsor and indirect interests in our Class B ordinary shares and private placement warrants which may result in interests that differ from the economic interests of the investors in this offering, which includes making a determination of whether a particular target business is an appropriate business with which to effectuate our initial business combination. There may be a potential conflict of interest between our officers and directors that hold membership interests in our sponsor and our public shareholders that may not be resolved in favor of our public shareholders. See “Management—Conflicts of Interest.”
Our executive officers, directors, security holders and their respective affiliates may have competitive pecuniary interests that conflict with our interests.
We have not adopted a policy that expressly prohibits our directors, executive officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Although it is not our intention, we may enter into an initial business combination with a target business that is affiliated with our sponsor, or one or more of our directors or executive officers or in which they have a direct or indirect pecuniary or financial interest. We do not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours.
The personal and financial interests of our directors and officers may influence them in timely identifying and selecting a target business and completing an initial business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest. This could give rise to claim by us or our shareholders for a breach of their fiduciary duties to us as a matter of Cayman Islands law. See the section titled “Description of Securities—Certain Differences in Corporate Law—Shareholders’ Suits” for further information on the ability to bring such claims. However, we may not ultimately be successful in any claim we may make against them.
Compliance with United States securities laws may require additional time and resources.
Following our initial business combination, our directors and executive officers may resign from their positions as officers or directors of the company and the management of the target business at the time of the initial business combination may remain in place. Management of the target business may not be familiar with United States securities laws, compliance with which may place a strain on our systems and resources. If our directors and executive officers are not able to develop the necessary expertise, procedures and processes, we may be unable to report our financial information on a timely or accurate basis, which could subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements could also suffer if our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could have a material adverse effect on us and lead to a decline in the price of our securities.
Members of our management team and board of directors have significant experience as founders, board members, officers or executives of other companies. As a result, certain of those persons have been, may be, or may become, involved in proceedings, investigations and litigation relating to the business affairs of the companies with which they were, are, or may in the future be, affiliated. This may have an adverse effect on us, which may impede our ability to complete an initial business combination.
During the course of their careers, members of our management team and board of directors have had significant experience as founders, board members, officers or executives of other companies. As a result of their involvement and positions in these companies, certain persons were, are now, or may in the future become, involved in litigation, investigations or other proceedings relating to the business affairs of such companies or transactions entered into by such companies. Any such litigation, investigations or other proceedings may divert our management team’s and directors’ attention and resources away from identifying and selecting a target business or businesses for our initial business combination and may negatively affect our reputation, which may impede our ability to complete an initial business combination.
Risks Relating to Ownership of Our Securities
You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your public shares, potentially at a loss.
Our public shareholders will be entitled to receive funds from the trust account only upon the earlier of: (i) our completion of an initial business combination, and then only in connection with those Class A ordinary shares that such shareholder properly elected to redeem, subject to the limitations described in this prospectus; (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or (B) with respect to any other material provisions relating to the rights or pre-initial business combination activity of our Class A ordinary shares; and (iii) the redemption of our public shares if we have not completed an initial business within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, subject to applicable law and as further described in this prospectus. In no other circumstances will a public shareholder have any right or interest of any kind in the trust account. Accordingly, to liquidate your investment, you may be forced to sell your public shares, potentially at a loss.
The          may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
We intend to apply to have our units listed on the          on the date of this prospectus. Although after giving effect to this offering we expect to meet, on a pro forma basis, the minimum initial listing standards set forth in the          listing standards, we cannot assure you that our securities will be, or will continue to be, listed on the          in the future or prior to our initial business combination. To continue listing our securities on the          prior to our initial business combination, we must maintain certain financial, distribution and share price levels. Generally, we must maintain a minimum market capitalization (generally $        ), a minimum market capitalization attributable to publicly held shares (generally $        ) and a minimum number of holders of our securities (generally          public holders). Requests for redemption in connection with a shareholder vote on extension may adversely affect our ability to meet these requirements and may result in a suspension of trading or loss of our listing.
Additionally, our units will not be traded after completion of our initial business combination and, in connection with our initial business combination, we will be required to demonstrate compliance with the          initial

listing requirements, which are more rigorous than the         continued listing requirements, to continue to maintain the listing of our securities on the         .
For instance, for our shares to be listed upon the completion of our initial business combination, at such time our share price would generally be required to be at least $         per share, our total market capitalization would be required to be at least $         million, the aggregate market value of publicly held shares would be required to be at least $         million and we would be required to have at least          round lot shareholders. We cannot assure you that we will be able to meet those listing requirements at that time.
If the          delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:
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a limited availability of market quotations for our securities;

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reduced liquidity for our securities;

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a determination that our Class A ordinary shares are a “penny stock” which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our units will be listed on the         , our units will qualify as covered securities under the statute. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on the         , our securities would not qualify as covered securities under the statute and we would be subject to regulation in each state in which we offer our securities.
You will not be entitled to protections normally afforded to investors of blank check companies subject to Rule 419 of the Securities Act.
Since the net proceeds of this offering and the sale of the private placement warrants are intended to be used to complete an initial business combination with a target business that has not been selected, we may be deemed to be a “blank check” company under the United States securities laws. However, because we are listed on a national securities exchange meeting certain quantitative requirements set out in Rule 3a51-1(a)(2) of the Exchange Act, we are exempt from rules promulgated by the SEC to protect investors in blank check companies, such as Rule 419. Accordingly, investors will not be afforded the benefits or protections of those rules. Among other things, this means our units will be immediately tradable and we will have a longer period of time to complete our initial business combination than do companies subject to Rule 419. Moreover, if this offering were subject to Rule 419, that rule would prohibit the release of any interest earned on funds held in the trust account to us unless and until the funds in the trust account were released to us in connection with our completion of an initial business combination. For a more detailed comparison of this offering to offerings that comply with Rule 419, please see “Proposed Business—Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419.”
Our sponsor paid a nominal price for the founder shares, and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A ordinary shares.
The difference between the public offering price per share (allocating all of the unit purchase price to the Class A ordinary share and none to the warrant included in the unit) and the pro forma net tangible book value per

Class A ordinary share after this offering constitutes the dilution to you and the other investors in this offering. Our sponsor acquired the founder shares at a nominal price, significantly contributing to this dilution. Our sponsor (together with its permitted transferees) will hold an aggregate of 2,500,000 Class B ordinary shares, which would represent 20% of the outstanding shares upon completion of this offering (assuming no exercise of the underwriters’ over-allotment option). Upon closing of this offering, and assuming no value is ascribed to the warrants included in the units, you and the other public shareholders will incur an immediate and substantial dilution of approximately 104.5% (or $10.45 per share, assuming no exercise of the underwriters’ over-allotment option), the difference between the pro forma net tangible book value per share of $(0.45) and the initial offering price of $10.00 per unit. This dilution would increase to the extent that the anti-dilution provisions of the founder shares result in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the founder shares at the time of our initial business combination or earlier at the option of the holders thereof and would become exacerbated to the extent that public shareholders seek redemptions from the trust for their public shares. In addition, because of the anti-dilution protection in the founder shares, any equity or equity-linked securities issued in connection with our initial business combination would be disproportionately dilutive to our Class A ordinary shares.
The value of the founder shares following completion of our initial business combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of our ordinary shares at such time is substantially less than $10.00 per share.
Upon the closing of this offering, our sponsor (and its permitted transferees) will have invested in us an aggregate of $5,325,000. That total is comprised of the $25,000 purchase price for the founder shares and the $5,300,000 purchase price for the private placement warrants (or an aggregate of $5,625,000 comprised of the $25,000 purchase price for the founder shares and the $5,600,000 purchase price for the private placement warrants in a Full Over-Allotment). Such purchase of the private placement warrants will be funded by our Sponsor. Assuming a trading price of $10.00 per share upon completion of our initial business combination, the 2,500,000 founder shares (or 2,875,000 founder shares in a Full Over-Allotment) would have an aggregate implied value of $25,000,000 (or an aggregate implied value of $28,750,000 in a Full Over-Allotment). Even if the trading price of our ordinary shares were as low as $2.13 per share (or $1.96 per share in a Full Over-Allotment), and the private placement warrants are worthless, the value of the founder shares would be equal to or greater than our sponsor’s (and its permitted transferees) initial investment in us. As a result, our sponsor (and its permitted transferees) is likely to be able to make a substantial profit on the investment in us at a time when our public shares have lost significant value (whether because of a substantial amount of redemptions of our public shares or any other reason). Accordingly, our management team, which owns interests in our sponsor, may be more willing to pursue an initial business combination with a riskier or less established target business than would be the case if our sponsor had paid the same per share price for the founder shares as our public shareholders paid for their public shares.
We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 50% of the then-outstanding public warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of our Class A ordinary shares purchasable upon exercise of a warrant could be decreased, all without your approval.
Our warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment. Solely with respect to any amendment to: (i) the terms of the private placement warrants; (ii) the terms of the warrants that may be issued upon conversion of working capital loan; (iii) the terms of the warrants issued following the completion of this offering, if any; or (iv) or any provision of the warrant agreement with respect to the private placement warrants, warrants that may be issued upon conversion of working capital loan or warrants issued following the completion of this offering, if any, any such amendment will require a vote of holders of at least 50% of the number of the then-outstanding private placement warrants, warrants that may be issued upon conversion of working capital loan or warrants issued following the completion of this offering, if any. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of Class A ordinary shares purchasable upon exercise of a warrant.
Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.
Subject to applicable law, our warrant agreement will provide that: (i) any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York; and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. With respect to any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder, we note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Notwithstanding the foregoing, these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope the forum provisions of the warrant agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”); and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.
This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our warrant agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
In the event: (i) the closing price of our Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Securities—Warrants—Public Shareholders’ Warrants—Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders, and (ii) provided that certain other conditions are met, we have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.
None of the private placement warrants will be redeemable by us.
Our warrants may have an adverse effect on the market price of our Class A ordinary shares and make it more difficult to effectuate our initial business combination.
We will be issuing warrants to purchase 2,000,000 of our Class A ordinary shares (or 2,300,000 Class A ordinary shares in a Full Over-Allotment) as part of the units offered by this prospectus. Each whole warrant attached to Class A ordinary shares that are not redeemed prior to, or in connection with, our initial business combination will become exercisable 30 days after the completion of an initial business combination. Warrants attached to Class A ordinary shares that are redeemed prior to, or in connection with, completion of our initial business combination will be cancelled and expire upon redemption of such shares without payment or any additional consideration. Simultaneously with the closing of this offering, we will be issuing in a private placement an aggregate of 3,533,333 private placement warrants (or 3,733,333 private placement warrants in a Full Over-Allotment), each exercisable to purchase one Class A ordinary share at $11.50 per share, subject to adjustment. In addition, if our sponsor makes any working capital loans, it may convert up to $2,000,000 of such loans into up to an additional 1,333,333 private placement warrants, at the price of $1.50 per warrant.
We may also issue Class A ordinary shares in connection with our redemption of our warrants.
To the extent we issue ordinary shares for any reason, including to effectuate an initial business combination, the potential for the issuance of a substantial number of additional Class A ordinary shares upon exercise of these warrants could make us a less attractive acquisition vehicle to a target business. When exercised, will increase the number of issued and outstanding Class A ordinary shares and reduce the value of the Class A ordinary shares issued to complete the business transaction. Therefore, our warrants may make it more difficult to effectuate a business transaction or increase the cost of acquiring the target business.
Because each unit contains one-fifth of one redeemable warrant and only a whole warrant may be exercised, the units may be worth less than units of other blank check companies.
Each unit contains one-fifth of one redeemable warrant. Additionally, the warrants will not trade separately prior to the completion of our initial business combination and warrants attached to Class A ordinary shares that are redeemed prior to, or in connection with, completion of our initial business combination will be cancelled and expire upon redemption of such shares without payment or any additional consideration. Pursuant to the warrant agreement, no fractional warrants will be issued upon separation of the units, and only whole units will trade. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Class A ordinary shares to be issued to the warrant holder. This is different from other similar offerings whose units include one ordinary share and one warrant to purchase one whole share. We have established the components of the units in this way in order to reduce the dilutive effect of the warrants upon completion of an initial business combination since the warrants will be exercisable in the aggregate for one half of the number of shares compared to units that each contain a whole warrant to purchase one share. We believe this will make us a more attractive merger partner for target businesses. Nevertheless, this unit structure may cause our units to be worth less than if it included a warrant to purchase one whole share.

A provision of our warrant agreement may make it more difficult for us to complete an initial business combination.
Unlike most blank check companies, if (i) we issue additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a Newly Issued Price of less than $9.20 per ordinary share, (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest earned on such issuances, available for the funding of our initial business combination on the date of the completion of our initial business combination (net of redemptions), and (iii) the Market Value is below $9.20 per share, then the exercise price of the warrants will be adjusted to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described below under “Description of Securities—Warrants—Public Shareholders’ Warrants—Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price. This may make it more difficult for us to complete an initial business combination with a target business.
The determination of the offering price of our units and the size of this offering is more arbitrary than the pricing of securities and size of an offering of an operating company in a particular industry. You may have less assurance, therefore, that the offering price of our units properly reflects the value of such units than you would have in a typical offering of an operating company.
Prior to this offering there has been no public market for any of our securities. The public offering price of the units and the terms of the warrants were negotiated between us and the underwriters. In determining the size of this offering, our directors and executive officers held customary organizational meetings with the underwriters, both prior to our inception and thereafter, with respect to the state of capital markets, generally, and the amount the underwriters believed they reasonably could raise on our behalf. Factors considered in determining the size of this offering, prices and terms of the units, including the Class A ordinary shares and warrants underlying the units, include:
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the history and prospects of companies whose principal business is the acquisition of other companies;

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prior offerings of those companies;

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our prospects for acquiring an operating business at attractive values;

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a review of debt to equity ratios in leveraged transactions;

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our capital structure;

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an assessment of our directors and executive officers and their experience in identifying operating companies;

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general conditions of the securities markets at the time of this offering; and

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other factors as were deemed relevant.

Although these factors were considered, the determination of our offering price is more arbitrary than the pricing of securities of an operating company in a particular industry since we have no historical operations or financial results.
There is currently no market for our securities and a market for our securities may not develop, which would adversely affect the liquidity and price of our securities.
There is currently no market for our securities. Shareholders therefore have no access to information about prior market history on which to base their investment decision. Following this offering, the price of our securities may vary significantly due to one or more potential business combinations and general market or economic conditions, including as a result of geopolitical events such as the ongoing war between Russia and Ukraine, the war in Iran, continued conflicts and political unrest in the Middle East and South America. See the section of this prospectus captioned “—Risks Related to Our Business and the Initial Business Combination—Our search for an initial business combination, and any target business with which we ultimately complete an initial business combination, may be materially adversely affected by difficult market and geopolitical conditions.” Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

We have included the Class A ordinary shares issuable upon exercise of the public warrants under the Securities Act in the registration statement of which this prospectus forms a part. However, this registration statement or another registration statement covering such Class A ordinary shares may not be in place when an investor desires to exercise public warrants, thus precluding such investor from being able to exercise such investor’s public warrants except on a cashless basis. If the issuance of the shares upon exercise of public warrants is not registered, qualified or exempt from registration or qualification, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.
We have included 2,000,000 Class A ordinary shares (or 2,300,000 in a Full Over-Allotment) issuable upon exercise of the public warrants under the Securities Act in the registration statement of which this prospectus forms a part. Because the public warrants are not exercisable until 30 days after the completion of our initial business combination, we do not currently intend to update the registration statement of which this prospectus forms a part or file a new registration statement covering the Class A ordinary shares issuable upon exercise of the public warrants until after the initial business combination has been consummated.
Under the terms of the warrant agreement, we will agree that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement for this offering or a new registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. We have also agreed to use commercially reasonable efforts to cause any such amendment to become effective within 60 business days after the closing of our initial business combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement.
If a registration statement is filed in connection with our initial business combination that registers our warrants and the Class A ordinary shares issuable upon exercise of such warrants, such registration statement will not satisfy our obligation to register the issuance of the Class A ordinary shares issuable upon exercise of our warrants, which will only be satisfied with the filing of a registration statement registering the issuance of such Class A ordinary shares from time to time. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference in such registration statement or prospectus are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the public warrants are not registered under the Securities Act, we will be required to permit holders to exercise their public warrants on a cashless basis. However, no public warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their public warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the foregoing, if a registration statement covering the Class A ordinary shares issuable upon exercise of the public warrants is not effective within a specified period following the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise public warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their public warrants on a cashless basis. We will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any public warrant, or issue securities or other compensation in exchange for the public warrants in the event that we are unable to register or qualify the shares underlying the public warrants under applicable state securities laws and there is no exemption available. If the issuance of the shares upon exercise of the public warrants is not so registered or qualified or exempt from registration or qualification, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In such event, holders who acquired their public warrants as part of a purchase of units will have paid the full unit purchase price solely for the Class A ordinary shares included in the units. If and when the public warrants become redeemable by us, we may not exercise our redemption right if the issuance of ordinary shares upon exercise of the public warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our commercially reasonable efforts to register or qualify such ordinary shares under the blue sky laws of the state of residence in those states in which the public warrants were offered by us in this offering. However, there may be instances in which holders of our public warrants may be unable to exercise such public warrants but holders of our private placement warrants may be able to exercise such private placement warrants.
Our sponsor controls a substantial interest in us and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.
Upon closing of this offering, our sponsor will (together with its permitted transferees) own, on an as-converted basis, 20% of our issued and outstanding ordinary shares (assuming it does not purchase any units in this offering). Accordingly, it may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to our amended and restated memorandum and articles of association. If our sponsor purchases any units in this offering or if our sponsor purchases any additional Class A ordinary shares in the aftermarket or in privately negotiated transactions, this would increase its control. Neither our sponsor nor, to our knowledge, any of our officers or directors, have any current intention to purchase additional securities, other than as disclosed in this prospectus. Factors that would be considered in making such additional purchases would include consideration of the current trading price of our Class A ordinary shares. In addition, our board of directors, whose members were appointed by our sponsor, is and will be divided into three classes, each of which will generally serve for a terms for three years with only one class of directors being appointed in each year. We may not hold an annual general meeting to appoint new directors prior to the completion of our initial business combination. In such case, all of the current directors will continue in office until at least the completion of the business combination. If there is an annual general meeting, as a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for appointment.
We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act. If we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. That classification will allow us to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.”
Among others, those exceptions include: (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act; (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of any June 30, before that time. In such case, we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company so long as (1) the market value of our Class A ordinary shares held by non-affiliates did not equal or exceed $250 million as of the end of our most recently completed second fiscal quarter, or (2) our annual revenues did not equal or exceed $100 million during our most recently completed fiscal year and the market value of our Class A ordinary shares held by non-affiliates did not exceed $700 million as of the end of our most recently completed second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.
Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.
We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.
Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.
Additionally, the letter agreement between us, our Sponsor and each of our directors and executive officers, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part, is also governed by Cayman Islands law. Pursuant to the letter agreement, our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations. Any claims or disputes relating to this letter agreement must be brought and enforced in the courts of the Cayman Islands and the parties irrevocably submit to such exclusive jurisdiction and venue.
We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our directors and executive officers, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.
Provisions in our amended and restated memorandum and articles of association may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our Class A ordinary shares and could entrench our directors.
Our amended and restated memorandum and articles of association will contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions will include a staggered board of directors and the ability of the board of directors to designate the terms of and issue new series of preference shares, which may make more difficult the removal of our directors and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.
To the fullest extent permitted by law, our amended and restated memorandum and articles of association will require, that derivative actions brought in our name, actions against our directors, officers or shareholders for breach of fiduciary duty and certain other actions may be brought only in the courts of the Cayman Islands. To the extent any shareholder attempts to bring such an action outside of the Cayman Islands, the shareholder bringing the suit will, subject to certain exceptions, be deemed to have consented to service of process on such shareholder’s counsel, which may have the effect of discouraging lawsuits against our directors, officers or shareholders.
Our amended and restated memorandum and articles of association provide that unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with our amended and restated memorandum and articles of association or otherwise related in any way to each shareholder’s shareholding in the Company. Without limiting the generality of the foregoing, such claims include: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any current or former director, officer or shareholder of the Company to the Company or the shareholders of the Company; (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our amended and restated memorandum and articles of association; or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States of America) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in our amended and restated memorandum and articles of association will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

Our amended and restated memorandum and articles of association also provide that, without prejudice to any other rights or remedies that the Company may have, each shareholder of the Company acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum. Consequently, for any breach of that forum selection provision, the Company, without proof of special damages, has the right to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of that provision.
This choice of forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors or officers, which may discourage lawsuits against us and our directors or officers. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable. In the event a court were to find this provision in our amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.
An investment in this offering may result in uncertain or adverse U.S. federal income tax consequences.
An investment in this offering may result in uncertain U.S. federal income tax consequences. For instance, because there are no authorities that directly address instruments similar to the units we are issuing in this offering, the allocation an investor makes with respect to the purchase price of a unit between the Class A ordinary shares and the one-fifth of a warrant to purchase one Class A ordinary share included in each unit could be challenged by the IRS or courts. Furthermore, the U.S. federal income tax consequences of a cashless exercise of warrants included in the units we are issuing in this offering is unclear under current law. Finally, it is unclear whether the redemption rights with respect to our ordinary shares suspend the running of a U.S. Holder’s holding period for purposes of determining whether any gain or loss realized by such holder on the sale or exchange of Class A ordinary shares is long-term capital gain or loss and for determining whether any dividend we pay would be considered “qualified dividends” for U.S. federal income tax purposes. See the section titled “Taxation—United States Federal Income Tax Considerations” for a summary of the U.S. federal income tax considerations of an investment in our securities. Prospective investors are urged to consult their tax advisors with respect to these and other tax consequences when purchasing, holding or disposing of our securities.
If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our board of directors and us to claims of punitive damages.
If, after we distribute the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us and is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us and is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If we have not completed an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, our public shareholders may be forced to wait beyond such 24 months or within the Extended Period, or by such earlier date as our board of directors may approve before redemption from our trust account.
If we have not completed an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, the proceeds then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), will be used to fund the redemption of our public shares, as further described in this prospectus. Any redemption of public shareholders from the trust account will be effected automatically by function of our amended and restated memorandum and articles of association prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, before the redemption proceeds of our trust account become available to them, and they receive the return of their pro rata portion of the proceeds from our trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we complete our initial business combination or amend certain provisions of our amended and restated memorandum and articles of association prior thereto and only then in cases where investors have sought to redeem their Class A ordinary shares. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we have not completed our initial business combination and have not amended certain provisions of our amended and restated memorandum and articles of association within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve. Our amended and restated memorandum and articles of association will provide that, if we wind up for any other reason prior to the completion of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.
Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or as having acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable for a fine of approximately $18,293 and imprisonment for five years in the Cayman Islands.

We may not hold an annual general meeting until after the completion of our initial business combination.
In accordance with the          corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on the         . There is no requirement under the Companies Act for us to hold general meetings to appoint directors. Until we hold an annual general meeting, public shareholders may not be afforded the opportunity to appoint directors and to discuss company affairs with management. Our board of directors is divided into three classes with only one class of directors being appointed in each year and each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term.
You will not be permitted to exercise your warrants unless we register and qualify the underlying Class A ordinary shares or certain exemptions are available.
We are registering the issuance of Class A ordinary shares that are issuable upon exercise of the warrants because the warrants will become exercisable 30 days after the completion of an initial business combination, which may be within one year of this offering. However, because the warrants will be exercisable until their expiration date of up to five years after the completion of our initial business combination or earlier upon redemption or liquidation, in order to comply with the requirements of Section 10(a)(3) of the Securities Act following the completion of our initial business combination, under the terms of the warrant agreement, we have agreed that, as soon as practicable, but in no event later than 15 business days, after the closing of our initial business combination, we will use our commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement of which this prospectus forms a part or a new registration statement covering the registration under the Securities Act of the Class A ordinary shares issuable upon exercise of the warrants. We have also agreed to use commercially reasonable efforts to cause any such amendment to become effective within 60 business days following our initial business combination and to maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants until the expiration of the warrants in accordance with the provisions of the warrant agreement.
We cannot assure you that we will be able to do so if, for example, any facts or events arise that represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference in such registration statement or prospectus are not current or correct or the SEC issues a stop order. If the issuances of such Class A ordinary shares upon exercise of the warrants are not registered under the Securities Act, we will be required to permit holders to exercise their warrants on a cashless basis. In such case, the number of Class A ordinary shares that you will receive upon cashless exercise will be based on a formula. However, no warrant will be exercisable for cash, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or unless an exemption is available. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the issuance of such shares under the Securities Act or applicable state securities laws. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the Class A ordinary shares included in the units. There may be a circumstance where an exemption from registration exists for holders of our private placement warrants to exercise their warrants while a corresponding exemption does not exist for holders of the warrants included as part of units sold in this offering. In such an instance, our sponsor and its transferees (which may include our directors and executive officers) would be able to sell the ordinary shares underlying their warrants while holders of our public warrants would not be able to exercise their warrants and sell the underlying ordinary shares. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the issuance of any underlying securities for sale under all applicable state securities laws.

Our ability to require holders of our warrants to exercise such warrants on a cashless basis after we call the warrants for redemption or if there is no effective registration statement covering the Class A ordinary shares issuable upon exercise of these warrants will cause holders to receive fewer Class A ordinary shares upon their exercise of the warrants than they would have received had they been able to pay the exercise price of their warrants in cash.
If we call the warrants for redemption, we will have the option, in our sole discretion, to require all holders that wish to exercise warrants to do so on a cashless basis. If we choose to require holders to exercise their warrants on a cashless basis or if holders elect to do so when there is no effective registration statement, the number of Class A ordinary shares received by a holder upon exercise will be fewer than it would have been had such holder exercised his or her warrant for cash. For example, if the holder is exercising 875 public warrants at $11.50 per share through a cashless exercise when the Class A ordinary shares have a fair market value of $17.50 per share, then upon the cashless exercise, the holder will receive 300 Class A ordinary shares. The holder would have received 875 Class A ordinary shares if the exercise price was paid in cash. This will have the effect of reducing the potential “upside” of the holder’s investment in our company because the warrant holder will hold a smaller number of Class A ordinary shares upon a cashless exercise of the warrants.
The warrants may become exercisable and redeemable for a security other than the Class A ordinary shares, and there is no information regarding such other security at this time.
In certain situations, including if we are not the surviving entity in our initial business combination, the warrants may become exercisable for a security other than the Class A ordinary shares. As a result, if the surviving company redeems your warrants for securities pursuant to the warrant agreement, you may receive a security in a company for which there is no information at this time. Pursuant to the warrant agreement, the surviving company will be required to use commercially reasonable efforts to register the issuance of the security underlying the warrants within 20 business days of the closing of an initial business combination.
We may be a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.
If we are a PFIC for any taxable year (or portion of a taxable year) that is included in the holding period of a U.S. Holder (as defined in the section of this prospectus captioned “Taxation—United States Federal Income Tax Considerations—General”) of our Class A ordinary shares or warrants, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Our PFIC status for our current and subsequent taxable years may depend on whether we qualify for the PFIC start-up exception (see the section of this prospectus captioned “Taxation—United States Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules”). Depending on the particular circumstances, the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any subsequent taxable year (and if the start-up exception may be applicable, potentially not until after the two taxable years following). Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Moreover, if we determine we are a PFIC for any taxable year, upon written request, we will endeavor to provide to a U.S. Holder such information as the Internal Revenue Service (“IRS”) may require, including a PFIC annual information statement, to enable the U.S. Holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would be unavailable with respect to our warrants in all cases. We urge U.S. investors to consult their tax advisors regarding the possible application of the PFIC rules. For a more detailed discussion of the tax consequences of PFIC classification to U.S. Holders, see the section of this prospectus captioned “Taxation—United States Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.”
We may reincorporate in another jurisdiction in connection with our initial business combination and such reincorporation may result in taxes imposed on shareholders or warrant holders.
In connection with our initial business combination and subject to requisite shareholder approval under the Companies Act, we may reincorporate in the jurisdiction in which the target company or business is located or in another jurisdiction. The transaction may require a shareholder or warrant holder to recognize taxable income in the jurisdiction in which the shareholder or warrant holder is a tax resident or in which its members are resident if it is a tax transparent entity (or may otherwise result in adverse tax consequences). We do not intend to make any cash distributions to shareholders or warrant holders to pay such taxes. Shareholders or warrant holders may be subject to withholding taxes or other taxes with respect to their ownership of us after the reincorporation.
After our initial business combination, it is possible that a majority of our directors and officers will live outside the United States and all of our assets will be located outside the United States. In such event, our investors may not be able to enforce federal securities laws or their other legal rights.
It is possible that after our initial business combination, a majority of our directors and officers will reside outside of the United States and all of our assets will be located outside of the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on our directors and officers under United States laws.
We may reincorporate in or transfer by way of continuation to another jurisdiction in connection with our initial business combination, and the laws of such jurisdiction may govern some or all of our future material agreements and we may not be able to enforce our legal rights.
In connection with our initial business combination, we may relocate the home jurisdiction of our business from the Cayman Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction may govern some or all of our future material agreements. The system of laws and the enforcement of existing laws in such jurisdiction may not be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.
The securities in the trust account could bear a negative rate of interest, which could reduce the value of the assets held in trust such that the per-share redemption amount received by public shareholders may be less than $10.00 per share.
The proceeds held in the trust account are invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. While short-term U.S. government treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States. In the event that we are unable to complete our initial business combination or make certain amendments to our amended and restated memorandum and articles of association, our public shareholders are entitled to receive their pro-rata share of the proceeds held in the trust account, plus any interest income not released to us, net of taxes payable. Negative interest rates could affect the per-share redemption amount that may be received by public shareholders. In addition, we are allowed to remove Permitted Withdrawals to pay our taxes; this means that even with a positive interest rate, most or all of the interest income may be withdrawn by us and not be available to fund an initial business combination or to be returned to investors upon a redemption.
General Risk Factors
We are a recently incorporated company with no operating history and no revenues, and you have no basis on which to evaluate our ability to achieve our business objective.
We are a recently incorporated company incorporated under the laws of the Cayman Islands with no operating results, and we will not commence operations until obtaining funding through this offering. Because we lack an operating history, you have no revenues or basis upon which an investor could evaluate our ability to achieve our business objective of completing our initial business combination with one or more target businesses. We have no plans, arrangements or understandings with any prospective target business concerning a business combination and may be unable to complete our initial business combination. If we fail to complete our initial business combination, we will never generate any operating revenues.
Past performance by Ares or its affiliates, AAC, AAC II or our directors and executive officers may not be indicative of future performance of an investment in us, and we may be unable to provide positive returns to shareholders.
Information regarding performance by, or businesses associated with, Ares or its affiliates, AAC, AAC II or our directors and executive officers is presented for informational purposes only. Any past experience and performance of Ares, its affiliates, AAC, AAC II or our directors and executive officers is not a guarantee either: (1) that we will be able to successfully identify a suitable candidate for our initial business combination; or (2) of any results with respect to any initial business combination we may complete. You should not rely on the historical record of Ares, its affiliates, AAC, AAC II or our directors and executive officers’ performance as indicative of the future performance of an investment in us, including whether we can provide an attractive return to our shareholders, or as indicative of every prior investment by our directors and executive officers. The market price of our securities may be influenced by numerous factors, many of which are beyond our control, and our shareholders may experience losses on their investment in our securities.
Security incidents or cyber-attacks, affecting us or our third-party service providers, could adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential, personal or other sensitive information and/or damage to our business relationships or reputation, any of which could negatively affect our business, financial condition and operating results.
The efficient operation of our business is dependent on information systems and technology, including computer hardware and software systems, as well as data processing systems and the secure processing, storage and transmission of information, all of which are potentially vulnerable to security incidents and cyber attacks. These could include intentional attacks or accidental losses, either of which may result in unauthorized access to, or corruption of, our or our third-party service providers’ hardware, software, or data processing systems, or to our confidential, personal, or other sensitive information. In addition, we, our sponsor or its affiliates may be the target of fraudulent emails or other targeted attempts to gain unauthorized access to confidential, personal, or other sensitive information, which are becoming more sophisticated and difficult to detect, particularly as threat actors use artificial intelligence technologies to deploy these attacks. Artificial intelligence tools may also be susceptible to new forms of cyberattacks, such as prompt injection attacks, which may increase our cybersecurity risks where we implement artificial intelligence technologies in our business. Cybersecurity risks are also exacerbated by the rapidly increasing volume of highly sensitive data, including our proprietary business information and intellectual property and other sensitive information that we collect, process and store in our data centers and on our networks or those of our third-party service providers. Many jurisdictions have also enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal information, with which we must comply in the event of a security incident or cyber-attack. The result of any security incident or cyber-attack may include disrupted operations, including in our sponsor or its affiliates or our third parties’ operations, misstated or unreliable financial data, fraudulent transfers or requests for transfers of money, liability for stolen or improperly accessed assets or information (including personal information), fines or penalties, investigations, increased cybersecurity protection and insurance costs, litigation, or damage to our business relationships and reputation, in each case, causing our business and results of operations to suffer or otherwise causing interruptions or malfunctions in our, our sponsor or its affiliates or third parties’ operations.
Although we are not currently aware of any security incidents or cyber-attacks that, individually or in the aggregate, have materially affected, or would reasonably be expected to materially affect, our operations or financial condition, there has been an increase in the frequency and sophistication of the cyber and security threats that we face, with attacks ranging from those common to businesses generally to more advanced and persistent attacks. Security incidents or cyber-attacks and other security threats could originate from a wide variety of sources, including cyber criminals, nation state hackers, hacktivists and other outside or inside parties. We, or our third-party providers, may face a heightened risk of a security breach or disruption with respect to confidential, personal or other sensitive information resulting from an attack by foreign governments or cyber terrorists. We may be a target for attacks because, as a special purpose acquisition company, we hold confidential, personal and other sensitive information, including price information about potential investments. Further, we are dependent on third-party service providers for hosting hardware, software and data processing systems that we do not control. While we rely on the cybersecurity strategy and policies implemented by Ares, which include risk assessments on our third-party providers, our reliance on them and their potential reliance on other third-party service providers removes certain cybersecurity functions from outside of our immediate control, and cyber-attacks on our third-party service providers could adversely affect us, our business and our reputation. We cannot guarantee that third parties and infrastructure in our networks or our partners’ networks have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support our services. Our ability to monitor these third parties’ information security practices is limited, and they may not have adequate information security measures in place. The costs related to cyber-attacks or other security threats or disruptions may not be fully insured or indemnified by others, including by our third-party service providers.
Security incidents and cyber-attacks may originate from a wide variety of sources. While Ares has implemented processes, procedures and internal controls designed to mitigate cybersecurity risks and cyber-attacks, these measures do not guarantee that a security incident or cyber-attack will not occur or that our financial results or operations will not be negatively affected by such an incident, especially because the techniques of threat actors change frequently and are often not recognized until launched, and may be enhanced by artificial intelligence technologies. Ares relies on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on its information systems, as well as on policies and procedures to protect against the unauthorized or unlawful disclosure of confidential, personal or other sensitive information. Although Ares takes protective measures and endeavors to strengthen its computer systems, software, technology assets and networks to prevent and address potential security incidents and cyber-attacks, there can be no assurance that any of these measures prove effective. Ares expects to be required to devote increasing levels of funding and resources to comply with evolving cybersecurity and privacy laws and regulations and to continually monitor and enhance its cybersecurity procedures and controls.
In addition, cybersecurity is a priority for regulators in the U.S. and around the world. In June 2025, the SEC formally withdrew certain pending proposed rules relating to cybersecurity risk management for investment advisers and certain funds; however, regulators continue to focus on cybersecurity through examinations, enforcement activity and guidance, and future rulemaking could re-emerge. With regulators particularly focused on cybersecurity, we expect increased scrutiny of our and Ares’ policies and systems designed to manage cybersecurity risks and related disclosures. We also expect to face increased costs to comply with SEC rules, including Ares’ increased costs for cybersecurity training and management. In addition, the SEC has indicated in recent periods that one of its examination priorities for the Division of Examinations is to continue to examine cybersecurity procedures and controls, including testing the implementation of these procedures and controls.
Technological developments in artificial intelligence could disrupt the markets and subject us to increased competition, legal and regulatory risks and compliance costs.
Artificial intelligence, including machine learning technology and generative artificial intelligence, is rapidly evolving. While the full extent of current or future risks related to artificial intelligence is not possible to predict, artificial intelligence could significantly disrupt the business models and markets and subject us to increased competition, legal and regulatory risks and compliance costs, any of which could have a material adverse effect on our business, including our ability to negotiate and complete our initial business combination, financial condition and results of operations.
We use and plan to expand our use of artificial intelligence tools and technologies in the operation of our business. These uses come with potential risks, including, but not limited to, generation of inaccurate results, misuse or disclosures of confidential information, infringement of third-party intellectual property rights, potential cybersecurity vulnerabilities, reputational risk and regulatory burdens. In addition, artificial intelligence models may create outputs that are flawed, inaccurate, biased, or that infringe or misappropriate intellectual property of third parties. The models may also be subject to new or different modes of cyber attacks, including prompt injection attacks. Any such attacks may be able to circumvent cybersecurity tools and processes that we or the providers of such tools have in place. To the extent we rely on such technologies, these risks could negatively affect our business. There is also a risk that artificial intelligence tools or applications may be misused by us and/or third parties engaged by us. For example, we may input confidential information, including material non-public information, trade secrets, or personal information, into artificial intelligence technologies in a manner that results in such information becoming part of a dataset that is accessible by third-party artificial intelligence applications and users, including our competitors. Further, we may not be able to control how any third-party artificial intelligence technologies that we use are developed or maintained, or how data we input is used or disclosed, even where we have contractual protections with respect to these matters. The misuse or misappropriation of our data could have an adverse effect on our reputation and could subject us to legal and regulatory investigations and/or actions.
We may also be exposed to competitive risks related to the adoption of artificial intelligence or other new technologies by others within our industry. If our competitors are more successful than us in the use of artificial intelligence or development of services or products based on artificial intelligence, or we adopt artificial intelligence at a slower pace than others, we may be at a competitive disadvantage. In addition, our investments in technology systems and artificial intelligence may not deliver the benefits we expect, which could be costly for our business.
Finally, governments and regulators in the U.S. and abroad have proposed, adopted or are considering laws, regulations and guidance governing the development, deployment and use of artificial intelligence systems, including requirements relating to transparency, accountability, data governance, risk management, human oversight, cybersecurity, intellectual property and recordkeeping. For example, the European Union has adopted the EU Artificial Intelligence Act, which applies on a phased basis that began in 2025 and a numbers of U.S. states have enacted general artificial intelligence laws. These and other developments could increase our compliance costs, restrict our use of artificial intelligence in our business and investment processes, require changes to our policies, procedures, controls and vendor arrangements, and expose us to investigations, enforcement actions, litigation, fines, penalties or reputational harm.
We, our sponsor and its affiliates including Ares are subject to numerous privacy laws, and violation of such laws may subject us, our sponsor or its affiliates including Ares, to significant fines or penalties, litigation, or reputational damage, and new privacy laws or changes in enforcement of existing could affect our and our sponsor’s business and financial performance.
Many jurisdictions in which we, our sponsor and its parent Ares operate have laws and regulations relating to data protection, privacy, cybersecurity and information security to which we may be subject, including the CCPA, the New York SHIELD Act, the General Data Protection Regulation (“GDPR”) and the U.K. GDPR (collectively, “Privacy Laws”). These Privacy Laws and related regulations continue to evolve and may conflict with one another, resulting in compliance challenges. Moreover, to the extent that these laws and regulations or the enforcement of the same become more stringent, or if new laws or regulations are enacted, our sponsor or Ares’ financial performance or plans for growth may be adversely affected. In addition, compliance with applicable Privacy Laws may require adhering to stringent legal and operational requirements, which could increase compliance costs for us and our sponsor and require the dedication of additional time and resources to compliance. A failure to comply with applicable Privacy Laws could result in fines, sanctions, enforcement actions or other penalties or reputational damage.
Further, significant actual or potential theft, loss, corruption, exposure, fraudulent use or misuse of investor or other personal information, proprietary business data or other sensitive information, whether by third parties or otherwise, non-compliance with contractual or other legal obligations regarding such data or intellectual property or a violation of privacy and security policies with respect to such data could result in significant investigation, remediation and other costs, fines, penalties, litigation or regulatory actions against us, our sponsor or Ares and significant reputational harm, any of which could harm our sponsor’s or Ares’ business and results of operations. In May 2024, the SEC adopted cybersecurity regulations as an amendment to Regulation S-P designed to establish a federal “minimum standard” for covered institutions to adopt an incident response program to govern their response to any unauthorized access of customer information. The adopted rule requires compliance as of December 2025 and applies to us as it includes broker-dealers, investment companies and registered investment advisers. The amendments require implementation of written policies and procedures to safeguard customer records and information by imposing notification requirements to affected individuals whose sensitive customer information was or is reasonably likely to have been accessed or used without authorization and other requirements, such as review of incident response programs and having policies and procedures regarding compliance by third-party service providers.
There may be substantial financial penalties or fines for breach of Privacy Laws (which may include insufficient security for personal or other sensitive information). For example, the maximum penalty for breach of the GDPR is the greater of 20 million Euros and 4% of group annual worldwide turnover, and fines for each violation of the California Consumer Privacy Act are $2,500 per violation, or $7,500 per violation for intentional violations. Non-compliance with any applicable privacy or data security laws represents a serious risk to our business, and compliance may be complicated by conflicting or inconsistent laws and regulations.

Cautionary Note Regarding Forward-Looking Statements
Some of the statements contained in this prospectus may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act which reflect our current views with respect to, among other things, future events, operations and financial performance. Our forward-looking statements include statements regarding our or our directors and executive officers’ expectations, hopes, beliefs, intentions or strategies regarding the future. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words, other comparable words or other statements that do not relate to historical or factual matters. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Forward-looking statements in this prospectus may include, for example, statements about:
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our ability to select an appropriate target business or businesses;

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our ability to complete our initial business combination;

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our expectations around the performance of the prospective target business or businesses;

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our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

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our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination;

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our potential ability to obtain additional financing to complete our initial business combination;

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our pool of prospective target businesses;

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our ability to complete an initial business combination due to the uncertainty resulting from geopolitical events and economic impacts such as persistent inflation and fluctuations in interest rates;

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the ability of our officers and directors to generate a number of potential business combination opportunities;

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our public securities’ potential liquidity and trading;

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the lack of a market for our securities;

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the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

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the trust account not being subject to claims of third parties; or

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our financial performance following this offering.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include those factors described more fully under the heading “Risk Factors” and other cautionary statements that are included in this prospectus. Should one or more of these or other risks or uncertainties materialize, or should any of our assumptions prove to be incorrect, our actual results may vary materially from those indicated in these forward-looking statements. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Therefore, you should not place undue reliance on these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. We do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities laws.

Use of Proceeds
We are offering 10,000,000 units at an offering price of $10.00 per unit. We estimate that the net proceeds of this offering, together with the funds we will receive from the sale of the private placement warrants, will be used as set forth in the following table:
	Without Over-allotment Option	Over-allotment Option Exercised
Gross proceeds
Gross proceeds from units offered to public(1)	$100,000,000	$115,000,000
Gross proceeds from private placement warrants offered in the private placement	5,300,000	5,600,000
Total gross proceeds	$105,300,000	$120,600,000
Estimated Offering expenses(2)
Underwriting commissions (2.0% of gross proceeds from units offered to public, excluding deferred portion)(3)	$2,000,000	$2,300,000
Legal fees and expenses	400,000	400,000
Printing and engraving expenses	25,000	25,000
Accounting fees and expenses	65,000	65,000
SEC/FINRA Expenses	41,252	41,252
Listing and filing fees	85,000	85,000
Miscellaneous	$183,748	$183,748
Total offering expenses (other than underwriting discounts)	$800,000	$800,000
Proceeds after offering expenses	$102,500,000	$117,500,000
Held in trust account(3)	$100,000,000	$115,000,000
% of public offering size	100%	100%
Not held in trust account	$2,500,000	$2,500,000
The following table shows the use of the $2,500,000 of net proceeds not held in the trust account.(4)
	Amount	% of total
Legal, accounting, due diligence, travel, and other expenses in connection with any business combination(5)	$1,160,000	46%
Legal and accounting fees related to regulatory reporting obligations	175,000	7%
Payment for office space, utilities, secretarial support and administrative services(6)	400,008	16%
Continued listing fees	85,000	3%
Director and Officer liability insurance premiums(7)	200,000	8%
Working capital to cover miscellaneous expenses(8)	479,992	19%
Total	$2,500,000	100.0%
(1) Includes amounts payable to public shareholders who properly elect to redeem their shares in connection with our successful completion of our initial business combination.
(2) A portion of the offering expenses will be paid from the proceeds of loans from our sponsor pursuant to an unsecured promissory note for up to $400,000. As of April 27, 2026 there are no amounts outstanding under the promissory note with our sponsor.
These amounts will be repaid upon completion of this offering out of the offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions) and amounts not to be held in the trust account. In the event that offering expenses are less than set forth in this table, any such amounts will be used for post-closing working capital expenses. In the event that the offering expenses are more than as set forth in this table, we may fund such excess with funds not held in the trust account.
(3) The fee for Ares Management Capital Markets LLC in the amount of $      ($       in a Full Over-Allotment) will be reimbursed from a portion of the $2,000,000 ($2,300,000 in a Full Over-Allotment) underwriting fee payable to the underwriters upon the closing of this offering. The underwriters have agreed to defer underwriting commissions of 3.5% of the gross proceeds of this offering. Upon and concurrently with the completion of our initial business combination, $3,500,000, which constitutes the underwriters’ deferred commissions ($4,025,000 in a Full Over-Allotment) will be paid to the underwriters from the funds held in the trust account. See “Underwriting.” The remaining funds, less amounts released to the trustee to pay redeeming shareholders, will be released to us and can be used to pay all or a portion of the purchase price of the business or businesses with which our initial business combination occurs or for general corporate purposes, including payment of principal or interest on indebtedness incurred in connection with our initial business combination, to fund the purchases of other companies or for working capital. The underwriters will not be entitled to any interest accrued on the deferred underwriting discounts and commissions.
(4) These expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth in this table. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring our initial business combination based upon the level of complexity of such business combination. In the event we identify a business combination target in a specific industry subject to specific regulations, we may incur additional expenses associated with legal due diligence and the engagement of special legal counsel. In addition, our staffing needs may vary and as a result, we may engage a number of consultants to assist with legal and financial due diligence. We do not anticipate any change in our intended use of proceeds, other than fluctuations among the current categories of allocated expenses, which fluctuations, to the extent they exceed current estimates for any specific category of expenses, would not be available for our expenses. The amount in the table above does not include permitted withdrawals from the trust account. The proceeds held in the trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Based on our assumption, as of the date of this prospectus, of an interest rate of 3.22% per year, we estimate the interest earned on the trust account will be approximately $3,220,000 per year; however, we can provide no assurances regarding this amount.
(5) Includes estimated amounts that may also be used in connection with our initial business combination to fund a “no shop” provision and commitment fees for financing.
(6) Assumes we have 24 months from the closing of this offering to complete an initial business combination.
(7) This amount represents the approximate amount of annualized director and officer liability insurance premiums we anticipate paying following the completion of this offering and until we complete a business combination.
(8) Includes amounts that will be used to pay the fees of our independent directors.
Of the $105,300,000 in proceeds we receive from this offering and the sale of the private placement warrants as described in this prospectus, or $120,600,000 in a Full Over-Allotment, $100,000,000 ($10.00 per unit), or $115,000,000 in a Full Over-Allotment ($10.00 per unit), will be deposited into a trust account with Continental Stock Transfer & Trust Company acting as trustee, and $5,300,000, or $5,600,000 in a Full Over-Allotment, will be used to pay expenses in connection with the closing of this offering and for working capital following this offering. We will not be permitted to withdraw any of the principal or interest held in the trust account, except with respect to interest earned on the funds held in the trust account that may be released to us for permitted withdrawals or to pay our taxes, if any, (less up to $100,000 of interest income to pay liquidation expenses) until the earliest to occur of: (i) the completion of our initial business combination; (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) the inability to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve.
The net proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which we ultimately complete our initial business combination. If our initial business combination is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination, we may apply the balance of the cash released from the trust account for general corporate purposes, including for maintenance or expansion of operations of the post-business combination company, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital. There is no limitation on our ability to raise funds privately or through loans in connection with our initial business combination.
We believe that amounts not held in trust, together with permitted withdrawals and funds available to us from loans from our sponsor, will be sufficient to pay the costs and expenses to which such proceeds are allocated. However, if our estimate of the costs of undertaking in-depth due diligence and negotiating a business combination is less than the actual amount necessary to do so, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. If we are required to seek additional capital, we could seek such additional capital through loans or additional investments from our sponsor, directors or executive officers or any of their affiliates, but such persons are not under any obligation to advance funds to, or invest in, us.
We will reimburse our sponsor for office space, utilities, secretarial support and administrative services provided to our directors and executive officers, in the amount of $16,667 per month. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.
Under an unsecured promissory note, our sponsor has agreed to loan us up to $400,000 to be used for a portion of the expenses of this offering. As of April 27, 2026, there are no amounts outstanding under the promissory note with our sponsor. This promissory note is non-interest bearing, unsecured and due at the earlier of December 31, 2026 and the closing of this offering. The promissory note will be repaid upon the closing of this offering out of the offering proceeds not held in the trust account.
In addition, in order to finance transaction costs in connection with an initial business combination, our sponsor, an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts out of the proceeds of the trust account released to us. Otherwise, such loans would be repaid only out of funds held outside the trust account. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account or funds released to us as permitted withdrawals to repay such loaned amounts but no proceeds from our trust account (other than permitted withdrawals) would be used to repay such loaned amounts. Up to $2,000,000 of such working capital loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants. Except as set forth above, the terms of such working capital loans have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor, an affiliate of our sponsor or certain of our officers or directors as we do not believe third parties will be willing to loan such funds and provide a waiver of the right to seek access to funds in our trust account.
We will have 24 months from the closing of this offering, until the end of the Extended Period or until such earlier date as our board of directors may approve to complete our initial business combination. If we anticipate that we may be unable to complete our initial business combination within such 24-month period or within the Extended Period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must complete our initial business combination. If we seek shareholder approval for an extension, holders of Class A ordinary shares will be offered an opportunity to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less permitted withdrawals and taxes payable), divided by the number of then issued and outstanding Class A ordinary shares, subject to applicable law.

Dividend policy
We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our initial business combination. The payment of any cash dividends subsequent to our initial business combination will be within the discretion of our board of directors at such time. If we increase or decrease the size of this offering, we will effect a share capitalization or a share contribution back to capital or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the completion of this offering in such amount as to maintain the number of founder shares, on an as-converted basis, at 20% of our issued and outstanding ordinary shares upon the completion of this offering. Further, if we incur any indebtedness in connection with a business combination, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Dilution
The difference between the public offering price per Class A ordinary share, assuming no value is attributed to the warrants included in the units we are offering pursuant to this prospectus or the private placement warrants, and the pro forma net tangible book value per Class A ordinary share after this offering constitutes the dilution to investors in this offering. Such calculation does not reflect any dilution associated with the sale and exercise of warrants, including the private placement warrants, which would cause the actual dilution to the public shareholders to be higher, particularly where a cashless exercise is utilized. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities (including the value of Class A ordinary shares which may be redeemed for cash), by the number of outstanding Class A ordinary shares.
At March 31, 2026, our net tangible book value was $7,929, or approximately $0.00 per ordinary share. After giving effect to the sale of 10,000,000 Class A ordinary shares included in the units we are offering by this prospectus (11,500,000 Class A ordinary shares in a Full Over-Allotment), the sale of the private placement warrants and the deduction of underwriting commissions and estimated expenses of this offering, our pro forma net tangible book value at March 31, 2026 would have been $98,879,426, or $7.91 per share ($113,482,929, or $7.89 per share, in a Full Over-Allotment), representing an immediate decrease in net tangible book value (as decreased by the value of 10,000,000 Class A ordinary shares that may be redeemed for cash, or 11,500,000 Class A ordinary shares in a Full Over-Allotment) of $7.91 per share ($7.89 per share in a Full Over-Allotment) to our sponsor as of the date of this prospectus and an immediate dilution to public shareholders from this offering of $10.00 per share. Total dilution to public shareholders from this offering will be $2.09 per share (or $2.11 in a Full Over-Allotment).
The below calculations assume that (i) no ordinary shares are issued to shareholders of a potential business combination target as consideration or issuable by a post-business combination company, for instance under an equity or employee share purchase plan, (ii) no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that we may seek in connection with an initial business combination, and (iii) no working capital loans are converted into private placement warrants, as further described in this prospectus. In addition, the calculations assume the issuance of 10,000,000 Class A ordinary shares (11,500,000 Class A ordinary shares in a Full Over-Allotment) and 2,875,000 founder shares (up to 375,000 of which are assumed to be forfeited in the scenario in which the Full Over-Allotment is exercised). The issuance of additional ordinary or preference shares may significantly dilute the equity interest of investors in this offering.
Generally, the dilution that our public shareholders will experience increases the more public shares are redeemed. The issuance of additional ordinary or preference shares may also significantly dilute the equity interest of investors in this offering, which dilution would even further increase if the anti-dilution provisions in the Class B ordinary shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares. In addition, because of the anti-dilution protection in the founder shares, any equity or equity-linked securities issued in connection with our initial business combination would be disproportionately dilutive to our Class A ordinary shares. For more information on risks related to dilution also see “Risk Factors—We may issue additional Class A ordinary shares or preference shares to complete our initial business combination or under an employee incentive plan after completion of our initial business combination. We may also issue Class A ordinary shares upon the conversion of the founder shares at a ratio greater than one-to-one at the time of our initial business combination or earlier at the option of the holders thereof as a result of the anti-dilution provisions contained in our amended and restated memorandum and articles of association. Any such issuances would dilute the interest of our shareholders and likely present other risks.”
The following table illustrates the difference between the public offering price per unit and our NTBV per share, as adjusted to give effect to this offering and assuming the redemption of our public shares included in the public units offered in this offering at varying levels in the scenarios in which the over-allotment option is not exercised and there is a Full Over-Allotment:

As of March 31, 2026
Offering Price of $10.00 per Unit	25% of Maximum Redemption		50% of Maximum Redemption		75% of Maximum Redemption		Maximum Redemption
NTBV	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price	NTBV	Difference between NTBV and Offering Price
Assuming Full Over-Allotment is Exercised
$7.89	$7.37	$2.63	$6.49	$3.51	$4.74	$5.26	$(0.53)	$10.53
Assuming No Over-Allotment is Exercised
$7.91	$7.39	$2.61	$6.52	$3.48	$4.78	$5.22	$(0.45)	$10.45
For purposes of presenting the Maximum Redemption scenario, we have reduced our NTBV after this offering (assuming no exercise of the underwriters’ option to purchase additional units) by $100,000,000 because holders of up to 100% of our public shares may redeem their shares for a pro rata share of the aggregate amount then on deposit in the trust account at a per share redemption price equal to the amount in the trust account as set forth in our tender offer or proxy materials (initially anticipated to be the aggregate amount held in trust two business days prior to the commencement of our tender offer or shareholders meeting, including interest, divided by the number of Class A ordinary shares sold in this offering).
For each of the redemption scenarios above, the NTBV was calculated as follows:
	No Redemptions		25% of Maximum Redemptions		50% of Maximum Redemptions		75% of Maximum Redemptions		Maximum Redemptions
	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment
Public offering price	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00	$10.00
Net tangible book deficit before this offering	$(0.16)	$(0.18)	$(0.16)	$(0.18)	$(0.16)	$(0.18)	$(0.16)	$(0.18)	$(0.16)	$(0.18)
Increase attributable to public shareholders	$8.05	$8.09	$7.52	$7.57	$6.65	$6.70	$4.89	$4.96	$(0.37)	$(0.27)
Pro forma net tangible book value after this offering and the sale of the private placement warrants	$7.89	$7.91	$7.37	$7.39	$6.49	$6.52	$4.74	$4.78	$(0.53)	$(0.45)
Dilution to public shareholders	$2.11	$2.09	$2.63	$2.61	$3.51	$3.48	$5.26	$5.22	$10.53	$10.45
Percentage of dilution to public shareholders	21.1%	20.9%	26.3%	26.1%	35.1%	34.8%	52.6%	52.2%	105.3%	104.5%

	No Redemptions		25% of Maximum Redemptions		50% of Maximum Redemptions		75% of Maximum Redemptions		Maximum Redemptions
	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment	Without Over- Allotment
Numerator:
Net tangible book deficit before this offering	$(448,257)	$(448,257)	$(448,257)	$(448,257)	$(448,257)	$(448,257)	$(448,257)	$(448,257)	$(448,257)	$(448,257)
Net proceeds from this offering and the sale of the private placement warrants(1)	$117,500,000	$102,500,000	$117,500,000	$102,500,000	$117,500,000	$102,500,000	$117,500,000	$102,500,000	$117,500,000	$102,500,000
Plus: Offering costs accrued for or paid in advance, excluded from tangible book value	$456,186	$456,186	$456,186	$456,186	$456,186	$456,186	$456,186	$456,186	$456,186	$456,186
Less: Deferred underwriting commissions(2)	$(4,025,000)	$(3,500,000)	$(4,025,000)	$(3,500,000)	$(4,025,000)	$(3,500,000)	$(4,025,000)	$(3,500,000)	$(4,025,000)	$(3,500,000)
Less: Over-allotment liability	$0	$(128,503)	$0	$(128,503)	$0	$(128,503)	$0	$(128,503)	$0	$(128,503)
Less: Amounts paid for redemptions	$0	$0	$(28,750,000)	$(25,000,000)	$(57,500,000)	$(50,000,000)	$(86,250,000)	$(75,000,000)	$(115,000,000)	$(100,000,000)
Total	$113,482,929	$98,879,426	$84,732,929	$73,879,426	$55,982,929	$48,879,426	$27,232,929	$23,879,426	$(1,517,071)	$(1,120,574)
Denominator:
Ordinary shares outstanding prior to this offering	2,875,000	2,875,000	2,875,000	2,875,000	2,875,000	2,875,000	2,875,000	2,875,000	2,875,000	2,875,000
Less: Ordinary shares forfeited if over-allotment is not exercised	—	(375,000)	—	(375,000)	—	(375,000)	—	(375,000)	—	(375,000)
Ordinary shares offered	11,500,000	10,000,000	11,500,000	10,000,000	11,500,000	10,000,000	11,500,000	10,000,000	11,500,000	10,000,000
Less: Ordinary shares redeemed	—	—	(2,875,000)	(2,500,000)	(5,750,000)	(5,000,000)	(8,625,000)	(7,500,000)	(11,500,000)	(10,000,000)
Total	14,375,000	12,500,000	11,500,000	10,000,000	8,625,000	7,500,000	5,750,000	5,000,000	2,875,000	2,500,000
(1) Expenses applied against gross proceeds include offering expenses of $800,000 (excluding deferred underwriting commissions). See “Use of Proceeds.”
(2) Upon the completion of our initial business combination, the deferred underwriting commissions would be paid as follows: $0.35 per unit on all units sold including those sold pursuant to the underwriters’ option to purchase additional units, or $3,500,000 in the aggregate ($4,025,000 in the aggregate in a Full Over-Allotment) payable to the underwriters for deferred underwriting commissions, but such $0.35 per unit shall be due solely on amounts remaining in the trust account following all properly submitted shareholder redemptions in connection with the completion of our initial business combination. See also “Underwriting” for additional information regarding underwriting compensation.
The following table illustrates the dilution to the public shareholders on a per-share basis, assuming no value is attributed to the warrants included in the units or the private placement warrants:
	Without Over-Allotment		With Over-Allotment
Public offering price		$10.00		$10.00
Net tangible book deficit before this offering	$(0.18)		$(0.16)
Increase attributable to public shareholders	$(0.27)		$(0.37)
Pro forma net tangible book value after this offering and the sale of the private placement warrants		$(0.45)		$(0.53)
Dilution to public shareholders		$10.45		$10.53
Percentage of dilution to public shareholders		104.5%		105.3%
For purposes of presentation, we have reduced our pro forma net tangible book value after this offering (assuming no exercise of the underwriters’ over-allotment option) by $100,000,000 because holders of our public shares may elect to have their shares redeemed for a pro rata share of the aggregate amount then on deposit in the trust account at a per share redemption price equal to the amount in the trust account as set forth in our tender offer or proxy materials (initially anticipated to be the aggregate amount held in trust two business days prior to the commencement of our tender offer or shareholders meeting, including interest earned on the funds held in the trust account (less permitted withdrawals and taxes payable) divided by the number of the then-outstanding public shares).
The following table sets forth information with respect to our sponsor and the public shareholders:
	Shares purchased		Total consideration		Average price per share
	Number	Percentage	Amount	Percentage
Class B Ordinary Shares(1)	2,500,000	20.0%	$25,000	0.025%	$0.01
Public Shareholders	10,000,000	80.0%	100,000,000	99.975%	$10.00
	12,500,000	100.0%	$100,025,000	100.0%
(1) Assumes no exercise of the underwriters’ over-allotment option and the corresponding forfeiture of 375,000 Class B ordinary shares held by our sponsor.
The pro forma net tangible book value per share after the offering (assuming that the underwriters do not exercise their over-allotment option) is calculated as follows:
	Without over-allotment	With over-allotment
Numerator:
Net tangible book deficit before this offering	$(448,257)	$(448,257)
Net proceeds from this offering and sale of the private placement warrants(1)	102,500,000	117,500,000
Plus: Offering costs paid in advance, excluded from tangible book value before this offering	456,186	456,186
Less: Deferred underwriting commissions	(3,500,000)	(4,025,000)
Less: Over-allotment liability	(128,503)	0
Less: Proceeds held in trust subject to redemption(2)	(100,000,000)	(115,000,000)
	$(1,120,574)	$(1,517,071)
Denominator:
Ordinary shares outstanding prior to this offering	2,875,000	2,875,000
Ordinary shares forfeited if over-allotment is not exercised	(375,000)	—
Ordinary shares included in the units offered	10,000,000	11,500,000
Less: Ordinary shares subject to redemption	(10,000,000)	(11,500,000)
	2,500,000	2,875,000
(1) Expenses applied against gross proceeds include offering expenses of $800,000 and underwriting commissions of $2,000,000 or $2,300,000 if the underwriters exercise their over-allotment option (excluding deferred underwriting fees). See “Use of Proceeds.”
(2) If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, directors, executive officers, advisors or their affiliates may purchase public shares in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination. In the event of any such purchases of our shares prior to the completion of our initial business combination, the number of Class A ordinary shares subject to redemption will be reduced by the amount of any such purchases, increasing the pro forma net tangible book value per share. See “Proposed Business—Permitted Purchases of Our Securities.”

Capitalization
The following table sets forth our capitalization at March 31, 2026, and as adjusted to give effect to the filing of our amended and restated memorandum and articles of association, the sale of our units in this offering and the private placement warrants and the application of the estimated net proceeds derived from the sale of such securities:
	March 31, 2026
	Actual	As adjusted(1)
Note payable to related party(2)	$—	$0
Deferred underwriting commissions	—	3,500,000
Over-allotment liability	—	128,503
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, actual and adjusted; 0 and 10,000,000 Class A ordinary shares are subject to possible redemption, actual and adjusted, respectively(3)	—	100,000,000
Preference shares, $0.0001 par value; 1,000,000 preference shares authorized, actual and adjusted; 0 preference shares issued and outstanding, actual and as adjusted	—	—
Class B ordinary shares, $0.0001 par value, 30,000,000 shares authorized, actual and as adjusted; 2,875,000 and 2,500,000 Class B ordinary shares issued and outstanding, actual and as adjusted, respectively	288	250
Additional paid-in capital	24,712	—
Accumulated deficit	(17,071)	(1,120,824)
Total shareholder’s equity	$7,929	$(1,120,574)
Total capitalization	$7,929	$102,507,929
(1) Assumes no exercise of the underwriters’ over-allotment option and the corresponding forfeiture of 375,000 Class B ordinary shares held by our sponsor.
(2) Our sponsor has agreed to loan us up to $400,000 under an unsecured promissory note to be used for a portion of the expenses of this offering. As of March 31, 2026, no amounts were outstanding under the promissory note with our sponsor.
(3) In connection with our initial business combination, we will provide our public shareholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the completion of the initial business combination, including interest earned on the funds held in the trust account (less permitted withdrawals and taxes payable), divided by the number of the then-outstanding public shares, subject to the limitations created by the terms of the proposed business combination.

Management’s discussion and analysis of financial
condition and results of operations
Overview
We are a blank check company incorporated on March 25, 2026 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to as our initial business combination. We have not selected any business combination target. We have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. The issuance of additional ordinary shares or preference shares in a business combination:
•
may significantly dilute the equity interest of investors in this offering, which dilution would increase if the anti-dilution provisions in the Class B ordinary shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares;

•
may subordinate the rights of holders of Class A ordinary shares if preference shares are issued with rights senior to those afforded our Class A ordinary shares;

•
could cause a change in control if a substantial number of our Class A ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•
may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us;

•
may adversely affect prevailing market price for our units; and

•
may not result in adjustment to the exercise price of our warrants.

Similarly, if we issue debt securities or otherwise incur significant debt, it could result in:
•
default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•
our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•
our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•
our inability to pay dividends on our Class A ordinary shares;

•
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our Class A ordinary shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•
limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•
increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation or prevailing interest rates;

•
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes; and

•
other disadvantages compared to our competitors who have less debt.

As indicated in the accompanying financial statements, as of March 31, 2026, we had no cash and deferred offering costs of approximately $456,186. Further, we expect to incur significant costs in the pursuit of our initial business combination. We cannot assure you that our plans to complete our initial business combination will be successful.
Results of Operations and Known Trends or Future Events
We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for this offering. Following this offering, we will not generate any operating revenues until after the completion of our initial business combination. We will generate non-operating income in the form of interest income on cash and cash equivalents after this offering. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited financial statements. After this offering, we expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. We expect our expenses to increase substantially after the closing of this offering.
Liquidity and Capital Resources
Our liquidity needs have been satisfied prior to the completion of this offering through a contribution of (i) $25,000 from our sponsor to cover certain of our offering costs in exchange for the issuance of the founder shares to our sponsor and (ii) and loans to us of up to $400,000 by our sponsor under an unsecured promissory note. As of March 31, 2026, there were no amounts outstanding under the unsecured promissory note. We estimate that the net proceeds from (i) the sale of the units in this offering, after deducting offering expenses of $800,000, underwriting commissions of $2,000,000, or $2,300,000 in a Full Over-Allotment (excluding deferred underwriting commissions of $3,500,000, or $4,025,000 in a Full Over-Allotment) and (ii) the sale of the private placement warrants for a purchase price of $5,300,000 ($5,600,000 in a Full Over-Allotment) will be $102,500,000 ($117,500,000 in a Full Over-Allotment). $100,000,000 ($115,000,000 in a Full Over-Allotment) will be held in the trust account, which includes the deferred underwriting commissions described above. The proceeds held in the trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. The remaining $2,500,000 will not be held in the trust account. In the event that our offering expenses exceed our estimate of $800,000, we may fund such excess with funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $800,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.
We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (less Permitted Withdrawals and deferred underwriting commissions), to complete our initial business combination. We may withdraw interest income (if any) to pay taxes, if any. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the trust account. We expect the interest income earned on the amount in the trust account (if any) will be sufficient to pay our taxes. Additionally, we are permitted to make Working Capital Withdrawals from the trust account to fund our working capital requirements, subject to an annual limit of $500,000 (plus the rollover of unused amounts from prior years) (provided that only $250,000, plus the rollover of unused amounts from prior years of interest earned on the funds held in the trust account may be released to us during the six-month period that will begin 24 months from the closing of this offering if we have executed a letter of intent for an initial business combination within 24 months from the closing of this offering). Such Working Capital Withdrawals may only be made from interest earned on and not from the principal held in the trust account. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

Prior to the completion of our initial business combination, we will have available to us funds released to us as Working Capital Withdrawals, the $2,500,000 of proceeds held outside the trust account, as well as certain funds from loans from our sponsor. We will use these funds to primarily identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.
We do not believe we will need to raise additional funds following this offering to meet the expenditures required for operating our business prior to our initial business combination, other than funds available from loans from our sponsor. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. To fund working capital deficiencies or finance transaction costs in connection with an initial business combination, our sponsor, an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the trust account or funds released to us as Working Capital Withdrawals to repay such loaned amounts but no proceeds from our trust account (other than Working Capital Withdrawals) would be used for such repayment. Up to $2,000,000 of such loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants. The terms of such loans have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our sponsor, an affiliate of our sponsor or certain of our officers or directors as we do not believe third parties will be willing to loan such funds and provide a waiver of the right to seek access to funds in our trust account.
We expect our primary liquidity requirements during that period to include approximately $1,160,000 for legal, accounting, due diligence, travel and other expenses associated with structuring, negotiating and documenting prospective business combinations; $175,000 for legal and accounting fees related to regulatory reporting requirements; $400,008 for office space, utilities, secretarial support and administrative services; $85,000 for          continued listing fees; $200,000 for director and officer liability insurance premiums; and $479,992 for general working capital that will be used for miscellaneous expenses and reserves.
These amounts are estimates and may differ materially from our actual expenses. In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business combination and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.
Moreover, we may need to obtain additional financing to complete our initial business combination, either because the transaction requires more cash than is available from the proceeds held in our trust account, or because we become obligated to redeem a significant number of our public shares in connection with our initial business combination. In such event, we may issue additional securities or incur debt in connection with such business combination. If we have not completed our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account.

Controls and Procedures
We are not currently required to maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act. We will be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2027. If we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company we would be required to comply with the independent registered public accounting firm attestation requirement on internal control over financial reporting. Further, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Among others, those exceptions include being required to comply with the independent registered public accounting firm attestation requirement.
Prior to the closing of this offering, we have not completed an assessment, nor have our auditors tested our systems, of our internal controls. We expect to assess the internal controls of our target business or businesses prior to the completion of our initial business combination and, if necessary, to implement and test additional controls as we may determine are necessary to state that we maintain an effective system of internal controls. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of internal controls. Many small and mid-sized target businesses we may consider for our initial business combination may have internal controls that need improvement in areas such as:
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staffing for financial, accounting and external reporting areas, including segregation of duties;

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reconciliation of accounts;

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proper recording of expenses and liabilities in the period to which they relate;

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evidence of internal review and approval of accounting transactions;

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documentation of processes, assumptions and conclusions underlying significant estimates; and

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documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expenses in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financing reporting.
Once our management’s report on internal controls is complete, we will retain our independent auditors to audit and render an opinion on such report when required by Section 404. The independent auditors may identify additional issues concerning a target business’s internal controls while performing their audit of internal control over financial reporting.
Quantitative and Qualitative Disclosures about Market Risk
The net proceeds of this offering and the sale of the private placement warrants held in the trust account will be invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.
Off-balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results
As of March 31, 2026, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus as we have not conducted any operations to date.

JOBS Act
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Proposed business
Our Company
We are a blank check company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to as our initial business combination. Our only activities since inception have been organizational activities and those necessary to prepare for this offering. We have not selected any business combination target. We have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. Our team has a history of executing transactions in multiple geographies and under varying economic and financial market conditions. Although we may pursue an acquisition in a number of industries or geographies, we intend to capitalize on the broader Ares platform where we believe a combination of our relationships, knowledge and experience across industries can effect a positive transformation or augmentation of an existing business.
Our sponsor is an affiliate of Ares, a leading global alternative investment adviser. Given Ares’ investment capabilities, we believe our team has the required investment, operational, due diligence and capital raising resources to effect a business combination with an attractive target and to position it for long-term success in the public markets.
While we may pursue an initial business combination target in any industry or sector, geography, or stage of its corporate evolution, we intend to focus our search in North America, Europe or Asia. We will pursue an initial business combination with an established business with scale, attractive growth prospects and sustainable competitive advantages. We believe there is a large universe of such businesses that could benefit from a public listing, and that we will be able to offer a differentiated and compelling value proposition to them.
Our Sponsor and Ares
Our sponsor is an affiliate of Ares, a leading, publicly traded, global alternative investment manager with $623 billion of assets under management and over 4,250 employees in over 55 offices in more than 25 countries as of December 31, 2025. Ares offers its investors a range of investment strategies and seeks to deliver attractive performance to an investor base that includes over 2,850 direct institutional relationships and a significant retail investor base across its publicly-traded funds, sub-advised accounts and perpetual wealth vehicles. Since its inception in 1997, Ares has adhered to a disciplined investment philosophy that focuses on delivering strong risk-adjusted investment returns through market cycles. Ares believes each of its distinct but complementary investment groups in Credit, Real Assets, Secondaries and Private Equity is a market leader based on assets under management and investment performance. Ares believes it creates value for its stakeholders not only through its investment performance, but also by expanding its product offerings, enhancing its distribution channels, increasing its global presence, investing in its non-investment functions, securing strategic partnerships and completing strategic acquisitions and portfolio purchases.
Ares operates as an integrated investment platform with a collaborative culture that emphasizes sharing of knowledge and expertise. Ares believes the exchange of information enhances its ability to analyze investments, deploy capital and improve the performance of its funds and portfolio companies. Ares has established deep and sophisticated independent research capabilities in over 55 industries and insights from investments in over 2,150 companies, over 1,900 alternative credit investments, over 1,300 properties, over 90 infrastructure assets and over 1,000 limited partnership interests in investment funds.
We believe that AAC III will benefit directly and indirectly from its affiliation with the broader Ares organization through access to corporate and private relationships, sector expertise and the engagement of senior investment professionals leading the origination and execution of potential business combinations.
Ares has highly experienced global teams with a local presence who have operated through multiple market cycles and have deep relationships. This includes 160+ partner-level professionals across investment groups with an average of 25 years of industry experience. The professionals across Ares benefit from market insights from Ares’ broad portfolio of investments in direct companies, properties, infrastructure projects and asset backed finance assets.
In addition, AAC III is supported by Ares’ global investment platform, which is diversified across key sub-sectors and provides significant breadth of experience, relationships and resources. Ares Credit Group is one of the largest managers of non-investment grade credit strategies with approximately $407 billion of AUM and 560+ investment professionals. Ares Real Assets Group has broad capabilities across real estate and infrastructure strategies with approximately $139 billion of AUM and 870+ investment professionals. Ares Secondaries Group is focused on private equity, credit, infrastructure and real estate, and has approximately $42 billion of AUM with 90 investment professionals. Ares Private Equity Group has a global presence and approximately $25 billion in AUM with 90+ investment and research professionals. Across each investment group, we leverage our longstanding relationships, considerable scale, research, industry knowledge and structuring expertise to invest actively across capital structures with a focus on selecting the best risk-adjusted returns. We believe AAC III will benefit from this integrated platform through differentiated sourcing, data-driven investment evaluation and value creation capabilities, including access to Ares’ specialized resources and expertise across its investment groups.
Ares has differentiated capabilities in artificial intelligence through its AI Innovation Group, which we believe offer us sourcing, underwriting and value creation benefits. Ares recognized the importance of emerging AI capabilities to support its global investment activities and in February 2024, acquired BootstrapLabs, an AI-focused venture capital firm based in Silicon Valley. We believe BootstrapLabs was one of the first VC firms to launch a dedicated AI-first investment strategy, deploying capital into the sector beginning in 2015. The BootstrapLabs team formed the foundation of the AI Innovation Group at Ares, and we believe that their early focus on AI has given Ares deep domain experience that can be applied across Ares’ investment platforms and portfolio companies.
We believe Ares’ AI capabilities will offer us sourcing benefits. Specifically, we believe Ares’ long-standing relationships across private markets, combined with the AI Innovation Group’s network of participants within the AI ecosystem, enhance our ability to originate proprietary opportunities, particularly within AI-enabled and technology-driven businesses. We believe our access to the AI Innovation Group offers us a distinct strategic advantage.
Given the scale of the broader Ares platform, we believe we are well positioned to source a proprietary business combination target for AAC III, including in sectors where disruptive technology and AI are increasingly important investment themes and drivers of value. For Ares’ prior SPAC vehicles, we identified more than 1,000 potential opportunities, executed approximately 60 non-disclosure agreements, submitted 15 letters of intent and signed two business combination agreements, X-Energy and Kodiak. Both of these targets were sourced on a proprietary basis, reflecting our ability to leverage the breadth of Ares’ investment platform and deep collaboration across its investment teams to identify differentiated opportunities and engage directly with management teams. AAC II completed its business combination with Kodiak. In connection with that transaction, Kodiak was renamed Kodiak AI, Inc. and its securities are currently trading on Nasdaq. AAC’s business combination with X-Energy did not close, however Ares affiliates remained invested in X-Energy. X-Energy, Inc., a holding company whose principal asset consists of ownership of equity interests in X-Energy, recently completed its initial public offering and is currently trading on Nasdaq. See “Proposed Business—Experience with Other SPACs.”
Ultimately, we believe the broad resources of the Ares platform, will widen our universe of potential opportunities and allow us to be highly selective in pursuing our initial business combination. However, an investment in this offering or our company is not an investment in Ares or an Ares fund.
Our Management Team
Our management team is led by David B. Kaplan, our Chief Executive Officer, and Michael J Arougheti, who intend to leverage the resources of Ares to fulfill our corporate mission and also leverage the complementary experience and networks of our independent director nominees, as further described below.

David B. Kaplan serves as Chief Executive Officer and is Co-Chairman of the board of directors of AAC III. Mr. Kaplan is a Co-Founder, Director and Partner of Ares Management Corporation. He serves on several Ares Investment Committees including, among others, the Ares Private Equity Group’s Corporate Opportunities, Energy Opportunities and Extended Value Investment Committees. Additionally, Mr. Kaplan served as the Chief Executive Officer and Co-Chairman of the board of directors of AAC II from April 2021 to September 2025 and from January 2021 to November 2023, he served as Co-Chairman of the board of directors of AAC. Mr. Kaplan also served as Co-Chairman of the Ares Private Equity Group from August 2003 to December 2022. Mr. Kaplan joined Ares in 2003 from Shelter Capital Partners, LLC, where he was a Senior Principal from June 2000 to April 2003. From 1991 through 2000, Mr. Kaplan was a Senior Partner of Apollo Management, L.P. and its affiliates. Prior to Apollo, Mr. Kaplan was a member of the Investment Banking Department at Donaldson, Lufkin & Jenrette Securities Corp. Mr. Kaplan currently serves on the supervisory board of directors of LuxExperience B.V., formerly known as MYT Netherlands Parent B.V. Mr. Kaplan also serves as a member of the board of directors of X-Energy, Inc. and as the Chairman of the board of directors of the parent entity of Cooper’s Hawk Winery & Restaurants. Mr. Kaplan’s previous public company board experience includes Floor & Decor Holdings, Inc., Maidenform Brands, Inc., where he served as the company’s Chairman, GNC Holdings, Inc., Dominick’s Supermarkets, Inc., Stream Global Services, Inc., Orchard Supply Hardware Stores Corporation, Smart & Final Stores, Inc. and Allied Waste Industries Inc. Mr. Kaplan also currently serves as Chairman of the board of directors of Cedars-Sinai Medical Center and is on the board of trustees at the Los Angeles County Museum of Art (LACMA). Mr. Kaplan sits on the President’s Advisory Group of the University of Michigan, where he graduated with High Distinction, Beta Gamma Sigma, with a Bachelor of Business Administration degree, concentrating in Finance.
Michael J Arougheti serves as Co-Chairman of the board of directors of AAC III. Mr. Arougheti is a Co-Founder, the Chief Executive Officer and a Director of Ares Management Corporation. He is a member of the Ares Operating Committee, the Ares Enterprise Risk Committee and is Co-Chairman on the board of directors of the Ares Charitable Foundation. He additionally serves as a Director and Executive Vice President of Ares Capital Corporation. From April 2021 to September 2025, Mr. Arougheti served as Co-Chairman of AAC II and from January 2021 to November 2023, he served as Co-Chairman of the board of directors of AAC. From 2011 to 2024, Mr. Arougheti served as Director of Ares Commercial Real Estate Corporation. Mr. Arougheti also is a member of the Ares Credit Group’s Pathfinder Investment Committee, the Ares Equity Income Opportunity Strategy Portfolio Review Committee and the Ares Sports, Media and Entertainment Investment Committee. Prior to joining Ares in 2004, Mr. Arougheti was employed by RBC, where he was a Managing Partner of the Principal Finance Group of RBC Capital Partners and a member of the firm’s Mezzanine Investment Committee. Mr. Arougheti oversaw an investment team that originated, managed and monitored a diverse portfolio of middle-market leveraged loans, senior and junior subordinated debt, preferred equity and common stock and warrants on behalf of RBC and other third-party institutional investors. Mr. Arougheti joined RBC in October 2001 from Indosuez Capital, where he was a Principal and an Investment Committee member, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. Prior to joining Indosuez in 1994, Mr. Arougheti worked at Kidder, Peabody & Co., where he was a member of the firm’s Mergers and Acquisitions Group. Mr. Arougheti also serves on the board of directors of Operation HOPE, a not-for-profit organization focused on expanding economic opportunity in underserved communities through education and empowerment and on the board of trustees of New York-Presbyterian Hospital. Mr. Arougheti received a B.A. in Ethics, Politics and Economics, cum laude, from Yale University.
Experience with Other SPACs
Affiliates of Ares have previously sponsored two SPACs: AAC and AAC II. AAC raised $1.0 billion in its initial public offering in February 2021 at an initial public offering price of $10.00 per unit. On December 5, 2022, AAC entered into a business combination agreement with X-Energy. On October 31, 2023, AAC and X-Energy entered into a termination agreement, effective as of such date, pursuant to which the parties agreed to mutually terminate the business combination agreement. AAC and X-Energy determined to terminate the business combination due to a number of factors, including: (i) the challenging market conditions; (ii) peer-company trading performance; and (iii) a balancing of the benefits and drawbacks of becoming a publicly traded company under the circumstances at the time. Subsequent to the termination of the business agreement, the shares of AAC were delisted and deregistered with NYSE on November 7, 2023, and subsequently all operation ceased. Mr. Kaplan served as Chief Executive Officer, Jarrod Phillips served as Chief Financial Officer, Allyson Satin served as Chief Operating Officer and Peter Ogilvie served as Executive Vice President of Strategy of AAC. Mr. Kaplan and Mr. Arougheti served as Co-Chairmen of AAC’s board of directors. Affiliates of Ares continue to be investors in X-Energy and have made additional investments in the Company. On April 27, 2026, X-Energy, Inc., a holding company whose principal asset consists of ownership of equity interests in X-Energy, completed its initial public offering and its securities are currently trading on Nasdaq. Mr. Kaplan and Ms. Satin currently serve on the X-Energy, Inc. board of directors.
AAC II raised $500 million in its initial public offering in April 2023 at an initial public offering price of $10.00 per unit. On April 14, 2025, AAC II entered into a business combination agreement with Kodiak, a leading provider of AI-powered autonomous vehicle technology. In September 2025, AAC II completed its business combination with Kodiak. In connection with the business combination, AAC II was renamed Kodiak AI, Inc. and its securities are currently trading on Nasdaq. The business combination between AAC II and Kodiak ascribed a pre-money equity value of approximately $2.5 billion to Kodiak, with existing Kodiak equity holders rolling 100% of their interests into the combined company. Mr. Kaplan served as Chief Executive Officer, Jarrod Phillips served as Chief Financial Officer, Allyson Satin served as Chief Operating Officer and Peter Ogilvie served as Executive Vice President of Strategy of AAC II. Mr. Kaplan and Mr. Arougheti served as Co-Chairmen of AAC II’s board of directors.
We believe that we will benefit from the valuable experience gained by our management team during the launch and operation of AAC and AAC II, including the process of evaluating numerous target companies and industry sectors. The past performance of neither our directors and executive officers nor Ares and its affiliates is a guarantee of either (i) success with respect to a business combination that may be completed or (ii) the ability to successfully identify and execute a transaction. You should not rely on the historical record of management or Ares and its affiliates as indicative of future performance. See “Risk Factors—Past performance by Ares or its affiliates, AAC, AAC II or our directors and executive officers may not be indicative of future performance of an investment in us, and we may be unable to provide positive returns to shareholders.” For a list of our executive officers and entities for which a conflict of interest between such officers and the company may or does exist, please refer to “Management—Conflicts of Interest.”
Our Business Strategy and Competitive Advantage
We currently intend to identify, acquire and manage a high quality business that can benefit from our global investment presence, strong self-origination capabilities and underwriting experience to drive ongoing value creation post-business combination in the public markets. We intend to capitalize on the ability of our management team and Ares to identify opportunities that have the potential to benefit from the Ares platform and generate attractive risk-adjusted returns for our shareholders. More specifically, we believe Ares offers the following key advantages, which can help us identify and complete a successful business combination:
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Global and Scaled Investing Presence with Highly Collaborative Culture: Ares manages approximately $623 billion of assets under management with approximately 1,650 investment professionals across more than 55 offices as of December 31, 2025. This has the potential to create meaningful advantages to source attractive transactions across various investment strategies. Ares promotes collaboration amongst its investment professionals to share ideas, relationships and information across the groups, which further enables it to effectively source, evaluate and manage investments. It also leverages its operations management group to help drive the efficiencies across platforms and support its investment process. Ares believes this exchange of information enhances its ability to analyze investments, deploy capital and improve the performance of its funds and portfolio companies. This collaboration takes place on a daily basis and is formally promoted through internal systems and widely attended weekly or monthly meetings. In each case where collaboration across teams and sectors occurs, Ares believes it has a meaningful positive impact on investment decisions.

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Robust Sourcing and Underwriting Capabilities: Ares investment professionals’ local market presence and ability to effectively cross-source for other investment groups generates a robust pipeline of high-quality investment opportunities across its platform. Ares has investments in over 2,150 portfolio companies and Ares’

relationship network includes more than 520 financial sponsors in the U.S. and more than 435 in Europe with whom Ares is a key direct lending relationship. In addition, Ares has relationships with privately held companies, investment advisors, boutique investment banks, law firms, consultants and other parties. Ares has differentiated capabilities in artificial intelligence through its AI Innovation Group, which we believe offer us sourcing and underwriting benefits. We believe Ares’ long-standing relationships across private markets, combined with the AI Innovation Group’s network of participants within the AI ecosystem, enhance our ability to originate proprietary opportunities, particularly within AI-enabled and technology-driven businesses. We believe the application of AI-driven data analysis and market mapping tools can augment our traditional sourcing processes by efficiently identifying potential sectors and targets. We expect AAC III to benefit from Ares’ broad market presence and AI capabilities.
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Extensive Market Knowledge: Within its integrated investment framework, Ares has established deep and sophisticated independent research capabilities in approximately 55 industries with insights from active and previous investments. Further, its extensive network of investment professionals includes local and other individuals based in its markets with the knowledge, experience and relationships that enable them to identify and take advantage of a wide range of investment opportunities. This extensive market knowledge has a meaningful impact on investment decisions and facilitates a more holistic view of a transaction. We believe Ares’ broad and deep interdependencies and its research and operational infrastructure well-positions AAC III to complete a successful business combination.

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Public Markets Experience Through Prior SPACs, Portfolio Exits and Ares Vehicles: AAC III is the third special purpose acquisition company sponsored by Ares affiliates since 2021. In September 2025, AAC II completed its business combination with Kodiak. In addition to Ares’ SPAC sponsorship experience, Ares has an extensive track record of portfolio company monetizations in its Private Equity business through initial public offerings, including Mytheresa, The AZEK Company, Inc., Floor & Decor Holdings, Inc., GNC Holdings, Inc., Maidenform Brands, Inc., Smart & Final Stores, Inc., Savers Value Village, Inc., Douglas Dynamics, Inc., Air Lease Corporation, California Resources Corporation, Rent The Runway, Inc., Frontier Communications Parent, Inc. and others. Additionally, Ares is publicly-listed on the NYSE and certain of its subsidiaries act as the external manager for three publicly-traded investment vehicles. Furthermore, Ares’ publicly traded-funds and its perpetual wealth vehicles account for $108 billion of AUM as of December 31, 2025. We believe Ares’ prior experience, combined with its robust public investor relations capabilities, will benefit AAC III following a business combination.

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Deep Value Creation Capabilities: The members of the Ares platform have extensive experience working closely with management teams and board members to assist with ongoing value creation and have gained experience managing AAC and AAC II. By leveraging this experience, we believe AAC III is well-positioned to understand key trends, assess areas of revenue and margin upside, detect potential risks and structure transactions to maximize the potential for value creation. AAC III will have access to Ares’ network of high-quality, well-respected third-party operating advisors who are well equipped to maximize value creation post-business combination. Given Ares’ meaningful public investor relations capabilities, AAC III is positioned to prepare and support a target’s successful operation in the public markets.

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Capital Structure Optimization and Support: AAC III may benefit from Ares’ over 2,850 institutional investor relationships as of December 31, 2025. Ares’ high-quality institutional investor base includes corporate and public pension funds, insurance companies, sovereign wealth funds, banks, investment managers, endowments and foundations. Additionally, Ares has very strong relationships with many leading commercial and investment banks globally and a track record of successfully accessing the capital markets.

With respect to the foregoing examples, past performance of Ares, Ares funds, AAC and AAC II is not a guarantee either (i) that we will be able to identify a suitable candidate for our initial business combination or (ii) of success with respect to any business combination we may complete. You should not rely on the historical record of Ares’, Ares funds’, AAC’s, AAC II’s or our management’s performance as indicative of our future performance. An investment in us is not an investment in the Ares funds.

Our Acquisition Criteria
Consistent with our strategy, we have identified the following general criteria and guidelines that we believe will be important in evaluating prospective target businesses. We will target one or more businesses that we believe have the following core attributes:
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a differentiated and sustainable business model with a defensible market position;

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strong people, processes and culture;

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attractive growth prospects, including an ability to capitalize on positive secular tailwinds and impactful macro-level trends;

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a strong customer base;

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sufficient scale and resources to achieve a successful transition into the public market;

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will benefit from having a public currency to enhance its ability to grow organically and/or through M&A; and

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will benefit from Ares’ relationships and deep value creation capabilities.

We may pursue an initial business combination target in any business or industry.
These criteria and guidelines are not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general criteria and guidelines as well as other considerations, factors and criteria that our directors and executive officers may deem relevant. We may decide to enter into our initial business combination with a target business that does not meet these criteria and guidelines. If we decide to enter into our initial business combination with a target business that does not meet the above criteria and guidelines, we will disclose that the target business does not meet the above criteria in our shareholder communications related to our initial business combination. These communications would be in the form of tender offer documents or proxy solicitation materials that we would file with the SEC.
Our Acquisition Process
The Ares investment process leverages the power of the Ares platform and an extensive network of professionals across investment areas to identify and source attractive risk adjusted return opportunities while emphasizing capital preservation. Ares utilizes its collective market and company knowledge, proprietary internal industry and company research, third party information and financial modeling to drive fundamental analysis and investment selection.
At the center of Ares’ investment process is a systematic approach, which is AI-enabled, that emphasizes rigorous due diligence at the company and market level in addition to a risk-adjusted return value assessment. This investment process is comprised of five stages: (1) generate a robust pipeline, (2) perform initial screening, (3) conduct due diligence, (4) drive transaction structuring, funding and overall execution, and (5) use a systematic approach to value creation. We believe we will benefit from the same approach as we pursue our initial business combination.
In evaluating a prospective target business, we expect to conduct a thorough due diligence review that may encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, and a review of financial, operational, legal and other information about the target and its industry. We will also utilize our operational and capital planning experience. We have also recruited Atish Banerjea and Dr. Ronald D. Sugar to act as senior advisors and provide their significant experience as we evaluate prospective target businesses. In addition to advising us on assessment of key risks and opportunities and due diligence, our senior advisors may also advise us after the completion of our initial business combination in overseeing our strategy and value creation plan where relevant expertise exists. Atish Banerjea is the Chief Information Officer of Meta Platforms, Inc. and Dr. Ronald D. Sugar is Independent Chairperson of the board of directors of Uber Technologies, Inc. and former Chairman of the board and Chief

Executive Officer of Northrop Grumman Corporation. We may also engage third-party consultants and other resources to assist us with our due diligence search for a target business.
We are not prohibited from pursuing an initial business combination with a company that is affiliated with Ares, our sponsor, or our officers or directors. In the event we seek to complete our initial business combination with a company that is affiliated with Ares, our sponsor, officers or directors, we, or a committee of independent directors, may obtain an opinion that our initial business combination is fair to our company from a financial point of view from an independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria.
Our directors and executive officers may directly or indirectly own our ordinary shares or private placement warrants following this offering, and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Further, our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors is included by a target business as a condition to any agreement with respect to our initial business combination.
Initial Business Combination
We are not presently engaged in any substantive commercial business and we will not engage in any substantive commercial business for an indefinite period of time following this offering. We intend to utilize cash from the proceeds of this offering and the private placement, as well as our equity, debt, if any, or a combination of these, in effecting a business combination. Accordingly, investors in this offering are investing without first having an opportunity to evaluate the specific merits or risks of any one or more business combinations. A business combination may involve the acquisition of, or merger with, a company that does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays and significant expense. In the alternative, we may seek to complete a business combination with a company that may be financially unstable or in its early stages of development or growth.
If we decide to allow shareholders to sell their shares to us in a tender offer, we will file tender offer documents with the SEC, which will contain substantially the same financial and other information about the initial business combination as is required under the SEC’s proxy rules. If we seek shareholder approval of our initial business combination, we will complete our initial business combination only if approved as an ordinary resolution under Cayman Islands law. To approve any such resolution, Cayman Islands law requires the affirmative vote of a majority of the shares held by shareholders who attend and vote at a general meeting of the company to approve the initial business combination. The decision as to whether we will seek shareholder approval of our proposed business combination or allow shareholders to sell their shares to us in a tender offer will be made by us, in our sole, subjective discretion. That decision will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require us to seek shareholder approval.
We have 24 months from the closing of this offering, until the end of the Extended Period or until such earlier date as our board of directors may approve to complete our initial business combination. If we anticipate that we may be unable to complete our initial business combination within such 24-month period or within the Extended Period, if applicable, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must complete our initial business combination. If we seek shareholder approval for an extension, holders of Class A ordinary shares will be offered an opportunity to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of then issued and outstanding Class A ordinary shares, subject to applicable law.
If we are unable to complete an initial business combination within the applicable time period, we will redeem 100% of our issued and outstanding public shares for a pro rata portion of the funds held in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of then outstanding public shares, subject to applicable law. Assuming we do not deposit additional funds into the trust account to extend the time period in which we are required to complete our initial business combination, we expect the pro rata redemption price to be approximately $10.00 per public share (regardless of whether or not the underwriters exercise their over-allotment option), without taking into account any interest or other income earned on such funds. However, we cannot assure you that we will in fact be able to distribute such amounts as a result of claims of creditors, which may take priority over the claims of our public shareholders.
The          rules require that our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the net assets held in the trust account (excluding the amount of deferred underwriting discounts held in the trust account and taxes payable on the income earned on the trust account) at the time of signing the agreement to enter into the initial business combination. Our board of directors will make the determination as to the fair market value of our initial business combination. If our board of directors is not able to independently determine the fair market value of the target business or businesses, or if we are considering an initial business combination with an affiliated entity, we will obtain an opinion with respect to the satisfaction of such criteria from an independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria. We do not intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination. We also will not be permitted to effectuate our initial business combination with another blank check company or a similar company with nominal operations. Subject to these limitations, our directors and executive officers will have virtually unlimited flexibility in identifying and selecting one or more prospective businesses.
We may, at our option, pursue an acquisition opportunity jointly with Ares, one or more parties affiliated with Ares, including officers and affiliates of Ares, or Ares funds, or investors in such Ares funds. Any such party may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by borrowing from or issuing to such parties a class of equity or debt securities. Any such issuances of equity securities could dilute the interests of our existing shareholders. The amount and other terms and conditions of any such joint acquisition or specified future issuance would be determined at the time of such joint acquisition or issuance.
We may structure our initial business combination so that the post-business combination company in which our public shareholders own or acquire shares will own or acquire 100% of the outstanding equity interests or assets of the target business or businesses. Alternatively, we may structure our initial business combination such that the post-business combination company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons. We will only complete such business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-business combination company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post-business combination company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock, shares or other equity interests of a target. In this case, we would acquire a 100% interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the outstanding equity interests or assets of a target business or businesses are owned or acquired by the post-business combination company, the portion of such business or businesses that is owned or acquired will be valued for purposes of the 80% of net assets test. If the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses and we will treat the target businesses together as the initial business combination for purposes of a tender offer or for seeking shareholder approval, as applicable.

We may be affected by risks inherent in any company or business with which we choose to pursue an initial business combination. See “Risk Factors.” Although our directors and executive officers will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will fully ascertain or assess all significant risk factors.
The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.
Pursuant to a letter agreement to be entered with us, each of our sponsor, directors and officers will agree to restrictions on its ability to transfer, assign, or sell founder shares, private placement warrants and public units (if any are purchased in connection with the offering), as summarized in the table below. For more information on non-contractual resale restrictions, also see “Description of Securities—Securities Eligible for Future Sale—Rule 144” and “Description of Securities—Securities Eligible for Future Sale—Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies.”
Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
Founder shares	Earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, share consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the completion of our initial business combination, and (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.	Sponsor; directors and officers	Transfers that are deemed a Permitted Transfer (as defined below)
Private placement warrants; warrants issued upon the conversion of working capital loans; and Class A ordinary shares underlying each of the foregoing	30 days after completion of our initial business combination	Sponsor; directors and officers	Transfers that are deemed a Permitted Transfer

Subject Securities	Expiration Date	Natural Persons and Entities Subject to Restrictions	Exceptions to Transfer Restrictions
units, Class A ordinary shares (including, but not limited to, founder shares), private placement warrants or any other securities convertible into, or exercisable or exchangeable for, Class A ordinary shares (but excluding units, Class A ordinary shares or public warrants purchased in this offering or thereafter)	180 days following the effective date of the underwriting agreement for this offering	Sponsor; directors and officers	Transfers that are deemed a Permitted Transfer
The letter agreement will also provide that the sponsor and each director and officer agree that if we seek shareholder approval of a proposed business combination, then in connection with such proposed business combination, they shall (i) vote any ordinary shares they own in favor of any proposed business combination and (ii) not redeem any ordinary shares they own in connection with such business combination. If we seek to complete a proposed business combination by engaging in a tender offer, the sponsor and each director and officer will agree to not sell or tender any ordinary shares they own in such tender offer.
Other Considerations and Conflicts of Interest
We currently do not have any specific business combination under consideration. Ares and our directors and executive officers are regularly made aware of potential business combination opportunities, one or more of which we may desire to pursue. However, we have not selected any business combination target. We have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target.
Compensation of Sponsor, Sponsor’s Affiliates and Directors and Officers
The table below summarizes (i) the number of founder shares and private placement warrants issued or to be issued to our sponsor simultaneously with the completion of this offering and the price paid or to be paid for such shares and (ii) the main items of compensation received or eligible to be received by our sponsor, its affiliates and our or their respective directors and executive officers:
Entity/individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration
Sponsor	2,875,000 Class B ordinary shares(1) (375,000 are subject to forfeiture if the over-allotment option is not exercised)	$25,000
	3,533,333 private placement warrants to be purchased simultaneously with the closing of this offering	$5,300,000
	$16,667 per month	Office space, utilities, secretarial support and administrative services
	Repayment of loans made to us under an unsecured promissory note to cover offering related and organizational expenses	Up to $400,000

Entity/individual	Amount of Compensation to be Received or Securities Issued or to be Issued	Consideration
Ares Management Capital Markets LLC	$ ($ in a Full Over-Allotment)	Consulting and advisory services to us in connection with this offering
Sponsor	Up to $2,000,000 in working capital loans, which may be convertible into warrants of the post-business combination entity at the price of $1.50 per warrant	Working capital loans to finance transaction costs in connection with an initial business combination
Sponsor, our directors or officers, or our or their affiliates	Reimbursement for any out-of-pocket expenses (or an allocable portion of such expenses) incurred for services provided to us before our initial business combination	Services in connection with identifying, investigating and completing an initial business combination
Independent directors	Annual cash compensation of $200,000	For service on our board of directors

(1) Because our sponsor acquired the founder shares at a nominal price, our public shareholders will incur an immediate and substantial dilution upon the closing of this offering, assuming no value is ascribed to the warrants included in the units. See “Risk Factors—Risks Relating Ownership of Our Securities—Our sponsor paid a nominal price for the founder shares, and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A ordinary shares.”
Our sponsor, directors and executive officers will directly or indirectly own founder shares and/or private placement warrants following this offering and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. The low price that our sponsor, directors and executive officers (directly or indirectly) paid for the founder shares creates an incentive whereby our officers and directors could potentially make a substantial profit even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. If we do not complete a business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, the founder shares and private placement warrants may expire worthless, which could create an incentive for our sponsor, directors and executive officers to complete a transaction even if we select an acquisition target that subsequently declines in value and is unprofitable for public shareholders. Further, each of our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.
We are not prohibited from pursuing an initial business combination with a company that is affiliated with Ares, our sponsor or any of our executive officers or directors. In the event we seek to complete our initial business combination with a company that is affiliated with Ares, our sponsor or any of our executive officers or directors, we, or a committee of our independent directors, may obtain an opinion from an independent entity that commonly renders valuation opinions that such initial business combination or transaction is fair to our company from a financial point of view from an independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria.
Ares manages multiple investment vehicles, and expects to raise additional funds or accounts in the future, including during the period in which we are seeking our initial business combination. These Ares investment entities are expected to be seeking acquisition opportunities and related financings. We may compete with any one or more of them on any given acquisition opportunity.
In addition, certain of our directors and executive officers currently have, and any of them in the future may have fiduciary, contractual or other obligations or duties to other entities, including Ares, the Ares funds or their current or former portfolio companies. Certain of these entities may have overlapping investment objectives and potential conflicts may arise with respect to Ares’ decision regarding how to allocate investment opportunities among these entities. If any of our directors and executive officers becomes aware of a business combination opportunity that is suitable for a fund or entity to which he or she has then-current fiduciary or contractual obligations (including any Ares funds or their current or former portfolio companies), then, subject to their fiduciary duties under Cayman Islands law, he or she will need to honor such fiduciary or contractual obligations to present such business combination opportunity to such fund or entity, before we can pursue such opportunity. If Ares, the Ares funds or other entities pursue any such opportunity, we may be precluded from pursuing the same. In addition, investment ideas generated within or presented to Ares or our directors and executive officers may be suitable for both us and Ares, a current or future Ares fund or one or more of their portfolio companies and, subject to applicable fiduciary duties or contractual obligations, will first be directed to Ares, such fund, investment vehicle or portfolio company before being directed, if at all, to us. However, we do not expect these fiduciary duties or contractual obligations to materially affect our ability to complete our initial business combination. To the fullest extent permitted by applicable law, our amended and restated memorandum and articles of association provide that: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity (including with respect to any business transaction that may involve another Ares entity) for any director or officer, on the one hand, and us, on the other. Accordingly, none of Ares or our directors or officers will have obligations to present a business combination opportunity to us.
Our directors and officers or Ares or its affiliates, including the Ares funds, have previously sponsored and may sponsor in the future, form or participate in other blank check companies similar to ours during the period in which we are seeking an initial business combination. Any such companies may present additional conflicts of interest in pursuing an acquisition target, particularly to the extent there is overlap among investment mandates and the director and officer teams. In addition, Ares has sponsored other blank check companies in the past and may sponsor other blank check companies similar to ours during the period in which we are seeking an initial business combination, and members of our management team may participate in such blank check companies. Any such blank check company may present additional conflicts of interest in pursuing an acquisition target, particularly if there is overlap among investment mandates and the board and management teams. However, we do not currently expect that any such other blank check company would materially affect our ability to complete our initial business combination.
In addition, our officers and directors are not required to commit any specified amount of time to our affairs, and, accordingly, will have conflicts of interest in allocating time among various business activities, including identifying potential business combinations and monitoring the related due diligence. Moreover, our officers and directors are and in the future will be required to commit time and attention to Ares and current and future Ares funds. To the extent any conflict of interest arises between, on the one hand, us and, on the other hand, any of such entities (including arising as a result of certain of officers and directors being required to offer acquisition opportunities to such entities), Ares and its affiliated funds will resolve such conflicts of interest in their sole discretion in accordance with their then existing fiduciary, contractual and other duties. Consequently, there can be no assurance that such conflict of interest will be resolved in our favor.
Corporate Information
Our executive offices are located at 245 Park Avenue, 44th Floor, New York, New York 10167, and our telephone number is (212) 710-2100.
We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 30 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” Among others, those exceptions include: (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act; (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (iii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If as a result some investors find our securities unattractive there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.
We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of June 30th of that fiscal year; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company so long as (1) the market value of our Class A ordinary shares held by non-affiliates did not equal or exceed $250 million as of the end of our most recently completed second fiscal quarter, or (2) our annual revenues did not equal or exceed $100 million during our most recently completed fiscal year and the market value of our Class A ordinary shares held by non-affiliates did not exceed $700 million as of the end of our most recently completed second fiscal quarter.
Financial Position
With funds available for a business combination initially in the amount of $96,500,000, after payment of the estimated expenses of this offering, anticipated working capital expenses and $3,500,000 of deferred underwriting fees ($110,975,000 after payment of $4,025,000 of deferred underwriting fees in a Full Over-Allotment), we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our initial business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires. However, we have not taken any steps to secure third-party financing and there can be no assurance it will be available to us.
Effecting Our Initial Business Combination
General
We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time following this offering. We intend to effectuate our initial business combination using cash from the proceeds of this offering, the sale of the private placement warrants, our equity, debt, if any, or a combination of these as the consideration to be paid in our initial business combination. We may seek to complete our initial business combination with a company or business that may be financially unstable or in its early stages of development or growth, which would subject us to the numerous risks inherent in such companies and businesses.
If our initial business combination is paid for using equity or debt securities, or not all of the funds released from the trust account are used for payment of the consideration in connection with our initial business combination or used for redemptions of our Class A ordinary shares, we may apply the balance of the cash released to us from the trust account for general corporate purposes, including for maintenance or expansion of operations of the post-business combination company, the payment of principal or interest due on indebtedness incurred in completing our initial business combination, to fund the purchase of other companies or for working capital.
We have not selected any business combination target. We have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable target business, to conduct any research or take any measures, directly or indirectly, to locate or contact a target business, other than our officers and directors. Accordingly, there is no current basis for investors in this offering to evaluate the possible merits or risks of the target business with which we may ultimately complete our initial business combination. Although our directors and executive officers will assess the risks inherent in a particular target business with which we may combine, we cannot assure you that this assessment will result in our identifying all risks that a target business may encounter. Furthermore, some of those risks may be outside of our control, meaning that we can do nothing to control or reduce the chances that those risks will adversely affect a target business.
We may need to obtain additional financing to complete our initial business combination, either because the transaction requires more cash than is available from the proceeds held in our trust account, or because we become obligated to redeem a significant number of our public shares in connection with our initial business combination. In such event, we may issue additional securities or incur debt in connection with such business combination. There are no prohibitions on our ability to issue securities or incur debt in connection with our initial business combination. We are not currently a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities, the incurrence of debt or otherwise.
Sources of Target Businesses
Our process of identifying acquisition targets will leverage Ares’ and our directors and executive officers’ industry experiences, proven deal sourcing capabilities and broad and deep network of relationships in numerous industries, including executives and management teams, private equity groups and other institutional investors, large business enterprises, lenders, investment bankers and other investment market participants, restructuring advisers, consultants, attorneys and accountants, which we believe should provide us with a number of business combination opportunities. We expect that the collective experience, capability and network of Ares and our directors and executive officers, combined with their individual and collective reputations in the investment community, will help to create prospective business combination opportunities.
We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment market participants and private equity groups, investment banking firms, consultants, accounting firms and large business enterprises. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to target businesses in which they think we may be interested on an unsolicited basis, since many of these sources will have read this prospectus and know what types of businesses we are targeting. Our officers and directors, as well as their affiliates, may also bring to our attention target business candidates that they become aware of through their business contacts as a result of formal or informal inquiries or discussions they may have, as well as attending trade shows or conventions. In addition, we expect to receive a number of proprietary deal flow opportunities that would not otherwise necessarily be available to us as a result of the business relationships of our officers and directors.

While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms, including one of the underwriters of this offering or one of their respective affiliates, or other individuals in the future, in which event we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. In addition, the underwriters of this offering may provide these services without additional compensation. We will formally engage a finder only to the extent our directors and executive officers determines that the use of a finder may bring opportunities to us that may not otherwise be available to us or if finders approach us on an unsolicited basis with a potential transaction that our directors and executive officers determine is in our best interest to pursue. Payment of finder’s fees is customarily tied to completion of a transaction, in which case any such fee will be paid out of the funds held in the trust account. In no event, however, will our sponsor or any of our existing officers or directors, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render to effectuate, the completion of our initial business combination (regardless of the type of transaction that it is). However, certain affiliates of our sponsor will be entitled to reimbursement for any out-of-pocket expenses (or an allocable portion of such out-of-pocket expenses), to the extent that such affiliates incur expenses for services provided to us before our initial business combination. We have agreed to pay our sponsor a total of $16,667 per month for office space, utilities, secretarial support and administrative services and to reimburse our sponsor for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. Some of our officers and directors may enter into employment or consulting agreements with the post-business combination company following our initial business combination. The presence or absence of any such fees or arrangements will not be used as a criterion in our selection process of a target business.
We are not prohibited from pursuing an initial business combination with a business combination target that is affiliated with our sponsor, officers or directors, or from making the acquisition through a joint venture or other form of shared ownership with our sponsor, officers or directors. In the event we seek to complete our initial business combination with a business combination target that is affiliated with our sponsor, executive officers or directors, we, or a committee of independent directors, may obtain an opinion from an independent entity that commonly renders valuation opinions, that such initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.
Certain of our directors and executive officers currently have, and any of them in the future may have fiduciary, contractual or other obligations or duties to other entities, including Ares, the Ares funds or their current or former portfolio companies. Certain of these entities may have overlapping investment objectives and potential conflicts may arise with respect to Ares’ decision regarding how to allocate investment opportunities among these entities. If any of our directors and executive officers becomes aware of a business combination opportunity that is suitable for a fund or entity to which he or she has then-current fiduciary or contractual obligations (including any Ares funds or their current or former portfolio companies), then, subject to their fiduciary duties under Cayman Islands law, he or she will need to honor such fiduciary or contractual obligations to present such business combination opportunity to such fund or entity, before we can pursue such opportunity. If Ares, the Ares funds or other entities pursue any such opportunity, we may be precluded from pursuing the same. In addition, investment ideas generated within or presented to Ares or our directors and executive officers may be suitable for both us and Ares, a current or future Ares fund or one or more of their portfolio companies and, subject to applicable fiduciary duties or contractual obligations, will first be directed to Ares, such fund, investment vehicle or portfolio company before being directed, if at all, to us. None of Ares or any of our directors and executive officers who are also employed by Ares or its affiliates have any obligation to present us with any opportunity for a potential business combination of which they become aware in their capacities as employees of Ares, its funds or their portfolio companies. However, we do not expect these duties or contractual obligations to materially affect our ability to complete our initial business combination. Our amended and restated memorandum and articles of association will provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity (including with respect to any business transaction that may involve another Ares entity) for any director or officer, on the one hand, and us, on the other.
Evaluation of a Target Business and Structuring of Our Initial Business Combination
In evaluating a prospective target business, we expect to conduct a thorough due diligence review which may encompass, among other things, meetings with incumbent management and employees, document reviews, interviews of customers and suppliers, inspection of facilities, as applicable, as well as a review of financial, operational, legal and other information which will be made available to us. If we determine to move forward with a particular target, we will proceed to structure and negotiate the terms of the business combination transaction.
The time required to select and evaluate a target business and to structure and complete our initial business combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of, and negotiation with, a prospective target business with which our initial business combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination. The company will not pay any consulting fees to our directors and executive officers, or any of their respective affiliates, for services rendered to or in connection with our initial business combination.
Lack of Business Diversification
For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our initial business combination with only a single entity, our lack of diversification may:
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subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination; and

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cause us to depend on the marketing and sale of a single product or limited number of products or services.

Limited Ability to Evaluate the Target’s Management Team
Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, our assessment of the target business’s management may not prove to be correct. In addition, the future management may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our directors and executive officers, if any, in the target business cannot presently be stated with any certainty. The determination as to whether any of our directors and executive officers will remain with the combined company will be made at the time of our initial business combination. While it is possible that one or more of our directors will remain associated in some capacity with us following our initial business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to our initial business combination. Moreover, we cannot assure you that our directors and executive officers will have significant experience or knowledge relating to the operations of the particular target business.
We cannot assure you that any of our key personnel will remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination.
Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Shareholders May Not Have the Ability to Approve Our Initial Business Combination
We may conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC subject to the provisions of our amended and restated memorandum and articles of association. However, we will seek shareholder approval if it is required by law or applicable stock exchange rule, or we may decide to seek shareholder approval for business or other legal reasons.
Under the          listing rules, shareholder approval would be required for our initial business combination if, for example:
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we issue ordinary shares that will be equal to or in excess of 20% of the number of our ordinary shares then outstanding (other than in a public offering);

•
any of our directors, officers or substantial security holder (as defined by the rules) has a 5% or greater interest, directly or indirectly, in the target business or assets to be acquired or otherwise and the present or potential issuance of ordinary shares could result in an increase in issued and outstanding ordinary shares or voting power of 1% or more (or 5% or more if the related party involved is classified as such solely because such person is a substantial security holder); or

•
the issuance or potential issuance of ordinary shares will result in our undergoing a change of control.

The decision as to whether we will seek shareholder approval of a proposed business combination in those instances in which shareholder approval is not required by law will be made by us, in our sole, subjective discretion. That decision will be based on business and legal reasons, which include a variety of factors, including, but not limited to:
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the timing of the transaction, including in the event we determine shareholder approval would require additional time and there is either not enough time to seek shareholder approval or doing so would place the company at a disadvantage in the transaction or result in other additional burdens on the company;

•
the expected cost of holding a shareholder vote;

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the risk that the shareholders would fail to approve the proposed business combination;

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other time and budget constraints of the company; and

•
additional legal complexities of a proposed business combination that would be time-consuming and burdensome to present to shareholders.

Permitted Purchases of Our Securities
If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our sponsor, directors, executive officers, advisors or their affiliates may purchase public shares in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination where otherwise permissible under applicable law, rules and regulations. Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material nonpublic information), our sponsor, directors, executive officers, advisors or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire public shares or not redeem their public shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase public shares in such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M.
If our sponsor, directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to have their shares redeemed. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.
The effect of any such purchases of shares could be to satisfy a closing condition in an agreement with a target that requires us to have a certain amount of cash at the closing of our initial business combination. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of our units may be reduced and the number of beneficial holders of our Class A ordinary shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our Class A ordinary shares on a national securities exchange.
Our sponsor, officers, directors or their affiliates may identify the shareholders with whom our sponsor, officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Class A ordinary shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that our sponsor, officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to have their shares redeemed for a pro rata share of the trust account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination. Our sponsor, executive officers, directors, advisors or any of their affiliates will only purchase shares if such purchases comply with Regulation M and the other federal securities laws.
Our sponsor, officers, directors or their affiliates will not make purchases of ordinary shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.
In addition, we will adopt an insider trading policy that is designed to promote compliance with insider trading laws, rules and regulations and governs the purchase, sale and/or other dispositions of our securities by our directors, officers and employees, as well as their immediate family members and entities owned or controlled by them.
Redemption Rights for Public Shareholders in Connection with Our Initial Business Combination
We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares in connection with our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the completion of the initial business combination, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of then-outstanding public shares, subject to the limitations described in this prospectus. The per share amount we will distribute to investors who properly elect to redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. The redemption rights will include the requirement that a beneficial holder must identify itself before we can validly redeem its shares. Warrants that are attached to Class A ordinary shares that are redeemed prior to, or in connection with, completion of our initial business combination will be cancelled and expire upon redemption of such shares without payment or any additional consideration. Our sponsor and each of our directors and executive officers have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and any public shares in connection with the redemption of our shares in connection with our initial business combination.
Manner of Conducting Redemptions
We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares in connection with our initial business combination either (i) in connection with a general meeting called to approve the business combination or (ii) by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, in our sole, subjective discretion. That decision will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirements or whether we were deemed to be a foreign private issuer (which would require a tender offer rather than seeking shareholder approval under SEC rules). Asset acquisitions and share purchases would not typically require shareholder approval while direct mergers with our company where we do not survive and any transactions where we issue more than 20% of our issued and outstanding ordinary shares or seek to amend our amended and restated memorandum and articles of association would require shareholder approval. We currently intend to conduct redemptions in connection with a shareholder vote unless shareholder approval is not required by applicable law or stock exchange listing requirements and we choose to conduct redemptions pursuant to the tender offer rules of the SEC for business or other legal reasons. So long as we obtain and maintain a listing for our securities on the         , we will be required to comply with the          rules.
If we held a shareholder vote to approve our initial business combination, we will, pursuant to our amended and restated memorandum and articles of association:
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conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and

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file proxy materials with the SEC.

If we seek shareholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public shareholders with the redemption rights described above in connection with our initial business combination.
If we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law. To approve any such resolution, Cayman Islands law requires the affirmative vote of shareholders holding a majority of ordinary shares who attend and vote at a general meeting.
In such case, our sponsor has agreed to vote its founder shares, and our sponsor and each of our directors and executive officers have agreed to vote any public shares purchased during or after this offering in favor of our initial business combination. As a result, if approved as an ordinary resolution, in addition to our sponsor’s founder shares, we would need 3,750,001, or 37.5% (assuming all outstanding shares are voted), or 625,001, or 6.25% (assuming only the minimum number of shares representing a quorum are voted), of the 10,000,000 public shares sold in this offering to be voted in favor of an initial business combination to have our initial business combination approved. Each public shareholder may elect to have their public shares redeemed irrespective of whether they vote for or against the proposed transaction or abstain from voting on the proposed transaction. In addition, our sponsor and each of our directors and executive officers have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and any public shares in connection with the completion of our initial business combination.
If we conduct redemptions pursuant to the tender offer rules of the SEC, we will, pursuant to our amended and restated memorandum and articles of association:
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conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers; and

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file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Upon the public announcement of our initial business combination, we or our sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase Class A ordinary shares in the open market if we elect to redeem our public shares through a tender offer, to comply with Rule 14e-5.

If we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a), and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. If public shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete the initial business combination.
The proposed initial business combination may require: (i) cash consideration to be paid to the target or its owners, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions in accordance with the terms of the proposed initial business combination. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all Class A ordinary shares submitted for redemption will be returned to the holders of such Class A ordinary shares.
Unlike other blank check company offerings, we have structured our offering so that warrants attached to Class A ordinary shares that are redeemed prior to, or in connection with, completion of our initial business combination will be cancelled and expire upon redemption of such shares without payment or any additional consideration. We believe this structure may be viewed more favorably by potential candidates for our initial business combination than the traditional structure as we believe it will maximize the amount of cash in trust that will be available for use following our initial business combination. We believe it will maximize the amount of available cash in trust by providing an incentive for shareholders to not redeem their Class A ordinary shares in order to retain their warrants.
Limitation on Redemption in Connection with Our Initial Business Combination If We Seek Shareholder Approval
If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the public shares sold in this offering or 1,500,000 (1,725,000 in a Full Over-Allotment), which we refer to as “Excess Shares,” without our prior consent. We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed business combination as a means to force us or our directors and executive officers to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights if such holder’s shares are not purchased by us, our sponsor or our directors and executive officers at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 15% of the shares sold in this offering without our prior consent, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a certain amount of cash.
However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.
Tendering Share Certificates in Connection with a Tender Offer or Redemption Rights
Public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” will be required to either tender their certificates (if any) to our transfer agent prior to the date set forth in the proxy materials or tender offer materials, as applicable, mailed to such holders, or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s (the “DTC”)

DWAC (Deposit/ Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote to approve the business combination. The proxy materials or tender offer materials that we will furnish to holders of our public shares in connection with our initial business combination will indicate the applicable delivery requirements. Accordingly, a public shareholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to the date set forth in the proxy materials, as applicable, to tender its shares if it wishes to seek to exercise its redemption rights. Given the relatively short period in which to exercise redemption rights, it is advisable for shareholders to use electronic delivery of their public shares.
There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker a fee of approximately $100.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.
The foregoing is different from the procedures used by many blank check companies. To perfect redemption rights in connection with their business combinations, many blank check companies would distribute proxy materials for the shareholders’ vote on an initial business combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise his or her redemption rights. After the business combination was approved, the company would contact such shareholder to arrange for him or her to deliver his or her certificate to verify ownership. As a result, the shareholder then had an “option window” after the completion of the business combination during which he or she could monitor the price of the company’s shares in the market. If the price rose above the redemption price, he or she could sell his or her shares in the open market before actually delivering his or her shares to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the general meeting, would become “option” rights surviving past the completion of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming shareholder’s election to redeem is irrevocable once the business combination is approved.
Any request to redeem such shares, once made, may be withdrawn at any time up to the redemption deadline and thereafter with the approval of the board of directors. Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.
If our initial business combination is not approved or completed for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.
If our initial proposed business combination is not completed, we may continue to try to complete a business combination with a different target until 24 months from the closing of this offering, until the end of the Extended Period or until such earlier date as our board of directors may approve.
Redemption of Public Shares and Liquidation If No Initial Business Combination
Our amended and restated memorandum and articles of association will provide that we will have only 24 months from the closing of this offering, until the end of the Extended Period or until such earlier date as our board of directors may approve to complete an initial business combination. If we have not completed an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, we will as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares. Any such redemption will be at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals) divided by the number of the then-outstanding public shares. Any such redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to our obligations under Cayman Islands law to provide for claims of creditors and to the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which may expire worthless if we fail to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve. Our amended and restated memorandum and articles of association will provide that, if we wind up for any other reason prior to the completion of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.
Our sponsor, has entered into an agreement with us, pursuant to which it has waived its rights to liquidating distributions from the trust account with respect to its founder shares if we fail to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve. However, our sponsor will be entitled to liquidating distributions from the company’s operating account with respect to its founder shares and, if our sponsor, directors or executive officers acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve.
Pursuant to agreements with us, our sponsor, executive officers, directors and director nominees have committed that they will not propose any amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or (B) with respect to any other material provision relating to the rights or pre-initial business combination activity of holders of our Class A ordinary shares, unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment. Under those agreements, any redemption would be at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of the then-outstanding public shares.
We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the $2,500,000 of proceeds held outside the trust account plus Permitted Withdrawals, although we cannot assure you that there will be sufficient funds for such purpose.
If we were to expend all of the net proceeds of this offering and the sale of the private placement warrants, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.
Although we will seek to have all material vendors, service providers (except for our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if material vendors and service providers execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver. Should those claims be brought, it could result in the claimants gaining an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our directors and executive officers will consider whether competitive alternatives are reasonably available to the company. Accordingly, to the extent possible, we will only enter into an agreement with a third party that has not executed a waiver if our directors and executive officers believe that such third party’s engagement would be in the best interest of the company given the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by our directors and executive officers to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where our directors and executive officers are unable to find a service provider willing to execute a waiver. WithumSmith+Brown, PC, our independent registered public accounting firm and the underwriters of this offering will not execute agreements with us waiving such claims to the monies held in the trust account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. To protect the amounts held in the trust account, our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (other than our independent registered public accounting firm), or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of Permitted Withdrawals, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the trust account nor will it apply to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our sponsor will not be responsible to the extent of any liability for such third party claims. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for redemptions as of the date of the liquidation of the trust account could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including claims by vendors and prospective target businesses.
In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of Permitted Withdrawals, and our sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors will evaluate whether it is in our best interests to bring such a claim, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. For example, the cost of such legal action may be deemed by the independent directors to be too high relative to the amount recoverable. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.
We will seek to reduce the possibility that our sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all material vendors, service providers (except for our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our sponsor will also not be liable as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. We will have access to up to $2,500,000 from the proceeds of this offering and the sale of the private placement warrants plus Permitted Withdrawals with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors, however such liability will not be greater than the amount of funds from our trust account received by any such shareholder. In the event that our offering expenses exceed our estimate of $800,000, we may fund such excess with funds from the funds not to be held in the trust account. In such case, the amount of funds we intend to be held outside the trust account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $800,000, the amount of funds we intend to be held outside the trust account would increase by a corresponding amount.
If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per share to our public shareholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
Our public shareholders will be entitled to receive funds from the trust account only (i) in the event of the redemption of our public shares if we do not complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve; (ii) in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or (B) with respect to any other material provisions relating to the rights or pre-initial business combination activity of holders of our Class A ordinary shares; or (iii) if they redeem their respective shares for cash in connection with the initial business combination. Public shareholders who elect to have their Class A ordinary shares redeemed in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the trust account upon the subsequent completion of an initial business combination or liquidation if we have not completed an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, with respect to such Class A ordinary shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law. To approve any such resolution, Cayman Islands law requires the affirmative vote of shareholders holding a majority of ordinary shares who attend and vote at a general meeting. A shareholder’s voting in connection with the business combination alone will not result in a shareholder’s requiring us to redeem its shares for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote.
Comparison of Redemption or Purchase Prices in Connection with Our Initial Business Combination and If We Fail to Complete Our Initial Business Combination.
The following table compares the redemptions and other permitted purchases of public shares that may take place in connection with the completion of our initial business combination and if we have not completed an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve.
	Redemptions in Connection with Our Initial Business Combination	Other Permitted Purchases of Public Shares by Our Affiliates	Redemptions if We Fail to Complete an Initial Business Combination
Calculation of redemption price	Redemptions at the time of our initial business combination may be made pursuant to a tender offer or in connection with a shareholder vote. The redemption price will be the same whether we conduct redemptions pursuant to a tender offer or in connection with a shareholder vote. In either case, our public shareholders may redeem their public shares for cash equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the completion of the initial business combination (which is initially anticipated to be $10.00 per share), including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of the then-outstanding public shares, subject to the limitation that no redemptions will take place if all of the redemptions would cause any limitations (including but not limited to cash requirements) agreed to in connection with the negotiation of terms of a proposed business combination.	If we seek shareholder approval of our initial business combination, our sponsor, directors, executive officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following completion of our initial business combination. If they engage in such transactions, they will not make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.	If we have not completed an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, we will redeem all public shares at a per-share price, payable in cash, equal to the aggregate amount, then on deposit in the trust account (which is initially anticipated to be $10.00 per share), including interest earned on the funds held in the trust account (less Permitted Withdrawals) divided by the number of the then-outstanding public shares.

	Redemptions in Connection with Our Initial Business Combination	Other Permitted Purchases of Public Shares by Our Affiliates	Redemptions if We Fail to Complete an Initial Business Combination
Impact to remaining shareholders	The redemptions in connection with our initial business combination will reduce the book value per share for our remaining shareholders, who will bear the burden of the deferred underwriting commissions and Permitted Withdrawals.	If the permitted purchases described above are made, there would be no impact to our remaining shareholders because the purchase price would not be paid by us.	The redemption of our public shares if we fail to complete our initial business combination will reduce the book value per share for the shares held by our sponsor, who will be our only remaining shareholder after such redemptions.
Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419
The following table compares the terms of this offering to the terms of an offering by a blank check company subject to the provisions of Rule 419. This comparison assumes that the gross proceeds, underwriting commissions and underwriting expenses of our offering would be identical to those of an offering undertaken by a company subject to Rule 419, and that the underwriters will not exercise their over-allotment option. None of the provisions of Rule 419 apply to our offering.
	Terms of Our Offering	Terms Under a Rule 419 Offering
Escrow of offering proceeds	$100,000,000 of the net proceeds of this offering and the sale of the private placement warrants will be deposited into a trust account located in the United States with Continental Stock Transfer & Trust Company acting as trustee.	Approximately $85,050,000 of the offering proceeds, representing the gross proceeds of this offering, would be required to be deposited into either an escrow account with an insured depositary institution or in a separate bank account established by a broker-dealer in which the broker-dealer acts as trustee for persons having the beneficial interests in the account.
Investment of net proceeds	$100,000,000 of the net proceeds of this offering and the sale of the private placement warrants held in trust will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.	Proceeds could be invested only in specified securities such as a money market fund meeting conditions of the Investment Company Act or in securities that are direct obligations of, or obligations guaranteed as to principal or interest by, the United States.
Receipt of interest on escrowed funds	Interest income on proceeds from the trust account to be paid to shareholders is reduced by Permitted Withdrawals.	Interest income on funds in escrow account would be held for the sole benefit of investors, unless and only after the funds held in escrow were released to us in connection with our completion of a business combination.
Limitation on fair value or net assets of target business	Our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of our assets held in the trust account (excluding the amount of deferred underwriting discounts	The fair value or net assets of a target business must represent at least 80% of the maximum offering proceeds.

	Terms of Our Offering	Terms Under a Rule 419 Offering
held in trust and taxes payable on the income earned on the trust account) at the time of the agreement to enter into the initial business combination.
Trading of securities issued	The units are expected to begin trading on or promptly after the date of this prospectus. The units will not separate into Class A ordinary shares and warrants, and the Class A ordinary shares and warrants comprising the units will not trade separately until the completion of our initial business combination.	No trading of the units or the underlying Class A ordinary shares and warrants would be permitted until the completion of a business combination. During this period, the securities would be held in the escrow or trust account.
Exercise of the warrants	The warrants cannot be exercised until 30 days after the completion of our initial business combination.	The warrants could be exercised prior to the completion of a business combination, but securities received and cash paid in connection with the exercise would be deposited in the escrow or trust account.
Election to remain an investor	We will provide our public shareholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the completion of our initial business combination, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of the then-outstanding public shares, in connection with our initial business combination, subject to the limitations described in this prospectus. We may not be required by applicable law or stock exchange listing requirements to hold a shareholder vote. If we are not required by applicable law or stock exchange requirements and do not otherwise decide to hold a shareholder vote, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, we hold a shareholder vote, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek shareholder approval, we will complete our initial business combination	A prospectus containing information pertaining to the business combination required by the SEC would be sent to each investor. Each investor would be given the opportunity to notify the company in writing, within a period of no less than 20 business days and no more than 45 business days from the effective date of a post-effective amendment to the company’s registration statement, to decide if he, she or it elects to remain a shareholder of the company or require the return of his, her or its investment. If the company has not received the notification by the end of the 45th business day, funds and interest or dividends, if any, held in the trust or escrow account are automatically returned to the shareholder. Unless a sufficient number of investors elect to remain investors, all funds on deposit in the escrow account must be returned to all of the investors and none of the securities are issued.

	Terms of Our Offering	Terms Under a Rule 419 Offering
only if we obtain the approval of an ordinary resolution under Cayman Islands law. To approve any such resolution, Cayman Islands law requires the affirmative vote of shareholders holding a majority of ordinary shares who attend and vote at a general meeting. Additionally, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction or abstain from voting on the proposed transaction. Our amended and restated memorandum and articles of association will require that at least five clear days’ notice will be given of any such general meeting.
Business combination deadline	If we have not completed an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, we will as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals) divided by the number of the then-outstanding public shares. Any such redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any).	If an acquisition has not been completed within 18 months after the effective date of the company’s registration statement, funds held in the trust or escrow account are returned to investors.
Limitation on redemption rights of shareholders holding more than 15% of the shares sold in this offering if we hold a shareholder vote	If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder (including our affiliates), together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to Excess Shares (more than an aggregate of 15% of the public shares sold in this offering), without our prior consent. Our public shareholders’ inability to redeem Excess Shares will reduce their	Many blank check companies provide no restrictions on the ability of shareholders to redeem shares based on the number of shares held by such shareholders in connection with an initial business combination.

	Terms of Our Offering	Terms Under a Rule 419 Offering
influence over our ability to complete our initial business combination and they could suffer a material loss on their investment in us if they sell any Excess Shares in open market transactions.
Tendering share certificates in connection with redemption rights	We may require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to our transfer agent prior to the date set forth in the proxy material on the proposal to approve the initial business combination, or to deliver their shares to the transfer agent electronically using DTC’s DWAC System, at the holder’s option. The proxy materials that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have up to the date set forth in the proxy material to tender its shares if it wishes to seek to exercise its redemption rights.	In order to perfect redemption rights in connection with their business combinations, holders could vote against a proposed initial business combination and check a box on the proxy card indicating such holders were seeking to exercise their redemption rights. After the business combination was approved, the company would contact such shareholders to arrange for them to deliver their certificate to verify ownership.
Release of funds
Except for Permitted Withdrawals, none of the funds held in trust will be released from the trust account until the earliest of:
(i) the completion of our initial business combination; (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) the inability to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve.
The proceeds held in the escrow account are not released until the earlier of the completion of a business combination or the failure to effect a business combination within the allotted time.

Competition
In identifying, evaluating and selecting a target business for our initial business combination, we may encounter significant competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, public companies, operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for our initial business combination and our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination. See “—Other Considerations and Conflicts of Interest.”
Facilities
Our executive offices are located at 245 Park Avenue, 44th Floor, New York, NY 10167. The cost for our use of this space is included in the $16,667 per month fee we will pay to our sponsor for office space, utilities, secretarial support and administrative services. We consider our current office space adequate for our current operations.
Employees
We currently have four executive officers. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination.
Periodic Reporting and Financial Information
We will register our units under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains such reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accountants.
We will provide shareholders with audited financial statements of the prospective target business as part of the proxy solicitation or tender offer materials, as applicable, sent to shareholders. These financial statements may be required to be prepared in accordance with, or reconciled to, GAAP, or IFRS, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB. These financial statement requirements may limit the pool of potential target businesses we may acquire because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and complete our initial business combination within the prescribed time frame. We cannot assure you that any particular target business identified by us as a potential target business will have financial statements prepared in accordance with the requirements outlined above, or that the potential target business will be able to prepare its financial statements in accordance with the requirements outlined above. To the extent that these requirements cannot be met, we may not be able to acquire the proposed target business. While this may limit the pool of potential target businesses, we do not believe that this limitation will be material.
We will be required to evaluate our internal control procedures for the fiscal year ending December 31, 2027 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company, will we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.
We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 30 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.
We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of June 30th of that fiscal year; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company so long as (1) the market value of our Class A ordinary shares held by non-affiliates did not equal or exceed $250 million as of the end of our most recently completed second fiscal quarter, or (2) our annual revenues did not equal or exceed $100 million during our most recently completed fiscal year and the market value of our Class A ordinary shares held by non-affiliates did not exceed $700 million as of the end of our most recently completed second fiscal quarter.
Legal Proceedings
From time to time, we, our directors, executive officers, our sponsor and their respective affiliates and/or any of their respective principals and employees are subject to legal proceedings. Additionally, we and our sponsor and its affiliates are also subject to extensive regulation, which, from time to time, results in requests for information from us or our sponsor or its affiliates, or legal or regulatory proceedings or investigations against us or our sponsor or its affiliates. We incur significant costs and expenses in connection with any such proceedings, information requests and investigations.

MANAGEMENT
Officers, Directors and Director Nominees
Our officers, directors and director nominees are as follows:
Name	Age	Position
David B. Kaplan	58	Chief Executive Officer and Co-Chairman
Michael J Arougheti	53	Co-Chairman
Jarrod Phillips	48	Chief Financial Officer
Allyson Satin	40	Chief Operating Officer
Peter Ogilvie	43	Executive Vice President of Strategy
Kathryn V. Marinello	69	Director Nominee
Michael A. Woronoff	65	Director Nominee
David B. Kaplan serves as Chief Executive Officer and is Co-Chairman of the board of directors of AAC III. Mr. Kaplan is a Co-Founder, Director and Partner of Ares Management Corporation. He serves on several Ares Investment Committees including, among others, the Ares Private Equity Group’s Corporate Opportunities, Energy Opportunities and Extended Value Investment Committees. Additionally, Mr. Kaplan served as the Chief Executive Officer and Co-Chairman of the board of directors of AAC II from April 2021 to September 2025 and from January 2021 to November 2023, he served as Co-Chairman of the board of directors of AAC. Mr. Kaplan also served as Co-Chairman of the Ares Private Equity Group from August 2003 to December 2022. Mr. Kaplan joined Ares in 2003 from Shelter Capital Partners, LLC, where he was a Senior Principal from June 2000 to April 2003. From 1991 through 2000, Mr. Kaplan was a Senior Partner of Apollo Management, L.P. and its affiliates. Prior to Apollo, Mr. Kaplan was a member of the Investment Banking Department at Donaldson, Lufkin & Jenrette Securities Corp. Mr. Kaplan currently serves on the supervisory board of directors of LuxExperience B.V., formerly known as MYT Netherlands Parent B.V. Mr. Kaplan also serves as a member of the board of directors of X-Energy, Inc., the parent company of X-Energy and as the Chairman of the board of directors of the parent entity of Cooper’s Hawk Winery & Restaurants. Mr. Kaplan’s previous public company board experience includes Floor & Decor Holdings, Inc., Maidenform Brands, Inc., where he served as the company’s Chairman, GNC Holdings, Inc., Dominick’s Supermarkets, Inc., Stream Global Services, Inc., Orchard Supply Hardware Stores Corporation, Smart & Final Stores, Inc. and Allied Waste Industries Inc. Mr. Kaplan also currently serves as Chairman of the board of directors of Cedars-Sinai Medical Center and is on the board of trustees at the Los Angeles County Museum of Art (LACMA). Mr. Kaplan sits on the President’s Advisory Group of the University of Michigan, where he graduated with High Distinction, Beta Gamma Sigma, with a Bachelor of Business Administration degree, concentrating in Finance.
We believe Mr. Kaplan is well qualified to serve as the Co-Chairman of our board of directors due to his knowledge of and extensive experience with leveraged finance, acquisitions and private equity investments, in addition to his service as a director of other public and private companies.
Michael J Arougheti serves as Co-Chairman of the board of directors of AAC III. Mr. Arougheti is a Co-Founder, the Chief Executive Officer and a Director of Ares Management Corporation. He is a member of the Ares Operating Committee, the Ares Enterprise Risk Committee and is Co-Chairman on the board of directors of the Ares Charitable Foundation. He additionally serves as a Director and Executive Vice President of Ares Capital Corporation. From April 2021 to September 2025, Mr. Arougheti served as Co-Chairman of AAC II and from January 2021 to November 2023, he served as Co-Chairman of the board of directors of AAC. From 2011 to 2024, Mr. Arougheti served as Director of Ares Commercial Real Estate Corporation. Mr. Arougheti also is a member of the Ares Credit Group’s Pathfinder Investment Committee, the Ares Equity Income Opportunity Strategy Portfolio Review Committee and the Ares Sports, Media and Entertainment Investment Committee. Prior to joining Ares in 2004, Mr. Arougheti was employed by RBC, where he was a Managing Partner of the Principal Finance Group of RBC Capital Partners and a member of the firm’s Mezzanine Investment Committee. Mr. Arougheti oversaw an investment team that originated, managed and monitored a diverse portfolio of middle-market leveraged loans, senior and junior subordinated debt, preferred equity and common stock and warrants on behalf of RBC and other third-party institutional investors. Mr. Arougheti joined RBC in October 2001 from Indosuez Capital, where he was a Principal and an Investment Committee member, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. Prior to joining Indosuez in 1994, Mr. Arougheti worked at Kidder, Peabody & Co., where he was a member of the firm’s Mergers and Acquisitions Group. Mr. Arougheti also serves on the board of directors of Operation HOPE, a not-for-profit organization focused on expanding economic opportunity in underserved communities through education and empowerment and on the board of trustees of New York-Presbyterian Hospital. Mr. Arougheti received a B.A. in Ethics, Politics and Economics, cum laude, from Yale University.
We believe Mr. Arougheti is well qualified to serve as the Co-Chairman of our board of directors due to his knowledge of and extensive experience in investment management, leveraged finance and financial services, which give the board valuable industry-specific knowledge and expertise on these and other matters and, in addition to his service as a director of other public companies.
Jarrod Phillips serves as Chief Financial Officer of AAC III. Mr. Phillips has served as Partner and Chief Financial Officer of Ares Management Corporation since August 2021. He serves on the Ares Operating Committee and the Ares Enterprise Risk Committee. Prior to this, he served as Chief Accounting Officer from January 2016 to July 2021. Mr. Phillips also served as Chief Financial Officer of AAC II from March 2021 to September 2025 and Chief Financial Officer of AAC from May 2020 to October 2023. Prior to joining Ares in 2016, Mr. Phillips was a Partner at Deloitte & Touche LLP, where he focused on financial services and asset management assurance and advisory services. Mr. Phillips was a member of the board of directors of Safe & Sound, a not-for-profit dedicated to the strengthening of families and ending child abuse from 2010 until 2021 and is currently a member of the board of directors of School On Wheels, a not-for-profit providing tutoring and mentoring to students experiencing homelessness. Mr. Phillips holds a B.S. from Virginia Polytechnic Institute and State University in Accounting. Mr. Phillips holds a Certified Public Accountant license (inactive) in the State of California.
Allyson Satin serves as Chief Operating Officer of AAC III. Ms. Satin is a Partner in the Ares Corporate Strategy Group of Ares Management Corporation, where she focuses on the firm’s SPAC Business. Ms. Satin previously served as the Chief Operating Officer of AAC from January 2021 through November 2023 and Chief Operating Officer of AAC II from March 2023 through September 2025, and has served as a member of the board of directors of its successor, Kodiak AI, Inc. (NASDAQ: KDK) since September 2025. Ms. Satin currently serves as a member of the board of directors of X-Energy, Inc., the parent company of X-Energy and previously served on the X-Energy board of directors from December 2023 to July 2025. From 2009 to 2020, Ms. Satin was an investment professional in the Ares Private Equity Group where she participated in various leveraged buyouts, growth equity and distressed debt transactions. Prior to joining Ares in 2009, Ms. Satin was an investment banking analyst in the Global Financial Sponsors Group at Barclays Capital (formerly Lehman Brothers). Ms. Satin holds a B.S. from the University of California, Berkeley Haas School of Business in Business Administration.
Peter Ogilvie serves as Executive Vice President of Strategy of AAC III. Mr. Ogilvie is a Partner and Head of the Ares Corporate Strategy Group of Ares Management Corporation. Additionally, he serves as a member of the Ares Operating Committee and the Management Capital Markets Investment Committee. Mr. Ogilvie also served as Executive Vice President of Strategy of AAC II from April 2021 to September 2025 and Executive Vice President of Strategy of AAC from January 2021 until November 2023. Mr. Ogilvie co-founded the Corporate Strategy Group to drive growth and development across the Ares platform through acquisitions, balance sheet investments, partnerships and new team onboarding. He has led the Corporate Strategy Group’s efforts on numerous transactions including the acquisition of Landmark Partners, the acquisition of American Capital, Ltd. by Ares Capital Corporation, the business development company managed by Ares, the issuance of Ares first private backed note and the formation of Ares’ business partnership with Sumitomo Mitsui Banking Corporation. Mr. Ogilvie is a board member of Vinci Partners Investments. Prior to joining Ares in 2007, Mr. Ogilvie worked in the Leveraged Finance and Restructuring Group at Credit Suisse. Mr. Ogilvie holds a B.A. from Yale University in Economics.

Kathryn V. Marinello will be appointed to serve as a member of our board of directors in connection with this offering. Ms. Marinello served as Chief Executive Officer of PODS Enterprises, LLC (“PODS”), a moving and storage company, from January 2021 until January 2026. Ms. Marinello previously served as a member of the board of directors of AAC from January 2021 through November 2023. Prior to her service at PODS, Ms. Marinello was the President, Chief Executive Officer and a member of the board of directors of Hertz Global Holdings, Inc., (“Hertz”), the parent company of the Hertz Corporation, which operates the Hertz, Dollar and Thrifty vehicle rental brands and is one of the largest worldwide vehicle rental companies, from January 2017 through May 2020. In May 2020, Hertz filed voluntary petitions for relief under chapter 11 of title 11 of the U.S. Bankruptcy Code following the impact of the COVID-19 pandemic on travel demand. From 2014 to 2017, Ms. Marinello was a consultant to Ares Management LLC where she assisted in targeting and acquiring companies. Ms. Marinello also served as Chair, President and Chief Executive Officer of Stream Global Services, Inc., a business process outsourcing service provider and a former Ares portfolio company, from 2010 to March 2014. From 2006 to 2010, Ms. Marinello served as Chair, Chief Executive Officer and President of Ceridian Corporation, a provider of human resources software and services. From 1997 to 2006, Ms. Marinello held several senior roles at General Electric Co. Ms. Marinello currently serves as Chairperson of the board of directors of Concentrix Corporation, and as a member of the board of directors of AB Volvo. She previously served as a member of the boards of directors of The Nielsen Company B.V. from 2014 to 2017, General Motors Company from 2007 to 2016 and RealPage, Inc. from 2015 to 2017. Ms. Marinello holds a Doctorate of Humane Letters and a Master of Business Administration from Hofstra University and a B.A. from State University of New York at Albany.
We believe that Ms. Marinello is well qualified to serve on our board of directors due to her extensive experience in executive leadership positions in consumer services, technology and the BPO industries, in addition to her service as a director of other public companies.
Michael A. Woronoff will be appointed to serve as a member of our board of directors in connection with this offering. Mr. Woronoff is a member of the board of directors of Alexandria Real Estate Equities, Inc., a publicly traded real estate investment trust company, where he currently serves as a member of the audit committee of the board of directors. From April 2019 until January 2026, Mr. Woronoff served as a partner of Kirkland & Ellis LLP (“Kirkland”), where he advised clients on a variety of corporate and securities law matters, including SEC reporting obligations, corporate governance, and strategic alliances. Prior to joining Kirkland, Mr. Woronoff was a partner of Proskauer Rose LLP (“Proskauer”), head of Proskauer’s Los Angeles office, co-head of its international Private Equity/M&A group, and a member of the firm’s executive committee. Prior to joining Proskauer in 2004, Mr. Woronoff co-founded and was a principal of Shelter Capital Partners (“Shelter”), a Southern California-based private equity fund that invested in technology and technology-enabled businesses. Prior to joining Shelter in 2000, Mr. Woronoff was a partner of Skadden, Arps, Slate, Meagher & Flom LLP, where he practiced corporate and securities law for 15 years. For over 20 years, he has lectured at UCLA’s School of Law. Mr. Woronoff also serves as a member of the board of trustees of Commentary magazine, as a director and Chair of the finance committee of the non-profit Alliance College-Ready Public Schools Foundation, as a member of the Leadership Cabinet and Treasurer of the Board of Governors of Cedars-Sinai, a non-profit academic healthcare organization, and as a Business Fellow of the Mitchell E. Daniels, Jr. School of Business at Purdue University. Mr. Woronoff received a Juris Doctor degree from the University of Michigan Law School and both a Master of Science in Industrial Administration and a Bachelor of Science in Industrial Management from Purdue University.
We believe that Mr. Woronoff is well qualified to serve on our board of directors due to his knowledge of and extensive experience in management, finance, corporate and securities law, SEC reporting, corporate governance and strategic alliances, which give the board valuable knowledge and expertise on these and other matters and, in addition to his service as a director of other companies.
Number and Terms of Office of Officers and Directors
Our board of directors is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with the       corporate governance requirements, we are not required to hold

an annual general meeting until one year after our first fiscal year end following our listing on the      . The term of office of the first class of directors, consisting of      , will expire at our first annual general meeting. The term of office of the second class of directors, consisting of      , will expire at our second annual general meeting. The term of office of the third class of directors, consisting of      , will expire at our third annual general meeting.
Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by the vote of a majority of the remaining directors.
Pursuant to an agreement to be entered into concurrently with the issuance and sale of the securities in this offering, our sponsor, upon completion of an initial business combination, will be entitled to nominate three individuals for appointment to our board of directors, as long as our sponsor holds any securities covered by the registration and shareholder rights agreement.
Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association will provide that our officers may consist of one or more chairman of the board, chief executive officer, president, chief financial officer, vice president, secretary, treasurer and such other offices as may be determined by the board of directors.
Director Independence
      listing standards require that a majority of our board of directors be independent. We will rely on the phase-in rules of       with respect to this requirement. These phase-in rules require that a majority of our board of directors be independent within one year of our listing date on      . Our board of directors has determined that       and       are “independent directors” as defined in the       listing standards. Our independent directors will have regularly scheduled meetings at which only independent directors are present.
Executive Officer and Director Compensation
None of our executive officers have received any cash compensation from the company for services rendered to us. Commencing on the date that the registration statement of which this prospectus forms a part is declared effective by the SEC through the earlier of completion of our initial business combination and our liquidation, we will reimburse our sponsor for office space, utilities, secretarial support and administrative services provided to us in the amount of $16,667 per month. In addition, our sponsor, directors and executive officers, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In addition, certain affiliates of our sponsor will be entitled to reimbursement for any out-of-pocket expenses (or an allocable portion of such out-of-pocket expenses), to the extent that such affiliates incur expenses for services provided to us before our initial business combination. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and completion an initial business combination. Other than these payments and reimbursements and fees paid in cash to our independent directors as described below, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our sponsor, directors, and executive officers or any of their respective affiliates, prior to completion of our initial business combination.
We will pay fees in cash to each of our independent directors for service on our board of directors in the amounts of $200,000 per year.

After the completion of our initial business combination, directors or executive officers who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or executive officers. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.
We do not intend to take any action to ensure that our directors and executive officers maintain their positions with us after the completion of our initial business combination, although it is possible that some or all of our directors and executive officers may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our directors and executive officer’s motivation in identifying or selecting a target business but we do not believe that the ability of our directors and executive officers to remain with us after the completion of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our directors and executive officers that provide for benefits upon termination of employment.
Committees of the Board of Directors
Upon the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will have three standing committees: an audit committee, a nominating committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of the       and Rule 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors.
Subject to phase-in rules and a limited exception, the rules of the       require that the compensation committee and the nominating committee of a listed company be comprised solely of independent directors.
Audit Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish an audit committee of the board of directors.       will serve as members of our audit committee. Under the       listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Our board of directors has determined that       is independent under the       listing standards and applicable SEC rules.       will serve as the Chairperson of the audit committee. Each member of the audit committee is financially literate and our board of directors has determined that each of       qualifies as an “audit committee financial expert” as defined in applicable SEC rules. Because we expect to list our securities on the       in connection with our initial public offering, we have one year from our listing date on       for our audit committee to have at least three members, all of whom must be independent.
The audit committee is responsible for:
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meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

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monitoring the independence of the independent registered public accounting firm;

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verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

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inquiring and discussing with our directors and executive officers our compliance with applicable laws and regulations;

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pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

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appointing or replacing the independent registered public accounting firm;

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determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between our directors and executive officers and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

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establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

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monitoring compliance on a quarterly basis with the terms of this offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of this offering; and

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reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Nominating Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a nominating committee of our board of directors. The members of our nominating committee will be      , and       will serve as chairperson of the nominating committee. Under the       listing standards, we are required to have a nominating committee composed entirely of independent directors. Our board of directors has determined that each of       is independent.
The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, directors, executive officers, shareholders, investment bankers and others.
Guidelines for Selecting Director Nominees
The guidelines for selecting nominees, which will be specified in a charter to be adopted by us, generally will provide that persons to be nominated:
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should have demonstrated notable or significant achievements in business, education or public service;

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should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

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should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.
Compensation Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, we will establish a compensation committee of our board of directors. The members of our compensation committee will be      , and       will also serve as chairperson of the compensation committee.

Under the       listing standards, we are required to have a compensation committee composed entirely of independent directors. Our board of directors has determined that each of       is independent. We will adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

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reviewing and approving the compensation of all of our other Section 16 executive officers;

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reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting our directors and executive officers in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

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producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the       and the SEC.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.
Code of Business Conduct and Ethics
Upon the effectiveness of the registration statement of which this prospectus forms a part, we will have adopted a Code of Business Condict and Ethics applicable to our directors, officers and employees. A copy of the Code of Business Condict and Ethics will be posted on our website and a copy will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Business Condict and Ethics in a Current Report on Form 8-K. The contents of our website are not intended to be incorporated by reference into this prospectus or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.
Conflicts of Interest
Under Cayman Islands law, directors and officers owe the following fiduciary duties:
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duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

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duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

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directors should not improperly fetter the exercise of future discretion;

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duty to exercise powers fairly as between different sections of shareholders;

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duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

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duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.
As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.
Certain of our directors and executive officers currently have, and any of them in the future may have fiduciary, contractual or other obligations or duties to other entities, including Ares, the Ares funds or their current or former portfolio companies.
Certain of these entities may have overlapping investment objectives and potential conflicts may arise with respect to Ares’ decision regarding how to allocate investment opportunities among these entities. If any of our directors and executive officers becomes aware of a business combination opportunity that is suitable for a fund or entity to which such director or executive officer has then-current fiduciary or contractual obligations (including any Ares funds or their current or former portfolio companies, or another entity affiliated with one of our directors), then, subject to their fiduciary duties under Cayman Islands law, such person will need to honor such fiduciary or contractual obligations to present such business combination opportunity to such fund or entity, before we can pursue such opportunity. If Ares, the Ares funds or other entities pursue any such opportunity, we may be precluded from pursuing the same. In addition, investment ideas generated within or presented to Ares or our directors and executive officers may be suitable for both us and Ares, a current or future Ares fund or one or more of their portfolio companies and, subject to applicable fiduciary duties or contractual obligations, will first be directed to Ares, such fund, investment vehicle or portfolio company before being directed, if at all, to us. None of Ares or any of our directors and executive officers who are also employed by Ares or its affiliates have any obligation to present us with any opportunity for a potential business combination of which they become aware in their capacities as employees of Ares, its funds or their portfolio companies. However, we do not expect these duties or contractual obligations to materially affect our ability to complete our initial business combination. Our amended and restated memorandum and articles of association will provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity (including with respect to any business transaction that may involve another Ares entity) for any director or officer, on the one hand, and us, on the other.
We may, at our option, pursue an acquisition opportunity jointly with Ares, one or more parties affiliated with Ares, including officers and affiliates of Ares or Ares funds, or investors in such Ares funds, or another entity affiliated with one of our directors. Any such party may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by borrowing from or issuing to such parties a class of equity or debt securities. The amount and other terms and conditions of any such joint acquisition or specified future issuance would be determined at the time of such joint acquisition or issuance.
In addition, our officers and directors are not required to commit any specified amount of time to our affairs, and, accordingly, will have conflicts of interest in allocating time among various business activities, including identifying potential business combinations and monitoring the related due diligence. Moreover, our officers and directors including, our chief executive officer, Mr. Kaplan are and in the future will be required to commit time and attention to Ares and Ares funds. To the extent any conflict of interest arises between, on the one hand, us and, on the other hand, any of such entities (including arising as a result of certain of officers and directors being required to offer acquisition opportunities to such entities), Ares and its affiliated funds will resolve such conflicts of interest in their sole discretion in accordance with their then existing fiduciary, contractual and other duties. Consequently, there can be no assurance that such conflict of interest will be resolved in our favor.
Below is a table summarizing the entities to which our directors and executive officers currently have fiduciary duties, contractual obligations or other material management relationships:
Individual	Entity	Entity’s Business	Affiliation
David B. Kaplan	Ares Management Corporation(1)	Investment Management, Various	Director, Co-Founder and Partner
	X-Energy. Inc.	Energy	Director
	CHWR Group GP LLC	Restaurant & Hospitality	Director
	LuxExperience B.V.	Retail	Director
	Cedars-Sinai Medical Center	Non-profit	Directors
	Los Angeles County Museum of Art	Non-profit	Trustee
Michael J Arougheti	Ares Management Corporation(1)	Investment Management, Various	Director, Co-Founder, Chief Executive Officer
	Ares Capital Corporation	Investment Management	Director and Executive Vice President
	Ares Charitable Foundation	Non-profit	Director
	Operation HOPE	Non-profit	Director
Jarrod Phillips	Ares Management Corporation(1)	Investment Management, Various	Chief Financial Officer, Partner
	School on Wheels	Non-profit	Director
Allyson Satin	Ares Management Corporation(1)	Investment Management, Various	Partner
	X-Energy, Inc.	Energy	Director
	Kodiak AI, Inc.	Autonomous Vehicles	Director
Peter Ogilvie	Ares Management Corporation(1)	Investment Management, Various	Partner
	Vinci Partners Investments	Alternative Asset Manager	Director
Kathryn V. Marinello	Concentrix Corporation AB Volvo	Technology Automotive	Chairperson; Director Director
Michael A. Woronoff	Alexandria Real Estate Equities, Inc.	Real Estate Investment Trust	Director
	Commentary magazine	Non-profit	Trustee
	Alliance College-Ready Public Schools Foundation	Non-Profit	Chairperson; Director
	Cedars-Sinai Medical Center	Non-profit	Board of Governors Member

(1) Includes certain of its funds and other affiliates, including portfolio companies.

Potential investors should also be aware of the following other potential conflicts of interest:
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Our directors and executive officers are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

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In the course of their other business activities, our officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

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Our sponsor subscribed for founder shares prior to the date of this prospectus and will purchase private placement warrants in a transaction that will close simultaneously with the closing of this offering.

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Our sponsor and each of our directors and executive officers have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares purchased during or after this offering in connection with (i) the completion of our initial business combination; and (ii) a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or (B) with respect to any other material provision relating to the rights or pre-initial business combination activity of holders of our Class A ordinary shares. Additionally, our sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to its founder shares if we fail to complete our initial business combination within the prescribed time frame. If we do not complete an initial business combination within the prescribed time frame, the private placement warrants may expire worthless. Except as described in this prospectus, our sponsor and our directors and executive officers have agreed not to transfer, assign or sell any of their founder shares until the earliest of (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property. The private placement warrants will not be transferable until 30 days following the completion of our initial business combination. Because each of our executive officers will own ordinary shares or warrants directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

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Our sponsor, directors or executive officers or any of their affiliates may make additional investments in us in connection with our initial business combination, although they are under no obligation to do so. If our sponsor or any of its affiliates (including any Ares funds or their portfolio companies) elect to make additional investments or provide financing, such proposed transactions could influence our sponsor’s motivation to complete our initial business combination. Ares and its affiliates and certain of the Ares funds engage in the business of originating, underwriting, syndicating, acquiring and trading loans and debt securities of corporate and other borrowers, and may provide or participate in any debt financing arrangement in connection with any acquisition, financing or disposition of any target business that we may make.

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Our directors and executive officers may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors is included by a target business as a condition to any agreement with respect to our initial business combination. Our directors and executive officers or Ares or its affiliates may also sponsor, form or participate in other blank check companies similar to ours during the period in which we are seeking an initial business combination. In addition, funds managed by Ares may have provided debt to companies we pursue and such debt may or may not be paid off in connection with a potential business combination. Any such companies may present additional conflicts of interest in pursuing an acquisition target, particularly to the extent there is overlap among investment mandates and the director and executive officer teams.
We are not prohibited from pursuing an initial business combination with a business combination target that is affiliated with our sponsor, directors or executive officers or making the acquisition through a joint venture or other form of shared ownership with our sponsor, directors or executive officers. In the event we seek to complete our initial business combination with a business combination target that is affiliated with our sponsor, directors or executive officers, we, or a committee of independent and disinterested directors, may obtain an opinion from an independent entity that commonly renders valuation opinions, that such initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context. Furthermore, in no event will our sponsor or any of our existing directors or executive officers, or any of their respective affiliates, be paid by the company any finder’s fee, consulting fee or other compensation prior to, or for any services they render to effectuate, the completion of our initial business combination. Certain affiliates of our sponsor will be entitled to reimbursement for any out-of-pocket expenses (or an allocable portion of such out-of-pocket expenses), to the extent that such affiliates incur expenses for services provided to us before our initial business combination. Further, commencing on the date the registration statement of which this prospectus forms a part is declared effective by the SEC, we will also reimburse our sponsor for office space, utilities, secretarial support and administrative services provided to us in the amount of $16,667 per month.
We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.
In the event that we submit our initial business combination to our public shareholders for a vote, our sponsor has agreed to vote its founder shares, and our sponsor and directors and executive officers have agreed to vote any public shares purchased during or after this offering in favor of our initial business combination.
Limitation on Liability and Indemnification of Officers and Directors
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association will provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We will enter into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.
Our directors and executive officers have agreed, and any persons who may become directors or executive officers prior to the initial business combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we complete an initial business combination.
Our indemnification obligations may discourage shareholders from bringing a lawsuit against our directors or executive officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our directors and executive officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and executive officers.

PRINCIPAL SHAREHOLDERS
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of our Class A ordinary shares included in the units offered by this prospectus, and assuming no purchase of units in this offering, by:
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each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

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each of our directors, director nominees and executive officers that beneficially owns ordinary shares; and

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all our directors and executive officers as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares they beneficially own. The following table does not reflect record or beneficial ownership of the private placement warrants as these warrants are not exercisable within 60 days of the date of this prospectus.
On March 31, 2026, our sponsor paid $25,000 to cover certain of our offering costs in consideration of 2,875,000 Class B ordinary shares, par value $0.0001. Prior to the initial investment in the company of $25,000 by the sponsor, the company had no assets, tangible or intangible. Up to 375,000 founder shares are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised. The post-offering percentages in the following table assume that the underwriters do not exercise their over-allotment option, that the sponsor forfeits 375,000 founder shares and that there are 12,500,000 ordinary shares issued and outstanding after this offering, consisting of (i) 10,000,000 Class A ordinary shares (which are public shares) and (ii) 2,500,000 Class B ordinary shares.
	Before Offering		After Offering
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Approximate Percentage of Outstanding Ordinary Shares	Number of Shares Beneficially Owned(3)	Approximate Percentage of Outstanding Ordinary Shares
Ares Acquisition Holdings III LP (or sponsor)(3)	2,875,000(4)	100.0%	2,500,000	20.00%
Michael J Arougheti	— (5)	—	—	—
David B. Kaplan	— (5)	—	—	—
Jarrod Phillips	— (5)	—	—	—
Allyson Satin	— (5)	—	—	—
Peter Ogilvie	— (5)	—	—	—
Kathryn V. Marinello
Michael A. Woronoff	—	—	—	—
All executive officers, directors and director nominees as a group (7 individuals)	—	—	—	—
(1) Unless otherwise noted, the business address of each of our shareholders is c/o Ares Management LLC, 245 Park Avenue, 44th Floor, New York, NY 10167.
(2) Interests shown consist solely of founder shares, classified as Class B ordinary shares. Such shares will automatically convert into Class A ordinary shares upon the completion of our initial business combination or earlier at the at the option of the holders of the founder shares as described in the section entitled “Description of Securities.”
(3) The sponsor is a Cayman Islands exempted limited partnership managed by affiliates of Ares. Ares Acquisition Holdings III is the general partner of the sponsor. Ares Holdings L.P. is the sole shareholder of Ares Acquisition Holdings II. Ares Holdings L.P. is an indirect subsidiary of Ares. Ares Management GP LLC (“Ares Management GP”) is the sole holder of the Class B common stock, $0.01 par value per share, of Ares (the “Ares Class B Common Stock”) and Ares Voting LLC (“Ares Voting”) is the sole holder of the Class C common stock, $0.01 par value per share, of Ares (the “Ares Class C Common Stock”). Pursuant to Ares’ Certificate of Incorporation, the holders of the Ares Class B Common Stock and the Ares Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares if certain conditions are met. The sole member of both Ares Management GP and Ares Voting is Ares Partners Holdco LLC (“Ares Partners”). Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Ares Partners Board Members”). Mr. Ressler generally has veto authority over Ares Partners Board Members’ decisions.

(4) Includes up to 375,000 founder shares that will be surrendered to us for no consideration by our sponsor depending on the extent to which the underwriters’ over-allotment option is exercised.
(5) Does not include any shares indirectly owned by this individual as a result of their partnership interest in the sponsor.
Immediately after this offering, our sponsor will beneficially own 20% of the then issued and outstanding ordinary shares (assuming it does not purchase any units in this offering). Because of this ownership block, our sponsor may be able to effectively influence the outcome of all other matters requiring approval by our shareholders, including amendments to our amended and restated memorandum and articles of association and approval of significant corporate transactions including our initial business combination. If we increase or decrease the size of this offering, we will effect a share capitalization or a share contribution back to capital, or other appropriate mechanism, as applicable, with respect to the Class B ordinary shares immediately prior to the completion of this offering in such amount as to maintain the number of founder shares, on an as-converted basis, at 20% of our issued and outstanding ordinary shares upon the completion of this offering.
Our sponsor, directors and executive officers have agreed (a) to vote any shares they own in favor of any proposed business combination and (b) not to require us to redeem any shares in connection with a shareholder vote to approve a proposed initial business combination.
Our sponsor and our directors and executive officers are deemed to be our “promoters” as such term is defined under the federal securities laws.
Restrictions on Transfers of Founder Shares and Private Placement Warrants
The founder shares, private placement warrants and any Class A ordinary shares issued upon conversion or exercise of founder shares or private placement warrants are each subject to transfer restrictions pursuant to lock-up provisions in the agreements entered into by our sponsor and directors and executive officers. Our sponsor has agreed not to transfer, assign or sell any of its founder shares (or Class A ordinary shares issued upon conversion of founder shares) until the earlier of (a) one year after the completion of our initial business combination and (b) upon completion of our initial business combination, (x) if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. The private placement warrants and the respective Class A ordinary shares underlying such warrants are not transferable or salable until 30 days after the completion of our initial business combination. The foregoing restrictions are not applicable to the following transfers (collectively, the “Permitted Transfers”): (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members or partners of our sponsor or their affiliates and funds and accounts advised by such members or partners, any affiliates of our sponsor, or any employees of such affiliates; (b) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a estate planning vehicle or trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with the completion of a business combination at prices no greater than the price at which the founder shares, private placement warrants or Class A ordinary shares, as applicable, were originally purchased; (f) pro rata distributions from our sponsor to its members, partners, or shareholders pursuant to our sponsor’s operating agreement; (g) by virtue of the laws of the Cayman Islands and our sponsor’s organizational documents upon liquidation or dissolution of our sponsor; (h) to the Company for no value for cancellation in connection with the completion of our initial business combination; (i) in the event of our liquidation prior to the completion of our initial business combination; (j) in the event of our completion of a liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property subsequent to our completion of our initial business combination; (k) as permitted under paragraph 6 of the letter agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part; or (l) to a nominee or custodian of a person or entity to whom a Transfer would be permissible under clauses (a) through (j) above; provided, however, that in the case of clauses (a) through (g) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and the other restrictions contained in the letter agreement.

Certain relationships and related party transactions
On March 31, 2026, our sponsor paid $25,000 to cover certain of our offering costs in consideration of 2,875,000 Class B ordinary shares. If we increase or decrease the size of the offering, we will effect a share capitalization or a share surrender or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the completion of the offering in such amount as to maintain the ownership of our sponsor (and its permitted transferees, if any) at 20% of our issued and outstanding ordinary shares upon the completion of this offering. Up to 375,000 founder shares are subject to forfeiture by our sponsor depending on the extent to which the underwriters’ over-allotment option is exercised. The founder shares will automatically convert into Class A ordinary shares upon completion of a business combination, or earlier at the option of the holders of the founder shares, on a one-for-one basis, subject to certain adjustments.
Our sponsor has agreed not to transfer, assign or sell any of the founder shares (except to certain permitted transferees) until the earlier of (i) one year after the date of the completion of an initial business combination; and (ii) subsequent to the completion of an initial business combination, (a) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the business combination, and (b) the date on which we complete a liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Our sponsor has agreed to purchase an aggregate of 3,533,333 private placement warrants (3,733,333 private placement warrants if Full Over-Allotment is exercised) for a purchase price of $1.50 per whole warrant in a private placement that will occur simultaneously with the closing of this offering. As such, our sponsor’s interest in this transaction is valued at between $5,300,000 and $5,600,000, depending on the number of private placement warrants purchased. Each private placement warrant is exercisable by the holder for one Class A ordinary share at $11.50 per share. The private placement warrants (including the Class A ordinary shares issuable upon exercise of such warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of the initial business combination.
As more fully discussed in the section of this prospectus entitled “Management—Conflicts of Interest,” if any of our directors or executive officers becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. Our directors and executive officers currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.
We may, at our option, pursue an acquisition opportunity jointly with Ares, one or more parties affiliated with Ares, including officers and affiliates of Ares or Ares funds, or investors in such Ares funds. Any such party may co-invest with us in the target business at the time of our initial business combination, or we could raise additional proceeds to complete the acquisition by borrowing from or issuing to such parties a class of equity or debt securities. The amount and other terms and conditions of any such joint acquisition or specified future issuance would be determined at the time of such joint acquisition or issuance.
Our executive offices are located at 245 Park Avenue, 44th Floor, New York, New York 10167. The cost for our use of this space is included in the $16,667 per month fee we will pay to an affiliate of our sponsor for office space, utilities, secretarial support and administrative services, commencing on the date the registration statement of which this prospectus forms a part is declared effective by the SEC. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.
No compensation of any kind, including finder’s and consulting fees, will be paid to our sponsor, directors and executive officers, or any of their respective affiliates, for services rendered prior to, or in connection with, the completion of an initial business combination except certain affiliates of our sponsor will be entitled to reimbursement for any out-of-pocket expenses (or an allocable portion of such out-of-pocket expenses), to the extent that such affiliates incur expenses for services provided to us before our initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, directors, executive officers or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.
On March 31, 2026, we issued a promissory note to the sponsor, pursuant to which the sponsor agreed to loan us up to an aggregate of $400,000 to be used for costs related to this offering. The promissory note is non-interest bearing, unsecured and payable out of the offering proceeds not held in the trust account upon the earlier of December 31, 2026 and the closing of this offering.
In addition, to finance transaction costs in connection with an initial business combination, our sponsor, an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account or funds released to us as Working Capital Withdrawals to repay such loaned amounts but no proceeds from our trust account (other than Working Capital Withdrawals) would be used for such repayment. Up to $2,000,000 of such working capital loans may be convertible into warrants at a price of $1.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. The terms of such working capital loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our sponsor, an affiliate of our sponsor or certain of our officers or directors as we do not believe third parties will be willing to loan such funds and provide a waiver of the right to seek access to funds in our trust account.
We will have 24 months from the closing of this offering, until the end of the Extended Period or until such earlier date as our board of directors may approve, to complete our initial business combination. If we anticipate that we may be unable to complete our initial business combination within such 24-month period or within the Extended Period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must complete our initial business combination. If we seek shareholder approval for an extension, holders of Class A ordinary shares will be offered an opportunity to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of then issued and outstanding Class A ordinary shares, subject to applicable law.
If we are unable to complete our initial business combination within the applicable time period, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares for a pro rata portion of the funds held in the trust account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the warrants may expire worthless.
After our initial business combination, our directors and executive officers who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine director and executive officer compensation.
We will enter into a registration and shareholder rights agreement pursuant to which our sponsor will be entitled to certain registration rights with respect to the private placement warrants, the warrants issuable upon conversion of the working capital loans and the Class A ordinary shares issuable upon exercise of the foregoing and upon conversion of the founder shares, and, upon completion of our initial business combination, to nominate three individuals for appointment to our board of directors, as long as our sponsor holds any securities covered by the registration and shareholder rights agreement, which is described under the section of this prospectus entitled “Description of Securities—Registration and Shareholder Rights.”
We will engage Ares Management Capital Markets LLC, an affiliate of our sponsor, to provide consulting and advisory services to us in connection with this offering and our initial business combination. See “Underwriting—Capital Markets Advisor.”
Policy for Approval of Related Party Transactions
The audit committee of our board of directors will adopt a charter, providing for the review, approval or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee shall be provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the company has already committed to, the business purpose of the transaction, and the benefits of the transaction to the company and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.

Description of securities
We are a Cayman Islands exempted company and our affairs will be governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. Pursuant to our amended and restated memorandum and articles of association, which will be adopted prior to the completion of this offering, we will be authorized to issue 9,000,000,000 Class A ordinary shares and 900,000,000 Class B ordinary shares, as well as 99,990,000 preference shares, $0.0001 par value each. The following description summarizes certain terms of our shares as set out more particularly in our amended and restated memorandum and articles of association. Because it is only a summary, it may not contain all the information that is important to you.
Units
Each unit has an offering price of $10.00 and consists of one Class A ordinary share and one-fifth of one redeemable warrant. Each whole warrant entitles the holder of such warrant to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment, terms and limitations as described in this prospectus. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of the company’s Class A ordinary shares. This means only a whole warrant may be exercised at any given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least five units, you will not be able to receive or trade a whole warrant.
The units will continue to trade as units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant, until we complete an initial business combination, at which time such units, to the extent not redeemed, will automatically separate into their component parts and will no longer be outstanding.
Ordinary Shares
Prior to the date of this prospectus, there were 2,875,000 Class B ordinary shares issued and outstanding, all of which were held of record by our sponsor (and its permitted transferees). Upon the closing of this offering, 12,500,000 of our ordinary shares will be outstanding (assuming no exercise of the underwriters’ over-allotment option) including:
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10,000,000 Class A ordinary shares underlying the units issued as part of this offering; and

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2,500,000 Class B ordinary shares held by our sponsor (and its permitted transferees).

If we increase or decrease the size of this offering, we will effect a share capitalization or share contribution back to capital or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the completion of this offering in such amount as to maintain the ownership of our sponsor (and its permitted transferees, if any) at 20% of our issued and outstanding ordinary shares upon the completion of this offering.
Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law. Unless specified in our amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, an ordinary resolution under Cayman Islands law. To approve any such resolution, Cayman Islands law requires the affirmative vote of shareholders holding a majority of ordinary shares who attend and vote at a general meeting is required to approve any such matter voted upon by our shareholders. Approval of certain actions will require a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds of our ordinary shares that are voted, and pursuant to our amended and restated memorandum and articles of association; such actions include amending our amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares voted for the appointment of directors can appoint all of the directors. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.
Because our amended and restated memorandum and articles of association will authorize the issuance of up to 9,000,000,000 Class A ordinary shares, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of Class A ordinary shares which we will be authorized to issue at the same time as our shareholders vote on the business combination to the extent we seek shareholder approval in connection with our initial business combination.
Our board of directors is divided into three classes with only one class of directors being appointed in each year and each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with the         corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on the       . There is no requirement under the Companies Act for us to hold general meetings or appoint directors. We may not hold an annual general meeting to appoint new directors prior to the completion of our initial business combination. Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by a majority of the remaining directors.
We will provide our public shareholders with the opportunity to have all or a portion of their public shares redeemed in connection with our initial business combination. Any such redemption will be at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the completion of our initial business combination, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of the then-outstanding public shares, subject to the limitations described in this prospectus. The amount in the trust account is initially anticipated to be $10.00 per public share. The per share amount we will distribute to investors who properly elect to redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. The redemption rights will include the requirement that a beneficial owner must identify itself before we can validly redeem its shares. Our sponsor and each of our directors and executive officers have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares purchased during or after this offering in connection with (i) the completion of our initial business combination; and (ii) a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or (B) with respect to any other material provision relating to the rights or pre-initial business combination activity of holders of our Class A ordinary shares. Unlike many blank check companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon completion of such initial business combinations even when a vote is not required by applicable law or stock exchange listing requirements, if a shareholder vote is not required by law and we do not decide to hold a shareholder vote for business or other legal reasons, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing our initial business combination. Our amended and restated memorandum and articles of association will require these tender offer documents to contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, a shareholder approval of the transaction is required by applicable law or stock exchange listing requirements, or we decide to obtain shareholder approval for business or other legal reasons, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law. To approve any such resolution, Cayman Islands law requires the affirmative vote of shareholders holding a majority of ordinary shares who attend and vote at a general meeting. However, the participation of our sponsor, officers, directors, advisors or their affiliates in privately-negotiated transactions, if any, could result in the approval of our initial business combination even if a majority of our public shareholders vote, or indicate their intention to vote, against such initial business combination. For purposes of seeking approval of the majority of our issued and outstanding ordinary shares, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. Our amended and restated memorandum and articles of association will require that at least five clear days’ notice will be given of any general meeting.
If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from requiring us to redeem its shares with respect to Excess Shares, without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Our shareholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our initial business combination, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if we complete an initial business combination. And, as a result, such shareholders will continue to hold that number of shares exceeding 15% and, to dispose such shares would be required to sell their shares in open market transactions, potentially at a loss.
In the event we seek shareholder approval, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law. To approve any such resolution, Cayman Islands law requires the affirmative vote of shareholders holding a majority of ordinary shares who attend and vote at a general meeting.
In such case, our sponsor has agreed to vote its founder shares, and our sponsor and each of our directors and executive officers have agreed to vote any public shares purchased during or after this offering in favor of our initial business combination. As a result, if approved as an ordinary resolution, in addition to our sponsor’s founder shares, we would need 3,750,001, or 37.5% (assuming all issued and outstanding shares are voted), or 625,001, or 6.25% (assuming only the minimum number of shares representing a quorum are voted), of the 10,000,000 public shares sold in this offering to be voted in favor of an initial business combination in order to have our initial business combination approved. Additionally, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction or abstain from voting on the proposed transaction (subject to the limitation described in the preceding paragraph).
Pursuant to our amended and restated memorandum and articles of association, if we have not completed an initial business combination within 24 months or within the Extended Period or by such earlier date as our board of directors may approve, rom the closing of this offering, we will as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares. Any such redemption will be at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals) divided by the number of the then-outstanding public shares. Any such redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to our obligations under Cayman Islands law to provide for claims of creditors and to the other requirements of applicable law. Our sponsor has entered into an agreement with us, pursuant to which is has agreed to waive its rights to liquidating distributions from the trust account with respect to its founder shares if we fail to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve. However, our sponsor will be entitled to liquidating distributions from the company’s operating account with respect to its founder shares and, if our sponsor, directors or executive officers acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the prescribed time period. Our amended and restated memorandum and articles of association will provide that, if we wind up for any other reason prior to the completion of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.
In the event of a liquidation, dissolution or winding up of the company after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our public shareholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals) divided by the number of the then-outstanding public shares, in connection with our initial business combination, subject to the limitations described in this prospectus.
Founder Shares
The founder shares are designated as Class B ordinary shares and, except as described below, are identical to the Class A ordinary shares included in the units being sold in this offering, and holders of founder shares have the same shareholder rights as public shareholders, except that (i) the founder shares are subject to certain transfer restrictions, as described in more detail below; (ii) our sponsor has entered into an agreement with us, pursuant to which it has agreed (A) to waive its redemption rights with respect to its founder shares in connection with the completion of our initial business combination, (B) to waive its redemption rights with respect to its founder shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (i) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering within the Extended Period, or by such earlier date as our board of directors may approve, or (ii) with respect to any other material provision relating to the rights or pre-initial business combination activity of holders of our Class A ordinary shares and (C) to waive its rights to liquidating distributions from the trust account with respect to its founder shares if we fail to complete an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, although its will be entitled to liquidating distributions from the company’s operating account with respect to its founder shares if we fail to complete our initial business combination within such time period; (iii) the founder shares will automatically convert into Class A ordinary shares upon the completion of our initial business combination or earlier at the option of the holder; and (iv) are entitled to registration rights. If we submit our initial business combination to our public shareholders for a vote, our sponsor has agreed to vote its sponsor shares, and our sponsor and each of our directors and executive officers have agreed to vote any public shares purchased during or after this offering in favor of our initial business combination.
The founder shares will automatically convert into Class A ordinary shares upon the completion of our initial business combination or earlier at the option of the holders of the founder shares at a ratio such that the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of this offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the company in connection with or in relation to the completion of the initial business combination, The foregoing ratio will exclude any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial business combination and any private placement warrants issued to our sponsor upon conversion of working capital loans. In addition, the founder shares converted into Class A ordinary shares as described in this paragraph will not have any redemption rights or be entitled to liquidating distributions from the trust account if we fail to complete an initial business combination. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.
Except as described in this prospectus, our sponsor has agreed not to transfer, assign or sell any of its founder shares until the earlier of (a) one year after the completion of our initial business combination, and (b) the date on which we complete a liquidation, merger, share exchange or other similar transaction after our initial business combination that results in all of our public shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of our sponsor with respect to any founder shares. We refer to such transfer restrictions throughout this prospectus as the lock-up. Notwithstanding the foregoing, if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, the founder shares will be released from the lock-up.
Register of Members
Under Cayman Islands law, we must keep a register of members and there will be entered:
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the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights of shares;

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whether voting rights are attached to the share in issue;

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the date on which the name of any person was entered on the register as a member; and

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the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out in such register (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.
Preference Shares
Our amended and restated memorandum and articles of association will authorize 99,990,000 preference shares and provide that preference shares may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions of any such rights, designations, powers, preferences and qualifications, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of our board of directors to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preference shares issued and outstanding at the date of this prospectus. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future. No preference shares are being issued or registered in this offering.

Warrants
Public Shareholders’ Warrants
Each whole warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of our initial business combination, except as discussed in the immediately succeeding paragraph. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least five units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating to such registration statement is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and we will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A ordinary share underlying such unit.
While we have registered the offer of the Class A ordinary shares issuable upon exercise of the warrants under the Securities Act as part of the registration statement of which this prospectus forms a part, this prospectus cannot be used for the purpose of a future decision to exercise the warrants. In accordance with the terms of the warrant agreement, we do not plan on keeping a prospectus covering a future decision to exercise the warrants current until after the closing of the initial business combination. Under the terms of the warrant agreement, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement for this offering or a new registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. We have also agreed to use commercially reasonable efforts to cause any such amendment to become effective within 60 business days after the closing of our initial business combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if our Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonably efforts to register or qualify the issuance of shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the issuance of Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of

Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of the Class A ordinary shares (defined below) less the exercise price of the warrants by (y) the fair market value of the Class A ordinary shares. The “fair market value” as used in this paragraph means the average reported last sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent.
Cancellation and Expiration of Warrants upon Redemption of Class A Ordinary Shares. The units will continue to trade as units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant, until we complete an initial business combination. Warrants that are attached to Class A ordinary shares that are redeemed prior to, or in connection with, completion of our initial business combination will be cancelled and expire upon redemption of such shares without payment or any additional consideration.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00. Once the warrants become exercisable, we may redeem the outstanding warrants (except as described in this prospectus with respect to the private placement warrants):
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in whole and not in part;

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at a price of $0.01 per warrant;

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upon not less than 30-days’ prior written notice of redemption given after the warrants become exercisable to each warrant holder; and

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if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “—Warrants—Public Shareholders’ Warrants—Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless such warrants are then exercisable and an effective registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Class A ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “—Warrants—Public Shareholders’ Warrants—Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.
If we call the public warrants for redemption as described above, we will have the option to require any holder that wishes to exercise its public warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their public warrants on a “cashless basis,” we will consider, among other factors, our cash position, the number of public warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Class A ordinary shares issuable upon the exercise of our public warrants. If we take advantage of this option, all holders of public warrants would pay the exercise price by surrendering their public warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” of the Class A ordinary shares (defined below) by (y) the fair market value of the Class A ordinary shares. The “fair market value” as used in this paragraph means the average last reported sale price of the Class A ordinary shares for the 10 trading days ending on the third trading day immediately prior to the date on which the notice of redemption is sent to the holders of the warrants. If we take advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and we do not take advantage of this option, our sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis as described in more detail below.
No fractional Class A ordinary shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Class A ordinary shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the Class A ordinary shares pursuant to the warrant agreement (for instance, if we are not the surviving company in our initial business combination), the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the Class A ordinary shares, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.
Ownership limit. A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Class A ordinary shares issued and outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments. If the number of outstanding Class A ordinary shares is increased by a capitalization or share dividend payable in Class A ordinary shares, or by a sub-division of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, sub-division or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Class A ordinary shares equal to the product of (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) and (ii) one minus the quotient of (x) the price per Class A ordinary share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Class A ordinary shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Class A ordinary shares on account of such Class A ordinary shares (or other securities into which the warrants are convertible), other than (a) as described above; (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Class A ordinary shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Class A ordinary shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share; (c) to satisfy the redemption rights of the holders of Class A ordinary shares in connection with a proposed initial business combination; (d) to satisfy the redemption rights of the holders of Class A ordinary shares in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or (B) with respect to any other material provision relating to the rights or pre-initial business combination activity of holders of our Class A ordinary shares; or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash or the fair market value of any securities or other assets paid on each Class A ordinary share in respect of such event.
If the number of outstanding Class A ordinary shares is decreased by a consolidation, combination or reclassification of Class A ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Class A ordinary shares.
Whenever the number of Class A ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Class A ordinary shares so purchasable immediately upon such exercise.
In addition, if (x) we issue additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance, and (ii) to the extent that such issuance is made to our sponsor or its affiliates, without taking into account the transfer of founder shares or private placement warrants (including if such transfer is effectuated as a surrender to us and subsequent reissuance by us) by our sponsor in connection with such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest on such proceeds, available for the funding of our initial business combination on the date of the completion of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which we complete our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “—Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
In case of any reclassification or reorganization of the outstanding Class A ordinary shares (other than those described above or that solely affects the par value of such Class A ordinary shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Class A ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented by such warrants, the kind and amount of Class A ordinary shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.
The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, or defective provision, (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.
The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Class A ordinary shares. After the issuance of Class A ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional warrants will be issued upon separation of the units and only whole warrants will trade. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Class A ordinary shares to be issued to the warrant holder.
We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors—Risks Relating to Ownership of Our Securities—Our warrant agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations under such laws. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations under the Securities Act.
Private Placement Warrants
Except as described below, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in this offering. The private placement warrants (including the Class A ordinary shares issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except pursuant to limited exceptions as described under “Principal Shareholders—Restrictions on Transfers of Founder Shares and Private Placement Warrants,” to our officers and directors and other persons or entities affiliated with the initial purchasers of the private placement warrants) and they will not be redeemable by us. Any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants will require a vote of holders of at least 50% of the number of the then outstanding private placement warrants.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “sponsor fair market value” (defined below) by (y) the sponsor fair market value. For these purposes, the “sponsor fair market value” shall mean the average last reported sale price of the Class A ordinary shares for the trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis is because it is not known at this time whether the holders of such warrants will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that restrict insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the Class A ordinary shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.
In order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, our sponsor, an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $2,000,000 of such working capital loans may be convertible into warrants of the post business combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants.
Dividends
We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of our board of directors at such time. If we increase or decrease the size of this offering, then we will effect a share capitalization or a share contribution back to capital or other appropriate mechanism, as applicable, with respect to our founder shares immediately prior to the completion of this offering in such amount as to maintain the number of founder shares at 20% of our issued and outstanding ordinary shares upon the completion of this offering. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection with any such indebtedness.
Our Transfer Agent and Warrant Agent
The transfer agent for our ordinary shares and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any claims and losses due to any gross negligence or willful misconduct, fraud or bad faith of the indemnified person or entity.
Certain Differences in Corporate Law
Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).
Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2∕3 % in value of the voting shares voted at a general meeting) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.
Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.
Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived, (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.
Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.
Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to complete a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at an annual general meeting, or extraordinary general meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
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we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

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the shareholders have been fairly represented at the meeting in question;

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the arrangement is such as a businessman would reasonably approve; and

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the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.
Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within 4 months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.
Further, transactions similar to a merger, reconstruction or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders’ Suits. Maples and Calder (Cayman) LLP, our Cayman Islands counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
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a company is acting, or proposing to act, illegally or beyond the scope of its authority;

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the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

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those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.
Exclusive Forum for Certain Lawsuits. Our amended and restated memorandum and articles of association provide that unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with our amended and restated memorandum and articles of association or otherwise related in any way to each shareholder’s shareholding in the Company. Without limiting the generality of the foregoing, such claims include: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any current or former director, officer, shareholder or other employee of the Company to the Company or the shareholders of the Company; (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our amended and restated memorandum and articles of association; or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States of America) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in our amended and restated memorandum and articles of association will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.
Our amended and restated memorandum and articles of association also provide that, without prejudice to any other rights or remedies that the Company may have, each shareholder of the Company acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum. Consequently, for any breach of that forum selection provision, the Company, without proof of special damages, has the right to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of that provision.
Enforcement of Civil Liabilities. The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.
We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Special Considerations for Exempted Companies. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
•
an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•
an exempted company’s register of members is not open to inspection;

•
an exempted company does not have to hold an annual general meeting;

•
an exempted company may issue shares with no par value;

•
an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

•
an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•
an exempted company may register as a limited duration company; and

•
an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Amended and Restated Memorandum and Articles of Association
Our amended and restated memorandum and articles of association will contain provisions designed to provide certain rights and protections relating to this offering that will apply to us until the completion of our initial business combination. These provisions cannot be amended without a special resolution under Cayman Islands law. As a matter of Cayman Islands law, a resolution is deemed to be a special resolution where it has been approved by either (i) the affirmative vote of at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s shareholders entitled to vote and so voting at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given; or (ii) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders. Our amended and restated memorandum and articles of association will provide that special resolutions must be approved either by at least two-thirds of our shareholders who attend and vote at a general meeting of the company (i.e., the lowest threshold permissible under Cayman Islands law), or by a unanimous written resolution of all of our shareholders. Further, our amended and restated memorandum and articles of association provide that a quorum at our general meetings will consist of a majority of the ordinary shares entitled to vote at such meeting being present in person or by proxy.
Our sponsor and its permitted transferees, if any, who will collectively beneficially own 20% of our ordinary shares upon the closing of this offering (assuming they do not purchase any units in this offering), will participate in any vote to amend our amended and restated memorandum and articles of association and will have the discretion to vote in any manner they choose. Specifically, our amended and restated memorandum and articles of association will provide, among other things, that:
•
if we have not completed an initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, we will as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares. Any such redemption will be at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals) divided by the number of the then-outstanding public shares. Any such redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to our obligations under Cayman Islands law to provide for claims of creditors and to the other requirements of applicable law;

•
prior to, or in connection with, our initial business combination, we may not issue additional securities that would entitle the holders of such securities to (i) receive funds from the trust account; or (ii) vote as a class with our public shares (a) on our initial business combination or (b) to approve an amendment to our amended and restated memorandum and articles of association to (x) extend the time we have to complete a business combination beyond 24 months from the closing of this offering, beyond the Extended Period or such earlier date as our board of directors may approve, or (y) amend the foregoing provisions;

•
although we do not intend to enter into a business combination with a target business that is affiliated with our sponsor, directors or executive officers, we are not prohibited from doing so. In the event we enter into such a transaction, we, or a committee of independent directors, will obtain an opinion from an independent entity that commonly renders valuation opinions that such a business combination is fair to our company from a financial point of view;

•
if a shareholder vote on our initial business combination is not required by law and we do not decide to hold a shareholder vote for business or other legal reasons, we will offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act;

•
our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the trust account (excluding the amount of deferred underwriting discounts held in trust and taxes payable on the income earned on the trust account) at the time of the agreement to enter into the initial business combination;

•
if our shareholders approve an amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering, within the Extended Period or by such earlier date as our board of directors may approve, or (B) with respect to any other material provision relating to the rights or pre-initial business combination activity of holders of our Class A ordinary shares, we will provide our public shareholders with the opportunity to redeem all or a portion of their ordinary shares upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (less Permitted Withdrawals), divided by the number of the then-outstanding public shares, subject to the limitations described in this prospectus; and

•
we will not effectuate our initial business combination with another blank check company or a similar company with nominal operations.

The Companies Act permits a company incorporated in the Cayman Islands to amend its memorandum and articles of association with the approval of a special resolution which requires the approval of the holders of at least two-thirds of such company’s issued and outstanding ordinary shares who attend and vote at a general meeting or by way of unanimous written resolution. A company’s articles of association may specify that the approval of a higher majority is required but, provided the approval of the required majority is obtained, any Cayman Islands exempted company may amend its memorandum and articles of association regardless of whether its memorandum and articles of association provide otherwise. Accordingly, although we could amend any of the provisions relating to our proposed offering, structure and business plan which are contained in our amended and restated memorandum and articles of association, we view all of these provisions as binding obligations to our shareholders and neither we, nor our officers or directors, will take any action to amend or waive any of these provisions unless we provide dissenting public shareholders with the opportunity to redeem their public shares.
Economic Substance—Cayman Islands
The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “ES Act”) which came into force on 1 January 2019. The ES Act requires each relevant entity to maintain an economic substance in the Cayman Islands that is commensurate to, and appropriate for, the level of relevant activity carried on in the Cayman Islands by such relevant entity. A relevant entity which carries on a relevant activity but fails to satisfy the economic substance requirements under the ES Act may be subject to penalties under the ES Act. We do not believe we are currently required to satisfy the economic substance test under the ES Act as we do not believe that we are carrying on a relevant activity within the meaning of the ES Act. However, there can be no assurance that we will not be required to satisfy the economic substance requirements going forward.
Anti-Money Laundering—Cayman Islands
If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
Data Protection—Cayman Islands
We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.
Privacy Notice
Introduction
This privacy notice puts our shareholders on notice that through your investment in the company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”). In the following discussion, the “company” refers to us and our affiliates or delegates, except where the context requires otherwise.
Investor Data
We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.
In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.
We may also obtain personal data from other public sources. Personal data includes the following information relating to a shareholder or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.
Who this Affects
If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.
How the Company May Use a Shareholder’s Personal Data
The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:
(a)
here this is necessary for the performance of our rights and obligations under any purchase agreements;

(b)
here this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); or

(c)
here this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.
Why We May Transfer Your Personal Data
In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.
We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.
The Data Protection Measures We Take
Any transfer of personal data by us or our duly authorized affiliates or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.
We and our duly authorized affiliates or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.
Certain Anti-takeover Provisions of our Amended and Restated Memorandum and Articles of Association
Our amended and restated memorandum and articles of association will provide that our board of directors will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual general meetings.
Our authorized but unissued Class A ordinary shares and preference shares will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Class A ordinary shares and preference shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Securities Eligible for Future Sale
Immediately after this offering we will have 12,500,000 ordinary shares (14,375,000 ordinary shares in a Full Over-Allotment) issued and outstanding on an as-converted basis. Of these shares, the Class A ordinary shares sold in this offering (10,000,000 Class A ordinary shares if the underwriters’ over-allotment option is not exercised and 11,500,000 Class A ordinary shares in a Full Over-Allotment) will be freely tradable without restriction or further registration under the Securities Act, except for any Class A ordinary shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the outstanding founder shares (2,500,000 founder shares if the underwriters’ over-allotment option is not exercised and 2,875,000 founder shares in a Full Over-Allotment) and all of the outstanding private placement warrants (3,533,333 private placement warrants if the underwriters’ over-allotment option is not exercised and 3,733,333 private placement warrants in a Full Over-Allotment) will be restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.
Rule 144
Pursuant to Rule 144, a person who has beneficially owned restricted shares or warrants for at least 6 months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 3 months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 3 months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares or warrants for at least 6 months but who are our affiliates at the time of, or at any time during the 3 months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of ordinary shares then outstanding, which will equal 125,000 shares immediately after this offering (or 143,750 shares in a Full Over-Allotment); or

•
the average weekly reported trading volume of the Class A ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our sponsor will be able to sell its founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.
Registration and Shareholder Rights
The holders of the founder shares, private placement warrants and warrants that may be issued upon conversion of working capital loans (and any Class A ordinary shares issuable upon the exercise of the private placement warrants and warrants that may be issued upon conversion of working capital loans) will be entitled to registration rights pursuant to a registration and shareholder rights agreement to be signed prior to or on the effective date of this offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our completion of our initial business combination. However, the registration and shareholder rights agreement will provide that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period, which occurs (i) in the case of the founder shares, as described in the following paragraph, and (ii) in the case of the private placement warrants and the respective Class A ordinary shares underlying such warrants, 30 days after the completion of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.
Except as described in this prospectus, our sponsor has agreed not to transfer, assign or sell any of its founder shares until (i) one year after the completion of our initial business combination, or (ii) the date on which we complete a liquidation, merger, share exchange or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of our sponsor with respect to any founder shares. We refer to such transfer restrictions throughout this prospectus as the lock-up. Notwithstanding the foregoing, if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, the founder shares will be released from the lock-up.
In addition, pursuant to the registration and shareholder rights agreement, our sponsor, upon completion of an initial business combination, will be entitled to nominate three individuals for appointment to our board of directors, as long as our sponsor holds any securities covered by the registration and shareholder rights agreement.
Listing of Securities
We intend to apply to have our units listed on the         under the symbol “AAC.U.” The units will not separate into Class A ordinary shares and warrants, and the Class A ordinary shares and warrants comprising the units will not trade separately until following the completion of our initial business combination. The units will automatically separate into their component parts and the units will not be traded following the completion of our initial business combination.

TAXATION
The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant, which we refer to collectively as our securities, is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares and warrants, such as the tax consequences under state, local and other tax laws.
Prospective investors should consult their advisors on the possible tax consequences of investing in our securities under the laws of their country of citizenship, residence or domicile.
Cayman Islands Tax Considerations
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws:
Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.
No stamp duty is payable in respect of the issue of our Class A ordinary shares or on an instrument of transfer in respect of such shares.
The company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:
The Tax Concessions Act
(As revised)
Undertaking as to Tax Concessions
In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with Ares Acquisition Corporation III (the “Company”):
1.
That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.
In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1
On or in respect of the shares, debentures or other obligations of the Company; or

2.2
by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 30 years from the date hereof.
United States Federal Income Tax Considerations
General
The following discussion summarizes certain U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of our units (each consisting of one Class A ordinary share and one-fifth of one redeemable warrant) that are purchased in this offering by U.S. Holders (as defined below) and Non-U.S. Holders (as defined below).
This discussion is limited to certain U.S. federal income tax considerations to beneficial owners of our securities who are initial purchasers of a unit pursuant to this offering and hold the unit and each component of the unit as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes any distributions made (or deemed made) by us on our Class A ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars. This discussion is a summary only and does not consider all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership and disposition of a unit by a prospective investor in light of its particular circumstances, including:
•
our sponsor, founders, officers or directors;

•
banks, financial institutions or financial services entities;

•
broker-dealers;

•
taxpayers that are subject to the mark-to-market accounting rules;

•
tax-exempt entities;

•
S-corporations;

•
governments or agencies or instrumentalities thereof;

•
insurance companies;

•
regulated investment companies;

•
real estate investment trusts;

•
United States expatriates or former long-term residents of the United States;

•
except as specifically provided below, persons that actually or constructively own five percent or more of our shares by vote or value at any time;

•
persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

•
persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to our securities being taken into account in an “applicable financial statement” (as defined in the Code);

•
“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax; or

•
U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and such provisions may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws and does not address the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith and any laws, regulations or practices adopted in connection with any such agreement).
We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.
As used herein, the term “U.S. Holder” means a beneficial owner of units, Class A ordinary shares or warrants that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election to be treated as a United States person.
This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes or other pass-through entity) holds or is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner, member or other beneficial owner in the partnership (or other pass-through entity) generally will depend on the status of the partner, member or other beneficial owner and the activities of the partner, member or other beneficial owner and the partnership (or other pass-through entity) and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership (or other pass-through entity) holding our securities, we urge you to consult your tax advisor.
THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, AND NON-UNITED STATES TAX LAWS.
Allocation of Purchase Price and Characterization of a Unit
No statutory, administrative or judicial authority directly addresses the treatment of a unit or instruments similar to a unit for U.S. federal income tax purposes, and therefore, that treatment is not entirely clear. The acquisition and ownership of a unit is unclear and depends on whether the one-fifth of one warrant is treated as outstanding for U.S. federal income tax purposes from the time of issuance of the units, as opposed to not being outstanding prior to the initial business combination. If the warrants are treated as outstanding at the time of the issuance of the units, then the acquisition of the units should be treated for U.S. federal income tax purposes as the acquisition of one Class A ordinary share and one-fifth of one warrant, a whole one of which is exercisable to acquire one Class A ordinary share, and the holder of a unit should be treated for U.S. federal income tax purposes as the owner of one Class A ordinary share and one-fifth of one warrant. We intend to treat the acquisition of a unit in this manner and, by purchasing a unit, you must adopt such treatment for applicable tax purposes.
Subject to the discussion under “Alternative Characterization of the Units” below, the remainder of this discussion assumes that the warrants will be treated as outstanding at the time of the issuance of the units and that the characterization of the units described above is respected for U.S. federal income tax purposes.

For U.S. federal income tax purposes, each holder of a unit will agree to allocate the purchase price paid by such holder for such unit between the one Class A ordinary share and the one-fifth of one warrant based on the relative fair market value of each at the time of issuance. Under U.S. federal income tax law, each investor must make his or her own determination of such value based on all the relevant facts and circumstances. Therefore, we strongly urge each investor to consult his or her tax adviser regarding the determination of value for these purposes. The price allocated to each Class A ordinary share and one-fifth of one warrant should constitute the shareholder’s initial tax basis in such share or warrant. Any disposition of a unit should be treated for U.S. federal income tax purposes as a disposition of the Class A ordinary share and one-fifth of one warrant comprising the unit, and the amount realized on the disposition should be allocated between the Class A ordinary share and one-fifth of one warrant based on their respective relative fair market values at the time of disposition (as determined by each such unit holder based on all relevant facts and circumstances). Neither the separation of the Class A ordinary share and the one-fifth of one warrant constituting a unit nor the combination of fifths of warrants into a single warrant should be a taxable event for U.S. federal income tax purposes.
The foregoing treatment of the Class A ordinary shares and warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its tax advisor regarding the tax consequences of an investment in a unit (including alternative characterizations of a unit).
Alternative Characterization of the Units
If the warrants are not treated as outstanding during the period between the issuance of the units and the consummation of a business combination, the acquisition of a unit should be treated as the acquisition of a Class A ordinary share and the owner of a unit should generally be treated as the owner of a Class A ordinary share. Holders that do not elect to redeem their units in connection with a business combination and who receive in exchange for their units Class A ordinary shares and warrants at the time of a business combination should be treated for U.S. federal income tax purposes as having received a distribution of warrants at such time.
Although the authorities governing transactions such as the distribution of such warrants are complex and unclear in certain respects (and dependent on the facts present at such relevant times), we expect that a holder of new units deemed to receive warrants in connection with a business combination should not be treated as receiving a taxable distribution. This general rule is subject to exceptions, including for “disproportionate distributions.” A disproportionate distribution is a distribution or a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some shareholders and an increase in the proportionate interest of other shareholders in a corporation’s assets or earnings and profits. For this purpose, distributions of cash or other property incident to an “isolated” redemption of stock do not cause a distribution or series of distributions to be disproportionate. Although not entirely clear, under these rules and dependent on the facts present at such relevant times, we do not expect the distribution (for tax purposes) of warrants in connection with the consummation of a business combination to be treated as a disproportionate distribution.
If the distribution is non-taxable to a U.S. Holder, and the warrants that the U.S. Holder is deemed to receive in the distribution have a fair market value equal to 15% or more of the fair market value of the U.S. holder’s Class A ordinary shares on the date of the distribution, the U.S. Holder must allocate its adjusted tax basis in its Class A ordinary shares between those shares and the warrants in proportion to their relative fair market values at that time. Otherwise, the U.S. Holder’s tax basis in the warrants that the U.S. Holder is deemed to receive in the distribution will be zero unless the U.S. Holder irrevocably elects, in its U.S. federal income tax return for the taxable year in which the warrants are deemed received, to allocate its adjusted tax basis in its Class A ordinary shares between those shares and the warrants as described in the foregoing sentence.
If the treatment of the distribution as tax-free is determined by the IRS or a court to be incorrect, or if a business combination is consummated in a manner that denies holders of the U.S. federal income tax treatment described above, holders receiving the warrants may be treated as receiving a distribution in an amount equal to the fair market value of such warrants at that time. Investors are urged to consult their tax advisors in this regard.
U.S. Holders
Taxation of Distributions
Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any distribution paid on our Class A ordinary shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules described below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A ordinary shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A ordinary shares (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below).
With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below) only if our Class A ordinary shares are readily tradable on an established securities market in the United States, the company is not treated as a PFIC at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. It is unclear, however, whether certain redemption rights described in this prospectus may suspend the running of the applicable holding period for this purpose. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our Class A ordinary shares.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our Class A ordinary shares or warrants (including on our dissolution and liquidation if we do not consummate an initial business combination within the required time period). Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A ordinary shares or warrants exceeds one year. It is unclear, however, whether certain redemption rights described in this prospectus may suspend the running of the applicable holding period for this purpose.
The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition (or, if the Class A ordinary shares or warrants are held as part of units at the time of the disposition, the portion of the amount realized on such disposition that is allocated to the Class A ordinary shares or warrants based upon the then relative fair market values of the Class A ordinary shares and the warrants included in the units) and (ii) the U.S. Holder’s adjusted tax basis in its Class A ordinary shares or warrants so disposed of. A U.S. Holder’s adjusted tax basis in its Class A ordinary shares and warrants generally will equal the U.S. Holder’s acquisition cost (that is, the portion of the purchase price of a unit allocated to a share of Class A ordinary shares or one-fifth of one warrant, as described above under “—Allocation of Purchase Price and Characterization of a Unit”) reduced, in the case of a Class A ordinary share, by any prior distributions treated as a return of capital. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. See “—Exercise, Lapse or Redemption of a Warrant” below for a discussion regarding a U.S. Holder’s tax basis in the Class A ordinary share acquired pursuant to the exercise of a warrant. The deduction of capital losses is subject to certain limitations.

Redemption of Class A Ordinary Shares
Subject to the PFIC rules discussed below, in the event that a U.S. Holder’s Class A ordinary shares are redeemed pursuant to the redemption provisions described in this prospectus under “Description of Securities—Ordinary Shares” or if we purchase a U.S. Holder’s units in an open market transaction (in either case referred to herein as a “redemption”), the treatment of the redemption or purchase should be treated as a redemption of each of the Class A ordinary share and the one-fifth of one warrant comprising the unit. The redemption price or purchase price should be allocated between the Class A ordinary share and the warrant based on their relative fair market values. The redemption of the warrants generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above, subject to the PFIC rules discussed below.
Subject to the PFIC rules discussed below, the U.S. tax treatment of the redemption of a U.S. Holder’s Class A ordinary shares for U.S. federal income tax purposes will depend on whether it qualifies as a sale of the Class A ordinary shares under Section 302 of the Code. If the redemption qualifies as a sale of Class A ordinary shares, the U.S. Holder will be treated as described under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” above. If the redemption does not qualify as a sale of Class A ordinary shares, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences described above under “—Taxation of Distributions.” Whether a redemption qualifies for sale treatment will depend largely on the total number of our shares treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder described in the following paragraph) relative to all of our shares outstanding both before and after such redemption. The redemption of Class A ordinary shares generally will be treated as a sale of the Class A ordinary shares (rather than as a corporate distribution) if such redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only our shares actually owned by the U.S. Holder, but also our shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include Class A ordinary shares which could be acquired pursuant to the exercise of the warrants. To meet the substantially disproportionate test, the percentage of our outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption of Class A ordinary shares must, among other requirements, be less than 80 percent of the percentage of our outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption. Prior to our initial business combination, the Class A ordinary shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of a U.S. Holder’s interest if either (i) all of our shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of our shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares of ours. The redemption of the Class A ordinary shares will not be essentially equivalent to a dividend with respect to a U.S. Holder if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its tax advisors as to the tax consequences of a redemption.
If none of the foregoing tests are satisfied, then the redemption will be treated as a corporate distribution and the tax effects will be as described under “—Taxation of Distributions” above. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed Class A ordinary shares will be added to the U.S. Holder’s adjusted tax basis in its remaining shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its warrants or possibly in other shares constructively owned by it.

U.S. Holders who actually or constructively own five percent (or if our Class A ordinary shares are not then publicly traded, one percent) or more of our shares (by vote or value) may be subject to special reporting requirements with respect to a redemption of Class A ordinary shares, and such holders are urged to consult with their tax advisors with respect to their reporting requirements.
Exercise, Lapse or Redemption of a Warrant
Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of a Class A ordinary share on the exercise of a warrant for cash. A U.S. Holder’s initial tax basis in a Class A ordinary share received upon exercise of the warrant generally will equal the sum of the U.S. Holder’s initial investment in the warrant (that is, the portion of the U.S. Holder’s purchase price for the units that is allocated to the warrant, as described above under “—Allocation of Purchase Price and Characterization of a Unit”) and the exercise price. It is unclear whether a U.S. Holder’s holding period for the Class A ordinary share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the period during which the U.S. Holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.
The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed below, a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the Class A ordinary shares received generally would equal the U.S. Holder’s tax basis in the warrants. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A ordinary share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the period during which the U.S. Holder held the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Class A ordinary shares received would include the holding period of the warrants.
It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered a number of warrants having an aggregate value equal to the exercise price for the total number of warrants deemed exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the aggregate value of the warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. In this case, a U.S. Holder’s tax basis in the Class A ordinary shares received would equal the sum of the U.S. Holder’s initial investment in the warrants deemed exercised (i.e., the portion of the U.S. Holder’s purchase price for the units that is allocated to the warrant, as described above under “—Allocation of Purchase Price and Characterization of a Unit”) and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the Class A ordinary share would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the period during which the U.S. Holder held the warrant.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, a U.S. Holder should consult its tax advisor regarding the tax consequences of a cashless exercise.
Subject to the PFIC rules described below, if we redeem warrants for cash pursuant to the redemption provisions described in the section of this prospectus entitled “Description of Securities—Warrants—Public Shareholders’ Warrants” or if we purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants.” The tax consequences of an exercise of a warrant occurring after our giving notice of an intention to redeem the warrant for $0.01 as described in the section of this prospectus entitled “Description of Securities—Warrants—Public Shareholders’ Warrants,” are unclear under current law. In the case of a cashless exercise, the exercise may be treated either as if we redeemed such warrant for Class A ordinary shares or as an exercise of the warrant. If the cashless exercise of a warrant for Class A ordinary shares is treated as a redemption, then such redemption generally should be treated as a tax-deferred recapitalization for U.S. federal income tax purposes, in which case a U.S. Holder should not recognize any gain or loss on such redemption, and accordingly, a U.S. Holder’s basis in the Class A ordinary shares received should equal the U.S. Holder’s aggregate tax basis in the warrant redeemed and the holding period of the Class A ordinary shares would include the holding period of the warrant. If the cashless exercise of a warrant is treated as such, the tax consequences generally should be similar to those described in the previous paragraphs. In the case of an exercise of a warrant for cash, the tax treatment generally should be as described above in the first paragraph under the heading “—U.S. Holders—Exercise, Lapse or Redemption of a Warrant.” Due to the lack of clarity under current law regarding the treatment of an exercise of a warrant after our giving notice of an intention to redeem the warrant, there can be no assurance as to which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise of a warrant occurring after our giving notice of an intention to redeem the warrant as described above.
Possible Constructive Distributions
The terms of each warrant provide for an adjustment to the number of Class A ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities—Warrants—Public Shareholders’ Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Class A ordinary shares that would be obtained upon exercise or through a decrease to the exercise price, including, for example, the decrease to the exercise price of the warrants where additional Class A ordinary shares or equity-linked securities are issued in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per ordinary share, as described under “Description of Securities—Warrants—Public Shareholders’ Warrants—Anti-dilution Adjustments”), including as a result of a distribution of cash or other property to the holders of our Class A ordinary shares which is taxable to the U.S. Holders of such Class A ordinary shares as described under “—Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest. Generally, a U.S. Holder’s adjusted tax basis in its warrant would be increased to the extent any such constructive distribution is treated as a dividend.
Passive Foreign Investment Company Rules
A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.
Because we are a blank check company, with no current active business, we believe that it is likely that we will meet the PFIC asset or income test for our current taxable year. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (i) no predecessor of the corporation was a PFIC; (ii) the corporation satisfies the IRS that it will not be a PFIC for either of the two taxable years following the start-up year; and (iii) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us is uncertain and will not be known until after the close of our current taxable year (or possibly not until after the close of the first two taxable years following our start-up year, as described under the start-up exception). After the acquisition of a company or assets in a business combination, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets as well as the passive income and assets of the acquired business. If the company that we acquire in a business combination is a PFIC, then we will likely not qualify for the start-up exception and will be a PFIC for our current taxable year. Our actual PFIC status for our current taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our current or future taxable years. It is not entirely clear how various aspects of the PFIC rules apply to the warrants. Section 1298(a)(4) of the Code provides that, to the extent provided in Treasury regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final Treasury regulations are currently in effect under Section 1298(a)(4) of the Code. However, proposed Treasury regulations under Section 1298(a)(4) of the Code have been promulgated with a retroactive effective date (the “Proposed PFIC Option Regulations”). Each prospective investor is urged to consult its tax advisors regarding the possible application of the Proposed PFIC Option Regulations to an investment in the warrants. Solely for discussion purposes, the following discussion assumes that the Proposed PFIC Option Regulations will apply to the warrants.
Although our PFIC status is determined annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held (or is deemed to have held) Class A ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our Class A ordinary shares or warrants and, in the case of our Class A ordinary shares, the U.S. Holder did not make either a timely and valid qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Class A ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A ordinary shares or warrants (which may include gain realized by reason of transfers of Class A ordinary shares or warrants that would otherwise qualify as non-recognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A ordinary shares).
Under these rules:
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the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares or warrants;

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the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

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the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for that year; and

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an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect of our Class A ordinary shares (but not our warrants) by making a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.
A U.S. Holder may not make a QEF election with respect to its warrants to acquire our Class A ordinary shares. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and we were a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired Class A ordinary shares (or has previously made a QEF election with respect to our Class A ordinary shares), the QEF election will apply to the newly acquired Class A ordinary shares. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Class A ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. Holder generally will have a new basis and holding period in the Class A ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
To comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, upon written request, we will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, to enable the U.S. Holder to make and maintain a QEF election, but there is no assurance that we will timely provide such required information. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.
If a U.S. Holder has made a QEF election with respect to our Class A ordinary shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our Class A ordinary shares generally will be taxable as capital gain and no additional tax or interest charge will be imposed under the PFIC rules. As discussed above, if we are a PFIC for any taxable year, a U.S. Holder of our Class A ordinary shares that has made a QEF election will be currently taxed on its pro rata share of our earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if we are not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to our Class A ordinary shares for such taxable year.
If we are a PFIC and our Class A ordinary shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) our Class A ordinary shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A ordinary shares at the end of such year over its adjusted basis in its Class A ordinary shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A ordinary shares over the fair market value of its Class A ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.
The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE (on which we intend to list the Class A ordinary shares), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the ordinary shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to our Class A ordinary shares under their particular circumstances.
If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide such required information. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.
A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or market-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.
The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Class A ordinary shares and warrants should consult their tax advisors concerning the application of the PFIC rules to our securities under their particular circumstances.
Tax Reporting
Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. An interest in the company constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Potential investors are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in our Class A ordinary shares and warrants.

Non-U.S. Holders
This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of our units, Class A ordinary shares or warrants (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) who or that is for U.S. federal income tax purposes:
•
a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

•
a foreign corporation; or

•
an estate or trust that is not a U.S. Holder, but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of our securities.

Dividends (including constructive distributions treated as dividends as described above) paid or deemed paid to a Non-U.S. Holder in respect of our Class A ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States). In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our Class A ordinary shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States).
Dividends (including constructive distributions treated as dividends as described above) and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.
The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder or the redemption of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise, lapse or redemption of a warrant by a U.S. Holder, as described under “—U.S. Holders—Exercise, Lapse or Redemption of a Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of our Class A ordinary shares and warrants.
Information Reporting and Backup Withholding
Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our Class A ordinary shares and warrants, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

Underwriting
Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below the following respective number of units:
Underwriters	Number of Units
J.P. Morgan Securities LLC

Jefferies LLC

Total
The underwriting agreement provides that the obligations of the underwriters to purchase the units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the units (other than those covered by the overallotment option described below) if they purchase any of the units.
Units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $      per unit. If all of the units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The underwriters have advised us that they do not intend to make sales to discretionary accounts. The offering of the units by the underwriters are subject to receipt and acceptance and subject to the underwriters’ rights to reject any order in whole or in part.
If the underwriters sell more units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to 1,500,000 additional units at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, the underwriters must purchase a number of additional units approximately proportionate to that underwriters’ initial purchase commitment. Any units issued or sold under the option will be issued and sold on the same terms and conditions as the other units that are the subject of this offering.
We, our sponsor and our officers and directors have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any units, warrants, ordinary shares or any other securities convertible into, or exercisable, or exchangeable for, ordinary shares, subject to certain exceptions. J.P. Morgan Securities LLC and Jefferies LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice, other than in the case of the officers and directors, which shall be with notice. Our sponsor, officers and directors are also subject to separate transfer restrictions on their founder shares and private placement warrants as described in the following paragraph.
Our sponsor and our executive officers and directors have agreed not to transfer, assign or sell any of their founder shares until the earlier to occur of (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property (except with respect to permitted transferees as described herein under the section of this prospectus entitled “Principal Shareholders—Restrictions on Transfers of Founder Shares and Private Placement Warrants”). The private placement warrants (including the Class A ordinary shares issuable upon exercise of the private placement warrants) will not be transferable, assignable or saleable until 30 days after the completion of our initial business combination (except with respect to permitted transferees as described herein under the section of this prospectus entitled “Principal Shareholders—Restrictions on Transfers of Founder Shares and Private Placement Warrants”).
Prior to this offering, there has been no public market for our securities. Consequently, the initial public offering price for the units was determined by negotiations between us and the underwriters. Among the factors considered in determining initial public offering price were the history and prospects of companies whose principal business is the acquisition of other companies, prior offerings of those companies, our directors or executive officers, our capital structure, and currently prevailing general conditions in equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the units, Class A ordinary shares or warrants will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our units, Class A ordinary shares or warrants will develop and continue after this offering.
We intend to apply to have our units listed on the under the symbol “AAC.U.” The units will not separate into Class A ordinary shares and warrants, and the Class A ordinary shares and warrants comprising the units will not trade separately until following the completion of our initial business combination. The units will automatically separate into their component parts and the units will not be traded following the completion of our initial business combination.
The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.
Payable by Ares Acquisition Corporation III	No Exercise	Full Exercise
Per Unit	$	$
Total(1)	$	$
(1) Includes $0.35 per unit, or $3,500,000 (or $4,025,000 if the over-allotment option is exercised in full) in the aggregate payable to the underwriters for deferred underwriting commissions to be placed in a trust account located in the United States. The deferred commissions will be released to the underwriters only on completion of an initial business combination, in an amount equal to $0.35 multiplied by the number of Class A ordinary shares sold as part of the units in this offering but such $0.35 per unit shall be due solely on amounts remaining in the trust account following all properly submitted shareholder redemptions in connection with the consummation of our initial business combination.
If we do not complete our initial business combination and subsequently liquidate the trust account, the trustee and the underwriters have agreed that (i) they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any accrued interest thereon, then in the trust account upon liquidation, and (ii) that the deferred discounts and commissions will be distributed on a pro rata basis, including interest earned thereon (less taxes payable and up to $100,000 of interest income to pay liquidation expenses).
In connection with the offering, the underwriters may purchase and sell units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option and stabilizing purchases, in accordance with Regulation M.
•
Short sales involve secondary market sales by the underwriters of a greater number of units than they are required to purchase in the offering.

•
“Covered” short sales are sales of units in an amount up to the number of units represented by the underwriters’ over-allotment option.

•
“Naked” short sales are sales of units in an amount in excess of the number of units represented by the underwriters’ over-allotment option.

•
Covering transactions involve purchases of units either pursuant to the over-allotment option or in the open market after the distribution has been completed to cover short positions.

•
To close a naked short position, the underwriters must purchase units in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering.

•
To close a covered short position, the underwriters must purchase units in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of units to close the covered short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option.

•
Stabilizing transactions involve bids to purchase units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the units. They may also cause the price of the units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
We estimate that our portion of the total expenses of this offering payable by us will be $      , excluding underwriting discounts and commissions. We have agreed to reimburse the underwriters for all expenses and fees related to the review by the Financial Industry Regulatory Authority (“FINRA”), which will not exceed $25,000.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
We are not under any contractual obligation to engage the underwriters or one of their respective affiliates to provide any services for us after this offering, but we may do so at our discretion. The underwriting agreement provides that following the completion of this offering, the obligations of the underwriters with respect to this offering will be deemed satisfied and the underwriters are not bound by any commitment or obligation to offer or sell to the public any securities of the company or any business combination transaction counterparty or otherwise solicit holders of securities of the company or any business combination transaction counterparty to approve the business transaction. However, the underwriters or one of their respective affiliates may introduce us to potential target businesses, provide financial advisory services to us in connection with a business combination or assist us in raising additional capital in the future, including by acting as a placement agent in a private offering or underwriting or arranging debt financing. If the underwriters or their respective affiliates provides services to us after this offering, we may pay such underwriter or its affiliate fair and reasonable fees or other compensation that would be determined at that time in an arm’s length negotiation; provided that no agreement will be entered into with the underwriters and their respective affiliates no fees or other compensation for such services will be paid to the underwriters or their respective affiliates prior to the date that is 60 days from the date of this prospectus, unless such payment would not be deemed underwriting compensation in connection with this offering. Any fees we may pay the underwriters or their affiliates for services rendered to us after this offering may be contingent on the completion of a business combination and may include non-cash compensation. The underwriters or their affiliates that provide these services to us may have a potential conflict of interest given that the underwriters are entitled to the deferred portion of their underwriting compensation for this offering only if an initial business combination is completed within the specified time frame.
Neither the underwriters nor their affiliates are under any obligation to provide us services in the future, including with respect to our initial business combination. The underwriters or their affiliates engage in advisory, underwriting, lending and financing, principal investing, sales and trading, research and investment management activities with a variety of clients and counterparties, corporate, governmental, institutional and individual. Consequently, at the time of our initial business combination the underwriters may advise or provide financing or other services to the target business, the sellers of the target business or other entities competing with us to acquire the target business. In addition, the underwriters or their affiliates may compete with us in trying to acquire a target business or have interests in the target business we acquire.
The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates, including as lenders or agents under financings. They have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Capital Markets Advisor
We will engage Ares Management Capital Markets LLC, an affiliate of our sponsor, to provide consulting and advisory services to us in connection with this offering, for which it will receive an advisory fee equal to    % of the aggregate gross proceeds of this offering (including the proceeds of the exercise of the overallotment option, if any). We will also engage Ares Management Capital Markets LLC as an advisor in connection with our initial business combination for which it will earn an advisory fee of % of the aggregate gross proceeds of this offering (including the proceeds of the exercise of the overallotment option, if any), payable at closing of our initial business combination. Ares Management Capital Markets LLC’s fees will be reimbursed from a portion of the cash fees paid to the underwriters.
We will indemnify and hold harmless Ares Management Capital Markets LLC and its control persons, members, managers, officers, employees, agents and affiliates to the full extent lawful permitted against any and all claims, losses and expenses as incurred arising out of any actual or proposed initial public offering or initial business combination.
Ares Management Capital Markets LLC is engaged to represent our interests only and is not participating in this offering as defined in FINRA Rule 5110(j)(16). Ares Management Capital Markets LLC is acting as an independent financial adviser as defined in FINRA Rule 5110(j)(9). As such, Ares Management Capital Markets LLC is not acting as an underwriter in connection with this offering. Ares Management Capital Markets LLC will not identify or solicit potential investors in this offering, participate in the preparation of the offering document or otherwise be involved in the distribution of this offering.
Notice to Prospective Investors in Canada
The units may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the units must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the Cayman Islands
No offer or invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of shares may be made to the public in that Member State other than:
•
to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

•
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the underwriters and us that it is a “qualified investor” as defined in the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non- discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
Notice to Residents of Hong Kong
The units may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Notice to Residents of Japan
The units have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice To Residents Of Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the units may not be circulated or distributed, nor may the units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.
Where the units are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
•
to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•
where no consideration is or will be given for the transfer; or

•
where the transfer is by operation of law.

Notice to Investors in the United Kingdom
In relation to the United Kingdom, no securities have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom, except that the securities may be offered to the public in the United Kingdom at any time:
(i)
where (i) the offer is conditional on the admission of the securities to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR) or (ii) the securities being offered are at the time of the offer already admitted to trading on London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);

(ii)
to any qualified investor as defined in paragraph 15 of Schedule 1 of the POATR;

(iii)
to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the underwriter for any such offer; or

(iv)
in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

Each person in the United Kingdom who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriter that it is a qualified investor within the meaning of paragraph 15 of Schedule 1 of the POATR.
In the case of any securities being offered to a financial intermediary, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriter that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the underwriter has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriter have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriter which constitute the final placement of securities contemplated in this document.
The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication to any person which presents sufficient information on: (a) the securities be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the securities and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.
In the United Kingdom, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of paragraph 15 of Schedule 1 of the POATR who are also: (i) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) persons falling within Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA and the Order must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.
Notice to Residents of Germany
Each person who is in possession of this prospectus is aware that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our units. In particular, the underwriters have represented that they have not engaged and has agreed that it will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of our units otherwise then in accordance with the Act and all other applicable legal and regulatory requirements.
Notice to Residents of France
The units are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any units to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the units, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors

(investisseurs qualifies) in accordance with Article L.411-2 of the Monetary and Financial Code and decret no. 98-880 dated October 1, 1998.
Notice to Residents of the Netherlands
Our units may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”); provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our units is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our units, and this prospectus or any other offering material relating to our units may not be considered an offer or the prospect of an offer to sell or exchange our units.

Legal Matters
Kirkland & Ellis LLP, Los Angeles, California will pass upon the validity of the securities offered in this prospectus with respect to units and warrants. Maples and Calder (Cayman) LLP will pass upon the validity of the securities offered in this prospectus with respect to the ordinary shares and matters of Cayman Islands law. In connection with this offering, Ropes & Gray LLP advised the underwriters in connection with the offering of the securities.
Experts
The financial statements of Ares Acquisition Corporation III as of March 31, 2026 and for the period from March 25, 2026 (inception) through March 31, 2026 appearing in this prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Where You Can Find Additional Information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.
Upon completion of this offering, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly and current event reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.

ARES ACQUISITION CORPORATION III
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder and the Board of Directors of
Ares Acquisition Corporation III:
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Ares Acquisition Corporation III (the “Company”) as of March 31, 2026, and the related statements of operations, changes in shareholder’s equity and cash flows for the period from March 25, 2026 (inception) through March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the period from March 25, 2026 (inception) through March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2026.
New York, New York
April 27, 2026

ARES ACQUISITION CORPORATION III
BALANCE SHEET
MARCH 31, 2026
Assets:
Current assets
Prepaid expenses	$7,929
Total current assets	7,929
Deferred offering costs	456,186
Total assets	$464,115
Liabilities and shareholder’s equity:
Current liabilities
Accrued offering costs	$456,186
Total current liabilities	456,186
Commitments and contingencies
Shareholder’s equity
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 300,000,000 shares authorized; none issued and outstanding	—
Class B ordinary shares, $0.0001 par value; 30,000,000 shares authorized; 2,875,000 shares issued and outstanding(1)	288
Additional paid-in capital	24,712
Accumulated deficit	(17,071)
Total shareholder’s equity	7,929
Total liabilities and shareholder’s equity	$464,115
(1) Includes up to 375,000 Class B ordinary shares subject to forfeiture if the underwriters do not exercise the over-allotment option in full or in part (see Note 6).
The accompanying notes are an integral part of these financial statements.

ARES ACQUISITION CORPORATION III
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MARCH 25, 2026 (INCEPTION) THROUGH MARCH 31, 2026
Formation costs	$17,071
Net loss	$(17,071)
Weighted average shares outstanding, basic and diluted(1)	2,500,000
Basic and diluted net loss per Class B ordinary share	$(0.01)
(1) Excludes an aggregate of up to 375,000 Class B ordinary shares subject to forfeiture if the underwriters do not exercise the over-allotment option in full or in part (see Note 6).
The accompanying notes are an integral part of these financial statements.

ARES ACQUISITION CORPORATION III
STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY
FOR THE PERIOD FROM MARCH 25, 2026 (INCEPTION) THROUGH MARCH 31, 2026
	Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Equity
	Shares	Amount
Balance at March 25, 2026 (inception)	—	$—	$—	$—	$—
Issuance of ordinary shares to Sponsor(1)	2,875,000	288	24,712	—	25,000
Net loss	—	—	—	(17,071)	(17,071)
Balance at March 31, 2026	2,875,000	$288	$24,712	$(17,071)	$7,929
(1) Includes up to 375,000 Class B ordinary shares subject to forfeiture if the underwriters do not exercise the over-allotment option in full or in part (see Note 6).
The accompanying notes are an integral part of these financial statements.

ARES ACQUISITION CORPORATION III
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MARCH 25, 2026 (INCEPTION) THROUGH MARCH 31, 2026
Cash flows from operating activities:
Net loss	$(17,071)
Adjustments to reconcile net loss to net cash used in operating activities:
Payment of formation costs through issuance of Class B ordinary shares	17,071
Net cash used in operating activities	—
Net change in cash	—
Cash—beginning of period	—
Cash—end of period	$—
Supplemental disclosure of non-cash activities:
Deferred offering costs included in accrued offering costs	$456,186
Prepaid expenses paid by Sponsor in exchange for issuance of Class B ordinary shares	$7,929
The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION
Ares Acquisition Corporation III (the “Company”) was incorporated as a Cayman Islands exempted company on March 25, 2026. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (such transaction, a “Business Combination”).
The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an emerging growth company as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and, as such, the Company is subject to all of the risks associated with emerging growth companies.
As of March 31, 2026, the Company had not commenced any operations. All activity for the period from March 25, 2026 (inception) through March 31, 2026 relates to the Company’s formation and the proposed initial public offering of the Company’s securities (the “Proposed Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company anticipates it will generate non-operating income in the form of interest income from the proceeds derived from the Proposed Public Offering. The Company has selected December 31 as its fiscal year end.
The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a Proposed Public Offering of 10,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit (or 11,500,000 Units if the Full Over-Allotment (as defined below) is exercised), which is discussed in Note 3, and the sale of 3,533,333 warrants (the “Private Placement Warrants”) (or 3,733,333 Private Placement Warrants in a Full Over-Allotment) at a price of $1.50 per Private Placement Warrant in a private placement to Ares Acquisition Holdings III LP, a Cayman Island limited partnership (the “Sponsor”), that will close simultaneously with the Proposed Public Offering, which is discussed in Note 4.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of the Private Placement Warrants. Substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value of at least 80% of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting fees and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully. Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Proposed Public Offering, including a portion of the proceeds from the sale of the Private Placement Warrants, will be held in a trust account (“Trust Account”), located in the United States. The proceeds held in the Trust Account may only be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company for Permitted Withdrawals (defined below), the funds held in the Trust Account will not be released from the Trust Account until the earliest to occur of (i) the consummation of a Business Combination and (ii) the distribution of the Trust Account, as described below.
The Company will provide its holders of the outstanding Public Shares (the “public shareholders”) with the opportunity to redeem all or a portion of their Class A ordinary shares upon the consummation of a Business

Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account, including interest earned on the funds held in the Trust Account less (i) amounts withdrawn or eligible to be withdrawn to fund the Company’s working capital requirements, subject to an annual limit of $500,000 (plus the rollover of unused amounts from prior years) (such amounts “Working Capital Withdrawals”); and (ii) amounts withdrawn or eligible to be withdrawn to pay the Company’s tax obligations (such amounts “Tax Withdrawals”). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), Topic 480 “Distinguishing Liabilities from Equity.”
The Company will proceed with a Business Combination only if it obtains the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of shareholders holding a majority of ordinary shares who attend and vote at a general meeting. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 4), and the Sponsor and the Company’s officers and directors have agreed to vote any Public Shares acquired in or after the Proposed Public Offering in favor of a Business Combination, and not to redeem any shares owned by them in connection with a Business Combination. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or abstain from voting on the proposed transaction.
Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares sold in the Proposed Public Offering, without the prior consent of the Company.
The Sponsor and the Company’s officers and directors have agreed (i) to waive their redemption rights with respect to their Founder Shares and any Public Shares held by them in connection with the completion of a Business Combination and (ii) not to propose an amendment to (a) modify the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (b) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have 24 months from the closing of the Proposed Public Offering, until the end of the Extended Period (as defined below) or until such earlier date as the Company’s board of directors may approve to complete a Business Combination (the “Combination Period”). Upon the Company entering into a letter of intent with a potential target business in connection with an initial Business Combination, the period of time in which the Company may complete a Business Combination will be automatically extended from 24 months to 30 months from the closing of the Proposed Public Offering (the “Extended Period”). If the Company is unable to complete a

Business Combination within the Combination Period, the Company will as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares. Any such redemption will be at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less Working Capital Withdrawals, Tax Withdrawals and up to $100,000 of interest that may be released to the Company to fund the costs and expenses of its dissolution and liquidation) divided by the number of the then-outstanding public shares (together with the Working Capital Withdrawals and the Tax Withdrawals, the “Permitted Withdrawals”). Any such redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to the Company’s obligations under Cayman Islands law to provide for claims of creditors and to the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which may expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor has agreed to waive its liquidation rights with respect to its Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or the Company’s officers or directors acquire Public Shares in or after the Proposed Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commissions (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Proposed Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company (except for the Company’s independent registered public accounting firm), or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amounts in the Trust Account to below (i) $10.00 per Public Share or (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the Trust Account assets, less Permitted Withdrawals. This liability will not apply with respect to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, if an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all material vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Liquidity and Capital Resources
The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Presentation of Financial Statements—Going Concern,” management has determined that the Company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the completion of the Proposed Public Offering or one year from the date of issuance of these financial statements.
Risks and Uncertainties
Management has evaluated the impact of persistent inflation and fluctuations in interest rates, financial market instability and certain geopolitical events. Management has concluded that while it is reasonably possible that the risks and uncertainties related to or resulting from these events could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of these risks and uncertainties.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging Growth Company
The Company is an “emerging growth company.” As an emerging growth company, it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with new or revised financial accounting standards. Private companies are those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period. This means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Derivative Financial Instruments
The Company evaluates its equity-linked financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815, “Derivatives and Hedging.” For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recognized at fair value with subsequent changes in fair value recognized in the statement of operations each reporting period. The classification of derivative instruments, including whether such instruments should be classified as liabilities or as equity, is evaluated at the end of each reporting period.
The Company will account for the warrants to be issued in the Proposed Public Offering and the Private Placement Warrants in accordance with the guidance contained in ASC 815. For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statement of operations. As of March 31, 2026, no warrants have been issued.
Deferred Offering Costs
The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees and other costs that are related to the Proposed Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Proposed Public Offering proceeds from the Public Units between Class A ordinary shares and warrants, using the residual method by allocating Proposed Public Offering proceeds first to assigned value of the warrants and then to the Class A ordinary shares. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.
Income Taxes
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company has determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2026. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the government of the Cayman Islands. In accordance with Cayman Islands income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements.
Net Loss per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per Class B ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares at March 31, 2026 were reduced for the effect of an aggregate of 375,000 Class B ordinary shares that are subject to forfeiture if the over-allotment option is not exercised, in full or in part, by the underwriters (see Note 6). At March 31, 2026, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per Class B ordinary share is the same as basic loss per share for the period presented.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account. The Company had no cash on hand and had not yet established a bank account as of March 31, 2026.
Recent Accounting Pronouncements
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.
3. PROPOSED PUBLIC OFFERING
Public Units
Pursuant to the Proposed Public Offering, the Company intends to offer for sale 10,000,000 Units (or 11,500,000 Units in a Full Over-Allotment) at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-fifth of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 6).
The Units will continue to trade as Units until the Company completes an initial Business Combination, at which time such Units, to the extent not redeemed, will automatically separate into their component parts and will no longer be outstanding.
Public Warrants
Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable 30 days after the completion of a Business Combination. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. Public Warrants that are attached to Class A ordinary shares that are redeemed prior to, or in connection with, completion of the Company’s initial Business Combination will be cancelled and expire upon redemption of such shares without the payment or any additional consideration.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating to the registration statement is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue Class A ordinary shares upon exercise of a warrant unless the Class A ordinary shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
The Company has agreed that, as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after such closing, and to maintain the effectiveness of such registration statement, and a current prospectus relating to it, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A ordinary shares is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act. In the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will be required to use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Once the warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable to each warrant holder; and

•
if, and only if, the closing price of the Company’s Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

In addition, the exercise price of the warrants and the $18.00 per share redemption trigger price will be adjusted in certain circumstances. Specifically, these adjustments apply if (i) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares (as defined in Note 4) held by the Sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”); (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest on such issuances, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions); and (iii) the volume weighted average trading price of the Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share. If all three conditions above are met, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants (see Note 4) will be identical to the Public Warrants underlying the Units being sold in the Proposed Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis, be non-redeemable and be entitled to registration rights.
If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

4. RELATED PARTY TRANSACTIONS
Founder Shares
On March 31, 2026, the Sponsor paid $25,000 to cover certain offering and formation costs of the Company in consideration of 2,875,000 Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”). The Sponsor has agreed to forfeit up to 375,000 Founder Shares to the extent that the Full Over-Allotment is not exercised so that the Founder Shares will represent, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Proposed Public Offering (assuming the Sponsor does not purchase any Public Shares in the Proposed Public Offering). If the Company increases or decreases the size of the offering, the Company will effect a share capitalization or a share surrender or other appropriate mechanism, as applicable, immediately prior to the completion of the Proposed Public Offering in such amount as to maintain the Founder Share ownership of the Sponsor at 20% of the Company’s issued and outstanding ordinary shares upon the completion of the Proposed Public Offering. The Founder Shares will automatically convert into Class A ordinary shares upon consummation of a Business Combination, or earlier at the option of the holder of the Founder Shares, on a one-for-one basis, subject to certain adjustments, as described in Note 6.
The Sponsor has agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees) until the earlier of (i) one year after the date of the consummation of a Business Combination, or (ii) subsequent to the consummation of a Business Combination, (a) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (b) subsequent to a Business Combination, the date on which the Company completes a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Private Placement Warrants
The Sponsor has agreed to purchase an aggregate of 3,533,333 Private Placement Warrants (or 3,733,333 Private Placement Warrants in a Full Over-Allotment) at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $5,300,000 (or $5,600,000 in a Full Over-Allotment), in a private placement that will occur simultaneously with the closing of the Proposed Public Offering. Each Private Placement Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the Private Placement Warrants will be added to the proceeds from the Proposed Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants may expire worthless.
Related Party Loans
Promissory Note
On March 31, 2026, the Company issued a promissory note to the Sponsor, pursuant to which the Sponsor agreed to loan the Company up to an aggregate of $400,000 to be used for the payment of costs related to the Proposed Public Offering (the “Promissory Note”). The Promissory Note is non-interest bearing, unsecured and due on the earlier of December 31, 2026 and the completion of the Proposed Public Offering. As of March 31, 2026, no amounts were outstanding under the Promissory Note.
Working Capital Loans
In addition, to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the

Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. If a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.50 per warrant. The warrants would be identical to the Private Placement Warrants. At March 31, 2026, no Working Capital Loans were outstanding.
Administrative Service Fee
Commencing on the date on which the registration statement for the Company’s Proposed Public Offering is declared effective by the SEC, the Company will enter into an agreement with the Sponsor to pay a monthly fee of $16,667 for office space, utilities, secretarial support and administrative services. This arrangement will terminate upon completion of a Business Combination or liquidation of the Company. No amounts were incurred or accrued under this agreement as of March 31, 2026.
Advisory Agreement
The Company will engage Ares Management Capital Markets LLC (“AMCM”), an affiliate of the Sponsor, to provide consulting and advisory services to the Company in connection with the Proposed Public Offering and the initial Business Combination. As payment for such services, AMCM will receive (i) an advisory fee payable upon the closing of the Proposed Public Offering, and (ii) a deferred advisory fee payable solely if the Company completes the initial Business Combination. The underwriters will agree to reimburse the Company a portion of their fees to cover the fees payable to AMCM. No amounts were incurred or accrued under this agreement as of March 31, 2026.
5. COMMITMENTS AND CONTINGENCIES
Registration Rights
The holders of the Founder Shares, Private Placement Warrants (and the Class A ordinary shares underlying such Private Placement Warrants) and Private Placement Warrants that may be issued upon conversion of Working Capital Loans (and the Class A ordinary shares underlying such warrants) will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering. The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will be entitled to “piggyback” registration rights to include their securities in other registration statements filed by the Company, subject to certain limitations. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement and Advisory Agreement
The Company will grant the underwriters a 45-day option from the date of Proposed Public Offering to purchase up to 1,500,000 additional Units (the “Full Over-Allotment”) to cover over-allotments, if any, at the Proposed Public Offering price less the underwriting discounts and commissions.
The underwriters will be entitled to a cash underwriting discount of $0.20 per Unit, or $2,000,000 in the aggregate (or $2,300,000 in the aggregate if the underwriters’ option to purchase additional Units is exercised in full), payable upon the closing of the Proposed Public Offering. In addition, the underwriters will be entitled to a deferred fee of $0.35 per Unit, or $3,500,000 in the aggregate (or $4,025,000 in the aggregate if the underwriters’ option to purchase additional Units is exercised in full). The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely if the Company completes a Business Combination, subject to the terms of the underwriting agreement.
The Company will also engage AMCM, an affiliate of the Company’s Sponsor, to provide consulting and advisory services to the Company in connection with the Proposed Public Offering. AMCM will receive (i) an advisory fee payable upon the closing of the Proposed Public Offering, and (ii) a deferred advisory fee payable solely if the Company completes the initial Business Combination. The underwriters will agree to reimburse the Company a portion of their fees to cover the fees payable to AMCM.
6. SHAREHOLDER’S EQUITY
Preference shares—The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At March 31, 2026, there were no preference shares issued or outstanding.
Class A ordinary shares—The Company is authorized to issue 300,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At March 31, 2026, there were no Class A ordinary shares issued or outstanding.
Class B ordinary shares—The Company is authorized to issue 30,000,000 Class B ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class B ordinary shares are entitled to one vote for each ordinary share. At March 31, 2026, there were 2,875,000 Class B ordinary shares issued and outstanding, of which 375,000 shares are subject to forfeiture to the extent that the Full Over-Allotment is not exercised. The forfeiture ensures that the Founder Shares will represent, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Proposed Public Offering (assuming the Sponsor does not purchase any Public Shares in the Proposed Public Offering).
Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of shareholders except as required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination, or earlier at the option of the holders of the Class B ordinary shares, on a one-for-one basis, subject to adjustment. If additional Class A ordinary shares or equity-linked securities are issued or deemed issued in excess of the amounts offered in the Proposed Public Offering and related to the closing of a Business Combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance). The adjustment will ensure that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all ordinary shares outstanding upon completion of the Proposed Public offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination and any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Company).
7. SEGMENT INFORMATION
ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.
The Company’s CODM has been identified as a group that includes the chief executive officer and chief financial officer, that collectively reviews the consolidated operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, the CODM has determined that the Company only has one reporting segment.
The CODM assesses performance for the single segment and decides how to allocate resources based on net loss that is reported on the statement of operations. The measure of segment assets is reported on the balance sheet as total assets. The CODM reviews general and administrative expenses, which represent the significant segment expenses, which is included in the accompanying statement of operations. General and administrative costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete the Proposed Public Offering and eventually, a Business Combination. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.
8. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to April 27, 2026, the date that the financial statements were available to be issued. The Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

10,000,000 Units
Ares Acquisition Corporation III
Preliminary Prospectus
J.P. Morgan Jefferies
Until            , 2026 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
            , 2026

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:
SEC expenses	$19,534
FINRA expenses	$21,718
Accounting fees and expenses	$65,000
Printing and engraving expenses	$25,000
Legal fees and expenses	$400,000
Listing and filing fees	$85,000
Miscellaneous	$183,748
Total	$800,000
Item 14. Indemnification of Directors and Officers.
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association will provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We will enter into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in our amended and restated memorandum and articles of association. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.
Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we complete an initial business combination.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 15. Recent Sales of Unregistered Securities.
On March 31, 2026, our sponsor paid $25,000 to cover certain of our offering costs in consideration of 2,875,000 Class B ordinary shares, par value $0.0001. Up to 375,000 founder shares are subject to forfeiture depending on the extent to which the underwriters’ over-allotment option is exercised. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. If we increase or decrease the size of this offering, we will effect a share capitalization or a share contribution back to capital or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares prior to the completion of this offering in such amount as to maintain the number of founder shares at 20% of the total number of Class A ordinary shares and Class B ordinary shares outstanding at such time.

Our sponsor has agreed to purchase an aggregate of 3,533,333 private placement warrants (3,733,333 private placement warrants in a Full Over-Allotment), each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.50 per warrant ($5,300,000 in the aggregate or $5,600,000 in a Full Over-Allotment), in a private placement that will close simultaneously with the closing of this offering. These issuances will be made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.
No underwriting discounts or commissions were paid with respect to such sales.
Item 16. Exhibits and Financial Statement Schedules.
(i)
The Exhibit Index is incorporated in this prospectus by reference.

Item 17. Undertakings.
(ii)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(iii)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(iv)
The undersigned registrant hereby undertakes that:

1.
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index
Exhibit No.	Description
1.1**	Form of Underwriting Agreement.
3.1**	Memorandum and Articles of Association.
3.2**	Form of Amended and Restated Memorandum and Articles of Association.
4.1**	Specimen Unit Certificate.
4.2**	Specimen Class A Ordinary Share Certificate.
4.3**	Specimen Warrant Certificate.
4.4**	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the company.
5.1**	Opinion of Kirkland & Ellis LLP.
5.2**	Opinion of Maples and Calder (Cayman) LLP, Cayman Islands Legal Counsel to the company.
10.1**	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the company.
10.2**	Form of Registration and Shareholder Rights Agreement among the company and the sponsor.
10.3**	Form of Private Placement Warrants Purchase Agreement between the company and the sponsor.
10.4**	Form of Indemnity Agreement.
10.5**	Form of Administrative Services Agreement between the company and the sponsor.
10.6**	Promissory Note, dated as of March 31, 2026, between the company and the sponsor.
10.7**	Securities Subscription Agreement, dated as of March 31, 2026, between the company and the sponsor.
10.8**	Form of Letter Agreement between the company and the sponsor and each director and executive officer of the company.
10.9**	Form of Consulting and Advisory Services Agreement between the company and Ares Management Capital Markets LLC.
23.1**	Consent of WithumSmith+Brown, PC.
23.2**	Consent of Kirkland & Ellis LLP (included on Exhibit 5.1).
23.3**	Consent of Maples and Calder (Cayman) LLP (included on Exhibit 5.2).
24**	Powers of Attorney (contained on the signature page of the initial public filing of this registration statement).
99.1**	Consent of Kathryn V. Marinello.
99.2**	Consent of Michael A. Woronoff.
107**	Filing Fee Table.

* Filed herewith
** To be filed by amendment

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the          day of            , 2026.
Ares Acquisition Corporation III
By:

Name:
David B. Kaplan

Title:
Chief Executive Officer and Director

POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David B. Kaplan and Jarrod Phillips, each of them, such person’s true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for such person and in such person’s name, place and stead, in all capacities, to execute all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits attached to such post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), and other documents in connection with such post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462(b), with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, ratifying and confirming all that each said attorney-in-fact and agent, or such person’s substitute or substitutes, may lawfully do or cause to be done by virtue of signing this registration statement.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.
Name	Position	Date
David B. Kaplan	Chief Executive Officer and Co-Chairman (principal executive officer)	, 2026
Jarrod Phillips	Chief Financial Officer (principal financial and accounting officer)	, 2026
Michael J Arougheti	Co-Chairman	, 2026